================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                AMENDMENT NO. 3


                                      TO

                                SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Pure Resources, Inc.
                           (Name of Subject Company)

                             Pure Resources, Inc.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.01
                        (Title of Class of Securities)

                                  74622E 10 2
                     (CUSIP Number of Class of Securities)

                               Jack D. Hightower
         Chief Executive Officer, President and Chairman of the Board
                             Pure Resources, Inc.
                               500 West Illinois
                             Midland, Texas 79701

                                (915) 498-8600

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
                                  Statement)

                                   Copy To:

                  Joshua Davidson            Joe Dannenmaier
                Baker Botts L.L.P.      Thompson & Knight L.L.P.
               910 Louisiana Street       1700 Pacific Avenue,
                                               Suite 3300
               Houston, Texas 77002        Dallas, Texas 75201
                  (713) 229-1234             (214) 969-1700

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               TABLE OF CONTENTS


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                                                                                                 Page
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
ITEM 1. SUBJECT COMPANY INFORMATION.............................................................   1

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON................................................   1

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS................................   2
        Certain Arrangements and Conflicts of Interest Between Pure and its Directors, Executive
          Officers and Affiliates...............................................................   2
        Certain Arrangements and Conflicts of Interest Among Pure and Union Oil and its
          Affiliates............................................................................  10
        Interests of Certain Persons in the Revised Exchange Offer and the Merger...............  13

ITEM 4. THE SOLICITATION OR RECOMMENDATION......................................................  15
        Recommendation..........................................................................  15
        Background of the Exchange Offer........................................................  15
        Reasons for the Recommendation..........................................................  31
        Opinion of Credit Suisse First Boston Corporation.......................................  37
        Opinion of Petrie Parkman & Co., Inc....................................................  47
        Selected Unocal Projected Financial Information.........................................  59
        Intent to Tender........................................................................  60

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.................................  60
        Special Committee.......................................................................  60
        Credit Suisse First Boston Corporation..................................................  60
        Petrie Parkman & Co., Inc...............................................................  61

ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY..........................................  61

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS......................................  61

ITEM 8. ADDITIONAL INFORMATION..................................................................  62
        Certain Legal Matters and Regulatory Approvals..........................................  62
        State Anti-Takeover Statutes............................................................  62
        Merger..................................................................................  62
        Appraisal Rights........................................................................  62
        Litigation..............................................................................  64

ITEM 9. EXHIBITS................................................................................  66





ANNEX A--OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION



ANNEX B--OPINION OF PETRIE PARKMAN & CO., INC.

   This Amendment No. 3 to Schedule 14D-9 amends and restates the
Solicitation/Recommendation Statement on Schedule 14D-9, including all schedules and annexes thereto, originally filed by Pure Resources, Inc. on September 18, 2002 and amended on September 27, 2002 and October 9, 2002.


ITEM 1.  SUBJECT COMPANY INFORMATION.


   The name of the subject company is Pure Resources, Inc., a Delaware corporation ("Pure"). The principal executive office of Pure is located at 500 West Illinois, Midland, Texas 79701. The telephone number of Pure's principal executive office is (915) 498-8600. Pure's website is www.pureresources.com.



   The title of the class of equity securities to which this Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Pure common stock, par value $0.01 per share. As of September 30, 2002, there were 50,598,477 shares of common stock outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

   Pure, the subject company, is the person filing this Statement. Its business address, telephone number and website are set forth above under Item 1. The information in this Statement can be found on Pure's website. The information on Pure's website does not constitute part of this Statement.


   This Statement relates to the amended exchange offer by Union Oil Company of California, a California corporation ("Union Oil") and wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), pursuant to which each outstanding share of common stock of Pure may be exchanged for 0.74 of a share of Unocal common stock (including the associated preferred stock purchase rights). We refer to the amended exchange offer, which includes the 0.74 exchange ratio, as the revised exchange offer.



   The revised exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Unocal with the Securities and Exchange Commission (the "SEC") on September 4, 2002 and as amended through October 11, 2002 (the "Schedule TO"). The revised exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus dated October 11, 2002 (the "Prospectus") contained in the Registration Statement on Form S-4 filed by Unocal with the SEC on September 4, 2002 (as amended through October 11, 2002, the "Registration Statement") and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of shares of Pure common stock (the "Transmittal Documents").



   The revised exchange offer is subject to numerous conditions, including the following:



  . the valid tender of a sufficient number of shares of Pure common stock such that, after the revised exchange offer is completed, Unocal will own at least 90% of the outstanding shares of Pure common stock (which we refer to as the minimum tender condition);





  . the shares of Unocal common stock to be issued in the revised exchange offer and subsequent merger (discussed below) having been approved for listing on the New York Stock Exchange;



  . the absence of any event that would be expected to have an adverse effect on Pure such that, regardless of the circumstances, in Unocal's good faith judgment, it would be inadvisable for Unocal to proceed with the revised exchange offer;



  . Unocal's satisfaction with the status of the litigation against it which is pending in the Delaware Chancery Court, including any appeals;





  . the absence of legal impediments to the revised exchange offer or the subsequent merger; and



  . the Registration Statement having been declared effective by the SEC and not subject to any stop order or proceeding seeking a stop order.





   Unocal has stated in the Prospectus that it will not waive the minimum tender condition.

   In addition, as set forth in the Prospectus, Unocal may extend the expiration of the revised exchange offer or terminate it in the event certain legal actions are threatened, instituted or pending, a material change in the businesses of Pure, Union Oil or Unocal is threatened or occurs, certain world and/or financial disasters occur, or certain other events occur and are continuing, and, in Unocal's good faith judgment, it would be inadvisable for Unocal to proceed with the revised exchange offer.



   If the revised exchange offer results in Union Oil or its affiliates owning 90% or more of the outstanding shares of Pure common stock, Unocal has stated that it will effect a short-form merger of Pure with a subsidiary of Unocal in accordance with the applicable provisions of the Delaware General Corporation Law without approval of Pure's board of directors or stockholders. Pursuant to the merger, except for shares held by stockholders who have exercised appraisal rights, each issued and outstanding share of Pure common stock will be converted into the same consideration paid by Unocal in the revised exchange offer.


   The principal executive offices of Unocal are located at 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245.

   With respect to all information described herein as contained in the Prospectus and the Transmittal Documents, including information concerning Unocal, Union Oil or their affiliates, officers or directors or actions or events with respect to any of them, Pure takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described in this Statement (including the exhibits and any information incorporated into it by reference), to Pure's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Pure or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Union Oil or any of its executive officers, directors or affiliates.


Certain Arrangements and Conflicts of Interest Between Pure and its Directors, Executive Officers and Affiliates


   Pure's directors, executive officers and affiliates have entered into the various agreements discussed below.

  Employment Agreement with Jack D. Hightower

   Pure entered into an employment agreement, dated December 13, 1999, as amended, with Jack D. Hightower (Pure's Chief Executive Officer, President and Chairman of the Board of Directors) with a term of three years and a rollover provision so that the term at all times is no less than two years. Mr. Hightower currently receives an annual salary of $600,000 plus business expenses and other specified benefits. Mr. Hightower also receives an annual bonus that is at least $240,000, with the exact amount to be determined by the Compensation Committee of Pure's board of directors. Mr. Hightower received a bonus of $750,000 in 2001. The employment agreement also provides for the purchase by Pure of life and disability insurance for Mr. Hightower.


   Pure's employment agreement with Mr. Hightower also includes provisions regarding severance and retention that provide that if he is terminated, other than for cause, or resigns as Chief Executive Officer of Pure for good reason, Mr. Hightower's outstanding options and other rights will vest; he will receive three times the total of his annual salary plus his average annual bonus for the last three years, but not less than $240,000, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment, and Pure will take action to prevent automatic termination of his options as a result of the termination. In the event Mr. Hightower resigns his employment with Pure other than for good reason, his non-vested options will expire without vesting and he will be entitled to a severance benefit equal to his total annual salary plus an amount, but not less than $240,000, equal to the average of the prior three years' bonuses, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

   A termination for good reason under Mr. Hightower's employment agreement means:

  . Pure's failure to comply with any material provision of the employment agreement which has not been cured within 60 working days after notice of the noncompliance has been given by him to Pure;

  . a material change in the nature or scope of his duties from those engaged in by him immediately prior to the date of the employment agreement;

  . a reduction in his annual base salary from that provided to him in the employment agreement;

  . a material diminution in his eligibility to participate in or in the benefits provided him under any bonus, stock option or other incentive compensation plans or employee welfare and pension benefit plans, such as medical, dental, life insurance, retirement and long-term disability plans, from that provided him on the date of the employment agreement;

  . any required relocation outside of Texas, including any required business travel in excess of the greater of 90 days per year or the level of business travel of the employee for the year prior to the date of the employment agreement;

  . failure by him and Pure, or its successor, to reach an agreement on or prior to a change of control of Unocal or Pure as to the terms of his employment following the change of control, which terms are acceptable to him in his sole discretion; or

  . acquisition by Union Oil and its affiliates of the beneficial ownership of 85% or more of Pure's common stock or voting securities.

   If the exchange offer is completed and Mr. Hightower exercises his right to resign for good reason, the approximate amount of the cash severance payment payable to Mr. Hightower would be $3,645,000 before any gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

  Officer Severance Agreements

   George G. Staley, William K. White, Gary M. Dupriest, Dan P. Colwell and certain other officers have entered into severance agreements with Pure. The agreements provide that upon the occurrence of a termination event for severance benefits, each officer is entitled to severance benefits including the following:


  . cash payment equal to one to two times (depending on the officer) of the sum of (a) the annual base salary and (b) the greater of the bonus from the preceding year or the average of the bonus from the three previous years, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment;


  . immediate vesting of all restricted stock, options and other rights granted to the officer; and

  . action by Pure to prevent automatic termination of the officer's stock options as a result of termination.

   A termination event, as defined in the applicable agreements, for purposes of the severance benefits is any one of the following:

  . termination of employment of the officer by Pure for any reason other than cause;

  . voluntary termination of employment by the officer for good reason, with good reason including: (i) a material change in the nature and scope of the officer's duties and responsibilities from those at the date of the agreement, (ii) a reduction in the officer's status with Pure below his current position, (iii) a reduction of the officer's base salary below the base salary immediately prior to the date of the agreement, except for proportionate, officer-wide reductions, (iv) a material diminution in the officer's eligibility to participate in the benefit and incentive plans of Pure provided to the officer immediately prior to the date of the agreement, or (v) a relocation of the officer outside the state of Texas or required travel in excess of the greater of
      (a) 90 days per year or (b) the level of travel of the officer in the year immediately prior to the date of the agreement;


  . failure by the officer and Pure or its successor to reach an agreement on or prior to a change of control of Unocal or Pure as to terms of employment following the change of control, which terms are acceptable in the sole discretion of the officer; or


  . acquisition by Union Oil and its affiliates of beneficial ownership of 85% or more of Pure's voting securities.


   If the exchange offer is completed and if each of the named executive officers other than Mr. Hightower chooses to exercise his right to terminate for good reason, the approximate amount of the cash severance payment payable to the named executive officers would be approximately $996,000 to Mr. Staley, $397,000 to Mr. White, $307,000 to Mr. Dupriest and $306,000 to Mr. Colwell before any gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment. The aggregate amounts payable to the officers other than the named executive officers would be approximately $1,481,000 before any gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.


  Put Rights


   Messrs. Hightower, Staley, White, Dupriest, Colwell and certain other officers of Pure have provisions in their employment/severance agreements that require Pure, in the case of a "put event," to purchase, at a price equal to the net asset value per share, the shares of Pure common stock:



  . received by the officer in the combination with Titan in exchange for shares of Titan common stock held by the officer on December 1, 1999 (of which there were 2,796,107 Pure shares held subject to the put right at September 30, 2002); and



  . acquired by the officer pursuant to exercise of stock options currently held or granted in the future (at September 30, 2002, 4,100,584 stock options are subject to the put right).



   At September 30, 2002, Pure, based on its historical method of calculating its liability for this put obligation, estimates it would record $111.0 million as common stock subject to repurchase, which is based on a net asset value per share of $23.64. Due to interpretational factors and circumstances that could exist at the time of the exercise of the put right, Pure estimates this put obligation would be not less than $111.0 million nor more than $122.7 million at September 30, 2002, which is based on the estimated net asset value per share not being less than $23.64 nor more than $25.35. The aforementioned interpretations and circumstances relate to whether the proceeds from the exercise of the stock options are applied to debt and to the number of shares to be considered or utilized as fully diluted shares. Additionally, the common stock subject to repurchase could differ due to (a) the imprecision associated with the engineering of oil and gas reserves and (b) the multiple valuations of the proved reserves that could be required under the put right, as discussed below.



   As to the shares of Pure common stock received by the officers in the combination with Titan, at September 30, 2002, with the net asset value per share of $23.64, Pure's obligation to purchase was approximately $66.1 million (at a net asset value per share of $25.35, Pure's obligation to purchase was approximately $70.9 million).



   As to the shares of Pure common stock that would be acquired by the officers pursuant to exercise of stock options, 4,096,282 shares may be purchased at exercise prices less than $23.64 and $25.35. Pure would receive proceeds of approximately $52.0 million if the 4,096,282 stock options were exercised and the cost to Pure of


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purchasing the 4,096,282 shares at the net asset value per share of $23.64 at
September 30, 2002, was approximately $96.8 million (at the net asset value per share of $25.35, Pure's obligation to purchase was approximately $103.8 million). Accordingly, Pure's net obligation related to the stock options subject to the put right at September 30, 2002, at a net asset value per share of $23.64 was approximately $44.9 million (at a net asset value per share of $25.35, Pure's net obligation to purchase was approximately $51.8 million).


   The put right is exercisable by the officer upon the occurrence of a "put event" by providing written notice to Pure within 90 days after the date of the put event. The date of that exercise notice establishes the "put date" for purposes of making certain calculations to be utilized in the closing of the related purchase of shares, or "put closing." If the officer either does not exercise the put right in a situation other than in connection with a change of control of Pure or Unocal, or exercises the put right with respect to only a portion of the covered shares, the officer cannot later cause Pure to purchase additional shares after another put event. A put event means any one of the following:

  . termination of the officer's employment for any reason after May 25, 2003 (for example, as a result of voluntary resignation or termination for any reason, as defined in the applicable agreement);

  . termination of the officer's employment by Pure without cause, as discussed above with respect to the employment/severance agreements;

  .   a change of control, as defined in the applicable agreement, of Pure;

  .   a change of control, as defined in the applicable agreement, of Unocal;

  .   death or disability of the officer;


  . resignation of the officer for good reason, as defined in the applicable agreement and discussed above under "--Officer Severance Agreements" beginning on page 3; or


  . acquisition by Union Oil and its affiliates of beneficial ownership of 85% or more of Pure's voting securities.


   If the exchange offer is consummated pursuant to the conditions set forth in the exchange offer and Union Oil becomes the beneficial owner of 85% of Pure's voting securities, both a termination and a put event will have occurred under certain officers' employment/severance agreements. As such, if the officers choose to terminate their employment with Pure pursuant to the terms of the employment/severance agreements, all unvested stock options will vest and such officers may exercise their put right with respect to their shares of Pure. Because the employment/severance agreements provide the officer the right to include in the amount of shares to be purchased by Pure any specified shares that are acquired pursuant to stock option exercises after the put event or put date but before the related put closing, Pure may receive cash from stock option exercises in connection with exercises of the put right. If Pure does not have enough cash, net of the amount received by Pure in related stock option exercises, to satisfy its obligations to purchase the shares covered by the put exercise, Pure would have to incur additional indebtedness. At September 30, 2002, the net amount of required cash, assuming all individuals subject to the put exercise their put right at the net asset value per share of $23.64, is estimated to be $111.0 million (at the net asset value per share of $25.35, the net amount of required cash is estimated to be approximately $122.7 million). At the end of the calendar quarters since the origination of the employment/severance agreements containing the put right, the amount of the common stock subject to repurchase, based on the historical method of calculation, has ranged from $69.2 million to $155.5 million, as calculated in accordance with the following paragraph. Accordingly, it could require substantial financial resources of Pure to fund the put right.



   The $111.0 million figure discussed above is based on the net asset value per share of $23.64 discussed above and has been calculated as (a) the amount required to purchase all covered shares of common stock (including shares underlying stock options) of all officers, less (b) the proceeds Pure would receive from the exercise by all officers of all of their in-the-money stock options (options whose exercise price is less than the net asset value per share).


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   The net asset value per share is computed by dividing the net asset value, as defined below, by the number of fully diluted outstanding shares. The net asset value is computed as 110% of the pre-tax present value (discounted at 10%) of Pure's proved reserves, utilizing the average of the three-year NYMEX commodity strip price for the 120 days prior to the put date (adjusted for commodity hedges in place at the put date), less the funded debt of Pure at the put date. Funded debt was approximately $555.1 million at September 30, 2002. The calculated number of fully-diluted outstanding shares is the sum of (a) the total issued and outstanding common shares of Pure at the put date and (b) the total number of outstanding stock options (regardless of whether the options are in-the-money or out-of-the-money) or other securities convertible into common stock as of the put date (for both management and employees). The net asset value per share could differ due to the aforementioned interpretations and circumstances which relate to the treatment and application of the proceeds from the exercise of the stock options (i.e., whether the proceeds are utilized to reduce funded debt) and to the number of shares to be considered or utilized as fully diluted shares (i.e., whether to include the out-of-the-money stock options considered in fully diluted shares).



   For purposes of valuing the proved reserves, the board of directors of Pure, in its sole discretion, will determine the proved reserves. Messrs. Hightower and Staley have the right to request a second valuation at their expense by a third party independent engineering firm. If the second valuation is not acceptable to Pure, Pure must select another third party independent engineering firm to perform a final valuation, and the cost of the final valuation will be shared equally by Pure and the officer. If the final valuation exceeds the second valuation, the second valuation must be used to determine the net asset value. If the initial valuation exceeds the final valuation, the initial valuation must be used to determine the net asset value. If the final valuation is between the initial valuation and the second valuation, an average of all three valuations must be used to determine the value of the proved reserves.



   At September 30, 2002, the net asset value per share was estimated to range from $23.64 to $25.35, and Pure's common stock price closed at $22.40 per share.



   The gross deferred compensation related to Pure's potential obligations to purchase the covered shares (including shares underlying stock options), which at September 30, 2002, based on the net asset value per share of $23.64, was approximately $48.3 million, is calculated as the sum of the following:



  . (a) the product of (x) the difference between the net asset value per share and Pure's common stock price (but only if the net asset value per share is higher), times (y) the total of the number of all officers' covered shares that were actually outstanding at September 30, 2002;


  . plus (b) the product of (x) the difference between the higher of the net asset value per share or Pure's common stock price and the exercise price of all officers' stock options with an exercise price that is less than the higher of net asset value per share or Pure's common stock price, times (y) the number of shares underlying these stock options.


   In 2001 and 2000, Pure recorded approximately $915,000 and $14.8 million, respectively, in compensation expense related to these compensation arrangements. The total deferred compensation periodically determined will be amortized as compensation expense over a three-year period for common stock held at May 26, 2000 (the date of the combination with Titan), and the vesting period of each of the applicable stock option agreements. For the nine-months ended September 30, 2002, based on the $23.64 net asset value per share at September 30, 2002, the estimated net deferred compensation that would be recorded in the consolidated balance sheet of Pure would be approximately $12.4 million and is computed by reducing the gross deferred compensation of $48.3 million by the sum of the compensation expense actually recorded in 2001 and 2000 and the estimated amounts which would be recorded in 2002 (for the nine-months ended September 30, 2002). For the nine-months ended September 30, 2002, based on the $25.35 net asset value per share at September 30, 2002, the estimated net deferred compensation that would be recorded in the consolidated balance sheet of Pure was approximately $15.5 million and is computed by reducing the gross deferred compensation of $60.1 million by the sum of the compensation expense actually recorded in 2001 and 2000 and the estimated amounts which would be recorded

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in 2002 (for the nine-months ended September 30, 2002). After May 26, 2003, any changes in gross deferred compensation, except for stock options not fully vested, for each quarterly determination period will be charged or credited to compensation expense in each quarterly determination period.



   This compensation arrangement is treated as a "variable plan" under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25." As a result of this treatment, during the nine-months ended September 30, 2002, additional paid-in capital is estimated to decrease by approximately $23.5 million.



   The net asset value per share of $25.35 differs from the calculation of the net asset value per share of $23.64 as follows:



  . In determining the net asset value per share of $25.35, the proceeds from the exercise of stock options that were in-the-money and held by the holders of the put right and that would be received by Pure were reflected as a reduction to funded debt. At the $25.35 net asset value per share, the amount of proceeds Pure would receive from the exercise of the stock options would be approximately $52.0 million. The calculation of the $23.64 net asset value per share amount does not reduce funded debt for the proceeds from the exercise of any stock options. It is probable that exercise of the stock options could occur prior to the put date and accordingly be available for Pure to reduce funded debt; and



  . The net asset value of $25.35 per share is calculated using the total issued and outstanding common shares of Pure at the put date and 4,096,282, which is the total number of in-the-money stock options that would assumed to be exercised by the holders of the put right on the put date. The net asset value of $23.64 is calculated using the total issued and outstanding common shares of Pure at the put date and 5,859,307, which is the total number of all stock options (regardless of whether the options are in-the-money or out-of-the-money), for both the holders and non-holders of the put right.



   The net asset value per share of $23.64 would have the following potential effect on Pure's financial statements:



  . At September 30, 2002, the common stock subject to repurchase on Pure's consolidated balance sheet would be approximately $122.7 million, as compared to approximately $111.0 million at a net asset value per share of $23.64;



  . At September 30, 2002, the net deferred compensation on Pure's consolidated balance sheet would be approximately $15.5 million, as compared to approximately $12.4 million at the net asset value per share of $23.64. The difference in the net deferred compensation would result in Pure recognizing additional compensation expense of approximately $3.1 million over the remaining amortization period; and



  . For the nine-months ended September 30, 2002, Pure estimates it would record approximately $28.9 million in compensation expense, as compared to approximately $20.3 million at a net asset value per share of $23.64.



   As discussed in "--Interests of Certain Persons in the Revised Exchange Offer and the Merger--Agreement to Tender" beginning on page 14, certain members of Pure's senior management entered into an agreement with Unocal on October 9, 2002, a copy of which has been filed as Exhibit (e)(30) to this Statement, pursuant to which they agreed to tender all their outstanding shares into the exchange offer and, subject to certain limited exceptions, to relinquish, without payment of additional consideration, the put rights that cover a total of 2,796,959 currently outstanding shares and options to acquire an additional 4,100,584 Pure shares.


  Indemnification

   The Pure certificate of incorporation contains customary indemnification rights for its officers and directors and provides that to the fullest extent permitted under the Delaware General Corporation Law, any director will not be personally liable to Pure or its stockholders for monetary damages for a breach of fiduciary duty as a director. The certificate of incorporation also provides that Pure will, to the fullest extent permitted under the Delaware General Corporation Law, indemnify its officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or an officer of Pure.


   Pure has also entered into indemnification agreements with its officers and directors in addition to the rights provided in the certificate of incorporation. The indemnification agreements provide that Pure will advance expenses (including attorneys' fees) in addition to the rights listed above.

  Employee Stock Options

   According to the Prospectus, upon consummation of a merger of Pure into a subsidiary of Unocal, except as provided in the following sentence:

  . Unocal will be obligated to assume the stock option plans of Pure and the stock options granted thereunder;


  . each outstanding and unexercised option to purchase a share of Pure common stock issued under Pure's employee stock option plans will be converted into an option to purchase 0.74 shares of Unocal common stock at an exercise price equal to the exercise price immediately prior to the merger divided by 0.74; and


  . in other respects, including vesting schedules, each assumed option will have the same terms and conditions that were applicable to the Pure stock options.

   With respect to Pure's 1999 Incentive Plan, if a fundamental change (as defined in the 1999 Incentive Plan) occurs:

  . any portion of an outstanding and unexercised stock option that has not then vested will become vested immediately prior to such fundamental change; and

  . either (a) Unocal will assume such stock options or (b) Pure may provide the participants, in lieu of assumption of the options, with 30 days' notice prior to the fundamental change to enable them to exercise their options and upon consummation of the fundamental change, all options under the 1999 Incentive Plan will terminate without any additional consideration.


   Under the terms of the 1999 Incentive Plan, a fundamental change would occur if pursuant to the merger, individuals who were directors of Pure immediately prior to the merger cease to constitute at least 40% of the board of directors of Pure. Assuming that the Pure named executive officers exercise no options prior to consummation of the merger and the merger results in a fundamental change under the 1999 Incentive Plan, as of September 30, 2002, the total number of vested options that would be held by each of the Pure named executive officers would be approximately: 2,063,076 for Mr. Hightower, 332,672 for Mr. Staley, 314,397 for Mr. White, 245,711 for Mr. Dupriest and 217,798 for Mr. Colwell. The number of vested options that would be held by the covered employees and Mr. Hightower in the event that the merger results in a fundamental change under the 1999 Incentive Plan would be approximately 4,143,918 in the aggregate, based upon options outstanding as of September 30, 2002.


  Registration Rights Agreement

   Pure has also entered into a registration rights agreement with Mr. Hightower providing him with the right to require Pure on two separate occasions to register Pure shares held by him under applicable securities laws, provided that the shares to be registered have an estimated aggregate offering price to the public of at least $10,000,000, or $20,000,000 on the first occasion. The registration rights agreement also provides Mr. Hightower with piggyback registration rights that give him the right to include his shares of Pure common stock in registrations initiated by Pure or any other holder of Pure common stock.

   The registration rights agreement provides for customary indemnities by Pure in favor of persons including shares in a registration covered by the registration rights agreement, and by such persons in favor of Pure, with respect to information to be included in the relevant registration statement.

  Joint Development Agreements

   Mr. Hightower and Mr. Staley and their affiliates have a common ownership interest in oil and gas properties that are operated by Pure and, in accordance with a standard industry operating agreement, receive revenues from the sale of hydrocarbons from these properties and make payments to Pure for leasehold costs, drilling costs and lease operating and supervision charges. Messrs. Hightower and Staley owned these oil and gas properties prior to employment with Pure and its predecessor entities. These parties made payments to Pure of approximately $652,000 in 2001 and received revenue in connection with these oil and gas properties of approximately $106,000 in 2001.

   In 2000, Pure entered into a Joint Development Agreement ("JDA") to explore a designated prospect area with a group of industry partners, one of which was an officer and director of Pure, Mr. Staley. The properties associated with the JDA represent assets owned by Mr. Staley prior to his employment with Pure and its predecessor entities. Mr. Staley has a 10% interest in the JDA. The terms of the JDA are comparable to those in the industry and that would be reached in an arms-length transaction with a third party. Mr. Staley was not directly involved in the negotiations of the transaction. There was no cash initially paid to the partners as Pure is carrying the partners in the drilling of the first four wells in the JDA, subject to various provisions of the JDA. Pure owns a 60% interest in the JDA. In 2001, Pure spent approximately $115,000 to acquire additional acreage in the JDA and incurred approximately $12.7 million of expenditures in drilling of the carried wells under the JDA.

   In 2001, Pure entered into another Joint Development Agreement ("JDA II") to explore a designated prospect area with a group of industry partners, one of which is Mr. Staley. The properties associated with the JDA II represent assets owned by the industry partners and Mr. Staley prior to his employment with Pure and its predecessor entities. Mr. Staley has a 6.25% interest in the JDA II. The terms of the JDA II are comparable to those in the industry and that would be reached in an arms-length transaction with a third party. Mr. Staley was not directly involved in the negotiations of the transaction. Pure paid Mr. Staley approximately $13,500 for reimbursement of prospect costs. Pure is carrying these industry partners, excluding Mr. Staley, in the drilling of the first well in the JDA II, subject to various other provisions of the JDA II.

  Promissory Notes


   Prior to the combination with Titan, certain officers and employees of Titan entered into promissory notes with Titan for the purpose of receiving funds to exercise stock options and pay tax obligations related to the option exercises. The option agreements of these officers and employees provided for the use of the promissory notes to exercise the options. The promissory notes and related interest are recourse to the officers and employees. The promissory notes are primarily secured by Pure common stock. The interest rate on the promissory notes is currently 6.43%. The principal and interest on the promissory notes are due in full on November 11, 2004. The following table sets forth the directors and executive officers that were indebted to a subsidiary of Pure under such notes in an amount in excess of $60,000 as of September 30, 2002.



                                        Largest Aggregate
                                      Amount of Indebtedness
                                        Outstanding as of
                    Name                September 30, 2002
                    ----              ----------------------
                    Jack D. Hightower       $4,762,935
                    George G. Staley.       $2,187,924
                    Dan P. Colwell...        $251,529
                    Rodney L. Woodard        $271,750

Certain Arrangements and Conflicts of Interest Among Pure and Union Oil and its Affiliates

   Pure was formed in May 2000 through the combination of Titan Exploration, Inc. ("Titan") and the Permian Basin Business Unit of Union Oil. In connection with this combination, Pure and Union Oil entered into the various agreements discussed below.

  Business Opportunities Agreement

   In order to minimize conflicts of interest, Union Oil and Pure entered into a business opportunities agreement, dated December 13, 1999, in which Pure agreed that without the consent of Union Oil, it will not conduct any business other than the oil and gas exploration, development and production business and will not pursue any new business opportunities that are outside of certain designated geographic areas that include Kansas, New Mexico, Oklahoma, portions of southern and southeastern Colorado, western Arkansas and onshore Texas, except for areas of east Texas.

   Pure also agreed in the business opportunities agreement that, as long as their actions do not conflict with specified standards of conduct (as discussed below), Union Oil, its affiliates, its board designees and companies in which Union Oil has an interest, which participate with Union Oil or of which a board designee is a director, officer or employee are not restricted by the relationship between Union Oil and Pure or otherwise from engaging in any business even though it is in competition with the business or activities of Pure or its subsidiaries. The business opportunities agreement does not restrict Union Oil's business activities, including within the designated geographic areas.

   The parties also have agreed in the business opportunities agreement that, as long as the activities of Union Oil, its affiliates or board designees or other related companies are conducted in accordance with the specified standards that:

  . Union Oil, its affiliates or board designees or other related companies will not have to offer Pure or any of its subsidiaries any business opportunity;

  . Pure will have no interest or expectancy in any business opportunity pursued by Union Oil, its affiliates and board designees and related companies; and

  . Pure has waived any claim that any business opportunity pursued by Union Oil, its affiliates or board designees or any related company constitutes a corporate opportunity of Pure or any of its subsidiaries that should have been presented to Pure.

   The standards specified in the business opportunities agreement generally provide that Union Oil, its affiliates and board designees and related companies must conduct their businesses through the use of their own personnel and assets and not with the use of any personnel or assets of Pure. The business opportunities agreement will not allow a board designee of Union Oil to usurp a corporate opportunity solely for his or her personal benefit, as opposed to pursuing, for the benefit of Union Oil, an affiliate of Union Oil or any related company, an opportunity in accordance with the specified standards.

   As a result of the terms of the business opportunities agreement, on four occasions Pure requested that Union Oil waive or amend the agreement and, in each case, Union Oil granted a limited waiver in order to allow Pure to pursue acquisitions and investments that primarily involved assets in the designated geographic areas, but that in some cases included assets outside of the designated geographic areas.

   The business opportunities agreement and the limited waivers that Pure has obtained from Union Oil contractually prohibit Pure from conducting business outside of the continental United States, except for areas in the offshore Gulf of Mexico region of the United States waived by Union Oil. Further, subject to certain conditions, Pure is prohibited from conducting business in certain offshore extended business areas if the opportunity relates to a prospect with gross unrisked reserve target potential of less than 20 billion cubic feet of natural gas without Union Oil's consent. On September 2, 2002, Union Oil notified Pure that it would not extend the limited waiver it has currently granted with respect to the offshore area of the Gulf of Mexico. The termination of this waiver will not require Pure to divest assets that it now owns in the offshore area of the Gulf of Mexico. In addition, Union Oil confirmed that it will not take any action or make any claim under the business opportunities agreement after March 31, 2003.

  Non-Dilution Agreement

   Pure and Union Oil entered into a non-dilution agreement, dated December 13, 1999, that provides Union Oil with the right to maintain its percentage ownership of Pure. If Pure issues capital stock, other than common stock issued under board-approved incentive plans, for cash or credit, Union Oil will have the right to purchase or subscribe for the number or amount of such capital stock equal to its ownership percentage of Pure, up to 65.4%, at the same price at which the capital stock is being issued. Pure must provide Union Oil with notice of an issuance subject to this preemptive right at least 10 days prior to the issuance and, if Union Oil elects to exercise the right, it must do so in such a way as not to delay pricing and closing of the issuance. The preemptive right given by Pure will terminate if unexercised within 10 days after receipt of the notice of the issuance of the capital stock.

   If Pure issues any capital stock in exchange for property other than cash or credit, Union Oil will have the right to purchase from Pure the additional number of shares of capital stock necessary to enable Union Oil to maintain its ownership percentage in Pure, up to 65.4%. Pure must give Union Oil written notice of the issuance not later than 20 days prior to such issuance, and Union Oil will have 30 days from the date of the issuance to elect to exercise its rights by giving written notice to Pure. The cash price per share to be paid by Union Oil for the additional shares of capital stock will be the market trading price per share of Pure's common stock at the time of the issuance or in the case of other capital stock, as determined in good faith by the Pure board of directors.

  Stockholders Voting Agreement

   Pure, Union Oil and Mr. Hightower entered into an Amended and Restated Stockholders Voting Agreement dated April 10, 2000, in which Union Oil and Mr. Hightower agreed to vote all of their respective shares of Pure's capital stock to cause two persons designated by Mr. Hightower, up to five persons designated by Union Oil, and one person agreed upon by Union Oil and Mr. Hightower to be elected to Pure's board of directors. Under the Voting Agreement, Mr. Hightower will vote to elect to Pure's board of directors, as follows:

  . five designees of Union Oil, if Union Oil owns greater than 50% of Pure's common stock;

  . four designees of Union Oil, if Union Oil owns greater than 35% but not more than 50% of Pure's common stock; or

  . two designees of Union Oil, if Union Oil owns greater than 10% but not more than 35% of Pure's common stock.

   Union Oil has the right to approve the nomination of the directors designated by Mr. Hightower, other than Mr. Hightower himself, which approval may not be unreasonably withheld. No more than two of the persons designated by Union Oil under the Voting Agreement may be affiliates of Union Oil. In the event that Union Oil is entitled to designate three or more persons under the Voting Agreement, one of the Union Oil affiliates designated must be approved by Mr. Hightower, and any non-Union Oil affiliate designated must be approved by Mr. Hightower. In each case Mr. Hightower's approval may not be unreasonably withheld.

   The stockholders voting agreement will terminate:

  . if Union Oil and its affiliates beneficially own less than 10% of the outstanding common stock of Pure;

  .   Mr. Hightower ceases to be the Chief Executive Officer of Pure; or

  .   upon the written agreement by all parties thereto.

   Mr. Hightower's current designees are Mr. Hightower and George G. Staley. Darrell D. Chessum, Graydon H. Laughbaum, Jr., Timothy H. Ling, HD Maxwell and Herbert C. Williamson, III are the current designees of Union Oil. The current nominee mutually agreed upon by Mr. Hightower and Union Oil is Keith A. Covington.

  Registration Rights Agreement

   Pure has entered into a registration rights agreement with Union Oil dated December 13, 1999. The registration rights agreement provides that at any time and from time to time, but no more than one time in a 12- month period, Union Oil will have the right to require Pure to effect a registration of all or a portion of the Pure common stock owned by Union Oil. If Union Oil demands registration of less than all of the Pure shares it owns, the portion must be at least (a) 4,300,000 shares, as adjusted for any stock dividends, splits or otherwise, or (b) shares having an estimated aggregate offering price to the public of at least $50 million, whichever is lower. The registration rights agreement also provides Union Oil with piggyback registration rights, which give Union Oil the right to include shares of Pure common stock held by it in registrations initiated by Pure or by any other holder of Pure's common stock. Pure will bear the reasonable costs of registering and offering for sale any Pure common stock offered in a registration covered by the registration rights agreement, including costs and expenses of Union Oil's counsel not to exceed $50,000 per registration. Union Oil will pay all applicable underwriting discounts and commissions.

   The registration rights agreement provides for customary indemnities by Pure in favor of persons including shares in a registration covered by the registration rights agreement, and by such persons in favor of Pure, with respect to information to be included in the relevant registration statement.

  Operating Agreement


   Union Oil has a common ownership interest in oil and gas properties that are operated by Pure and, in accordance with a standard operating agreement, makes payments to Pure for leasehold costs, drilling costs and lease operating and supervision charges. These payments were approximately $4.0 million in 2001. Revenue received in connection with these oil and gas properties was approximately $5.7 million in 2001.


  Certain Insurance Arrangements

   In 2002, upon renewal of certain of Pure's well-related insurance programs, Pure obtained certain types of well-related insurance coverages from an energy industry mutual insurance company of which one of Pure's directors, Mr. Chessum, serves as a director for certain affiliates/subsidiaries of this mutual insurance company. Pure was able to obtain greater coverages for significantly lower premiums than Pure would have been able to obtain elsewhere. Mr. Chessum did not directly participate in these negotiations.

  Prior Relationships Between Pure Directors and Unocal and its Affiliates


   Certain directors of Pure are or have been directors or officers of Unocal. Darrell D. Chessum, a director of Pure, has served as Treasurer of Unocal since 1990. Graydon H. Laughbaum, Jr. a director of Pure, has served as an advisor to Unocal on global energy issues since July 1, 1999, and was Unocal's Senior Vice President of New Ventures from August 1, 1997 to January 1, 1999. Timothy H. Ling, a director of Pure, served as an executive officer of Unocal since 1997 and as a director since January 2000. He is currently the President and Chief Operating Officer of Unocal. HD Maxwell, a director of Pure, served in several management positions with Unocal prior to 1992. Consequently, certain of these directors and officers receive or have received compensation not only from Pure but also from Unocal.

Interests of Certain Persons in the Revised Exchange Offer and the Merger



  Beneficial Ownership



   As discussed above in "--Certain Arrangements and Conflicts of Interest Between Pure and its Directors, Executive Officers and Affiliates" beginning on page 2, the named executive officers and certain other officers and directors are parties to employment/severance agreements and stock option awards with Pure and are entitled to receive benefits under the benefit plans of Pure. The other interests of the officers and directors of Pure are discussed herein.


   The table below sets forth information concerning:


  . the only persons known by Pure, based upon statements filed by such persons pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to own beneficially in excess of 5% of Pure's common stock as of September 30, 2002; and



  . the shares of common stock beneficially owned, as of September 30, 2002, by each director of Pure, each executive officer of Pure, and all executive officers and directors of Pure as a group.



   As of September 30, 2002, there were 50,598,477 shares of common stock outstanding. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.



                                                                     Shares Beneficially
                                                                           Owned
                                                                     -----------------
Name of Beneficial Owner                                               Number    Percent
------------------------                                             ----------  -------
Current Directors and Named Executive Officers:
 Jack D. Hightower (1)..............................................  3,226,264    6.2%
 George G. Staley (2)...............................................    635,260    1.3%
 William K. White (3)...............................................    194,883      *
 Gary M. Dupriest (4)...............................................    111,316      *
 Dan P. Colwell (5).................................................    214,041      *
 Darrell D. Chessum (6).............................................          1      *
 Keith A. Covington.................................................      2,504      *
 Graydon H. Laughbaum, Jr. (7)......................................      1,101      *
 Timothy H. Ling (6)................................................          1      *
 HD Maxwell (8).....................................................          1      *
 Herbert C. Williamson, III.........................................      3,508      *

Current Executive Officers and Directors as a Group (17 persons) (9)  5,145,888    9.7%

Holders of 5% or More Not Named Above:
 Union Oil Company of California (10)
 2141 Rosecrans Avenue, Suite 4000
 El Segundo, California 90245....................................... 32,709,067   64.6%

--------
 * Less than one percent.


(1) Includes (a) 1,860,067 shares held by Mr. Hightower over which Mr. Hightower has sole voting power and sole investment power, (b) 57,226 shares held by a family limited partnership over which Mr. Hightower has control, and (c) 1,308,971 shares subject to stock options that are exercisable within 60 days. The number in the above table does not include 32,709,067 shares directly owned by Union Oil with respect to which Mr. Hightower may be deemed to share voting control by virtue of the Stockholders Voting Agreement described herein. If these shares were included above, the total number of shares would be 35,935,331, and the percentage would be 69.2%.



(2) Includes (a) 461,177 shares held by Mr. Staley and (b) 174,083 shares subject to stock options that are exercisable within 60 days.



(3) Includes (a) 1,391 shares held by Mr. White, (b) 192,088 shares subject to stock options that are exercisable within 60 days and (c) 1,404 shares held indirectly through a 401(k) plan.

(4) Includes (a) 101 shares held by Mr. Dupriest and (b) 111,215 shares subject to stock options that are exercisable within 60 days.



(5) Includes (a) 113,226 shares held by Mr. Colwell and (b) 100,815 shares subject to stock options that are exercisable within 60 days.


(6) Mr. Chessum is an officer and Mr. Ling is an officer and director of Union Oil. Each individual disclaims beneficial ownership of shares owned by Union Oil.


(7) Includes (a) one share held directly by Mr. Laughbaum, (b) 1,000 shares held in an Individual Retirement Account for Mr. Laughbaum, and (c) 100 shares held by a trust in Mr. Laughbaum's wife's name for the benefit of Mr. Laughbaum's children, of which Mr. Laughbaum's wife is the trustee (Mr. Laughbaum disclaims beneficial ownership of these trust shares). Does not include 2,434 shares deferred by Mr. Laughbaum pursuant to Pure's Equity Plan for Outside Directors.



(8) Includes one share held directly by Mr. Maxwell. Does not include 4,175 shares deferred by Mr. Maxwell pursuant to Pure's Equity Plan for Outside Directors.



(9) Includes (a) 2,814,819 shares beneficially held by the officers and directors as a group and (b) 2,331,069 shares that officers and directors as a group have the right to acquire within 60 days. The number above does not include 6,609 shares deferred pursuant to Pure's Equity Plan for Outside Directors. The number in the above table does not include 32,709,067 shares directly owned by Union Oil with respect to which Mr. Hightower may be deemed to share voting control by virtue of the Stockholders Voting Agreement described herein. If these shares were included above, the total number of shares would be 37,854,955 and the percentage would be 71.5%.



(10) Based upon information reported in a Schedule 13D dated August 27, 2002 filed by Unocal with the SEC. According to the report, 32,709,067 shares are directly owned by Union Oil (over which Unocal and Union Oil have sole dispositive power). The number in the above table does not include 3,226,264 shares owned or subject to any options that are exercisable within 60 days held by Mr. Hightower, with respect to which, according to the report, Unocal and Union Oil may be deemed to share voting control by virtue of the Stockholders Voting Agreement described herein.



   As discussed in "--Certain Arrangements and Conflicts of Interest Between Pure, its Directors, Executive Officers and Affiliates--Put Rights" beginning on page 4, the officers and directors of Pure who own shares directly or pursuant to the exercise of vested options and tender such shares will receive the exchange consideration on the same terms as set forth in the exchange offer.



  Agreement to Tender



   Pure's named executive officers and certain other officers who hold put rights entered into an agreement to tender with Unocal, dated October 9, 2002, in which Unocal and Union Oil agreed to increase the exchange ratio from 0.70 to 0.74 of a share of Unocal common stock for each share of Pure common stock. The agreement to tender provides that the officers will tender their shares of Pure common stock currently owned or thereafter acquired on or before the fifth business day prior to the expiration of the revised exchange offer and will not withdraw such shares unless the agreement is terminated in accordance with its terms. The officers' obligation to tender is expressly subject to Unocal's agreement not to (i) make any amendments to the revised exchange offer that would materially adversely affect the officers and (ii) acquire any shares of Pure common stock in the revised exchange offer unless as a result of the revised exchange offer Unocal will beneficially own at least 90% of the total number of issued and outstanding shares of Pure common stock.



   Pursuant to the agreement, the officers have agreed that:



  . as of the date of the agreement, no put event has occurred or exists that would permit them to exercise their put rights;



  . they will not exercise their put rights during the term of the agreement with respect to shares of Pure common stock currently owned or thereafter acquired;

  . upon the completion of the revised exchange offer, they irrevocably waive the right to exercise their put rights and release Unocal and Union Oil from any claims related to the put rights or the agreement;



  . upon the completion of the revised exchange offer, their put right will have no further force or effect; and



  . they will not exercise any options to acquire Pure common stock beginning two business days prior to the date of the expiration of the revised exchange offer until the agreement is terminated.





   However, the agreement provides that for purposes of the third and fourth bullet points in the immediately preceding paragraph, the completion of the revised exchange offer shall not be deemed to have occurred unless as a result thereof Unocal will beneficially own at least 90% of the total number of issued and outstanding shares of Pure common stock.



   The agreement also provides that if the agreement is terminated (i) pursuant to the fourth bullet point in the immediately following paragraph or (ii) following completion of the revised exchange offer, pursuant to the fifth or sixth bullet points in the immediately following paragraph, then each of the officer's agreement not to exercise his or her put rights and the irrevocable waiver of the put rights shall not apply to any options to purchase Pure common stock which they hold following completion of the revised exchange offer or to any shares of Pure common stock obtained upon an exercise of such options, which occurs following the completion of the revised exchange offer.



   The agreement will terminate and have no further force and effect:



  .   upon the written consent of all the parties to the agreement;



  . upon the expiration or termination of the revised exchange offer without any shares of Pure common stock being accepted for exchange;



  . if the revised exchange offer is not completed prior to January 10, 2003, provided that such date will be extended one day for each day the revised exchange offer cannot be completed because of the action of any court;



  . if the merger is not completed prior to the earlier of February 15, 2003, or 80 days after the shares of Pure common stock are acquired by Union Oil pursuant to the revised exchange offer;



  . with respect to an individual officer, upon the termination, prior to the merger, of such officer's employment without cause, unless such termination is ordered by any of the officers of Pure without Unocal's express prior written consent; or



  . with respect to an individual officer, 80 days after the death of such officer, provided that the merger has not been completed on or before such 80th day.



   A copy of the agreement to tender has been filed as Exhibit (e)(30) to this Statement.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Recommendation


   After careful consideration, including a thorough review of the revised exchange offer with the Special Committee's financial and legal advisors, the Special Committee has determined, on behalf of Pure's board of directors, that the revised exchange offer is fair to the holders of Pure common stock, other than Union Oil and its affiliates. Accordingly, the Special Committee recommends, on behalf of Pure's board of directors, that Pure stockholders accept the revised exchange offer and exchange their shares in the revised exchange offer.



   Copies of a letter to stockholders of Pure and a press release communicating the recommendation are filed as exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated by reference herein.


Background of the Exchange Offer

   On December 13, 1999, Titan and Union Oil entered into an agreement to merge Titan and the Permian Basin Business Unit of Union Oil into a new company, Pure Resources, Inc.

   Prior to the merger, Titan's business was focused on oil and gas exploration and production in the Permian Basin of west Texas and southeastern New Mexico, the Brenham Dome area of south central Texas and the central Gulf Coast region of Texas. As a result of the merger, Pure expected to benefit from increased financial strength and flexibility, an estimated $5 million in annual cost savings, improved capital efficiencies, a larger, better diversified and more stable asset base and greater human and technological resources.

   On May 24, 2000, the Titan stockholders approved the proposed combination and on May 25, 2000, Union Oil and Titan closed the merger. Pure's common stock began trading on the New York Stock Exchange under the symbol "PRS" on May 26, 2000. Titan's common stock was publicly traded and quoted on The Nasdaq Stock Market, Inc. prior to the merger.


   Immediately following completion of the merger, Pure had approximately 50 million shares of common stock outstanding. Union Oil held approximately 65.4% (32.7 million shares) of the originally issued shares of Pure common stock. The remaining 34.6% (17.3 million shares) was held by the previous holders of Titan common stock, including Pure's executive officers. For more information about the ownership of Pure's common stock by its executive officers and directors, please read "Past Contacts, Transactions, Negotiations and Agreements--Interests of Certain Persons in the Revised Exchange Offer and the Merger" beginning on page 13.


   At the time of the merger, Pure and Union Oil entered into the following agreements:

  . a non-dilution agreement, which grants certain rights to Union Oil to maintain its percentage ownership of Pure in the event of future issuances of equity of Pure;

  . a registration rights agreement, which provides that at any time and from time to time after September 22, 2000 Union Oil has the right to require Pure to effect a Securities Act registration of all or a portion of the Pure common stock owned by Union Oil; and

  . a business opportunities agreement, which generally provides that Pure will not engage in business activities, other than oil and gas exploration, exploitation, development and production businesses in certain designated geographic areas, without the consent of Union Oil.

   On four occasions between January 2001 and April 2002, Pure requested that Union Oil waive or amend the business opportunities agreement in order to allow Pure to pursue acquisitions and investments that primarily involved assets in the designated geographic areas, but that in some cases included assets outside of the designated geographic areas. In each case, Union Oil granted a limited waiver to Pure to pursue these opportunities. The business opportunities agreement and the limited waivers obtained from Union Oil contractually prohibit Pure from conducting business outside of the continental United States, except for areas in the offshore Gulf of Mexico region of the United States waived by Union Oil. Further, subject to certain conditions, Pure is prohibited from conducting business in certain offshore extended business areas if the opportunity relates to a prospect with gross unrisked reserve target potential of less than 20 billion cubic feet of natural gas without Union Oil's consent.


   In connection with the merger, Pure, Union Oil and Mr. Hightower entered into a stockholders voting agreement, which, as amended, provides that Union Oil and Mr. Hightower will vote their shares of Pure capital stock to cause two persons designated by Mr. Hightower and up to five persons designated by Union Oil to be elected to Pure's board of directors. For a description of these and other relationships, please read "Past Contacts, Transactions, Negotiations and Agreements--Certain Arrangements and Conflicts of Interest Among Pure and Union Oil and its Affiliates" beginning on page 10.


   At the same time, Pure entered into an employment agreement with Mr. Hightower and severance agreements with certain other officers of Pure. Under these agreements, Mr. Hightower and the other officers of Pure have certain rights to require Pure, in the case of a put event, to purchase certain shares of Pure common stock owned by those individuals at a price equal to the net asset value per share. A put event means any one of the following:

  . termination of the officer's employment for any reason after May 25, 2003 (for example, as a result of voluntary resignation or termination for cause, as defined in the applicable agreement);

  . termination of the officer's employment by Pure without cause, as discussed above with respect to the employment/severance agreements;

  .   a change of control, as defined in the applicable agreement, of Pure;

  .   a change of control, as defined in the applicable agreement, of Unocal;

  .   death or disability of the officer;


  . resignation of the officer for good reason, as defined in the applicable agreement; or


  . acquisition by Union Oil and its affiliates of beneficial ownership of 85% or more of Pure's voting securities.


   Upon the occurrence of a put event, the put right may be exercised at any time within 90 days after such event upon written notice from the officer to Pure. The date of that exercise notice establishes the "put date" for purposes of making certain calculations to be utilized in the closing of the related purchase of shares, or "put closing." If the officer either does not exercise the put right in a situation other than in connection with a change of control of Pure or Unocal, or exercises the put right with respect to only a portion of the covered shares, the officer cannot later cause Pure to purchase additional shares after another put event. Pure estimates that the put obligation would not be less than $120.0 million or more than $132.2 million at September 16, 2002. At September 16, 2002, Pure estimated that the net asset value per share, as calculated pursuant to the agreements establishing the put rights, was $24.95 at the low end of the preceding range and $26.72 at the high end of the preceding range. For more information about management's put right, please read "Past Contacts, Transactions, Negotiations and Agreements--Certain Arrangements and Conflicts of Interest Between Pure and its Directors, Executive Officers and Affiliates--Put Rights" beginning on page 4.



   From time to time since May 25, 2000, Mr. Hightower and representatives of Unocal discussed the possibility of Unocal making an offer to acquire the equity interest in Pure that it did not already own. All of these conversations were preliminary in nature, and at no time were any agreements reached. During the period from June 2001 to September 2001, Mr. Hightower and representatives of Unocal held preliminary discussions that included a due diligence investigation of Pure by Unocal. The discussions and diligence investigation were halted following the events of September 11, 2001. In the weeks that followed September 11, 2001, Unocal began considering anew the possibility of making an offer to acquire the equity interest in Pure that it did not already own.



   From time to time after September 11, 2001, Mr. Hightower contacted Unocal management to discuss the possibility of Unocal making an offer to acquire the equity interest in Pure that it did not already own, but no discussions ensued. Unocal's decision to proceed with the exchange offer and to announce it on August 20, 2002 was made without the knowledge or participation of Pure's board of directors or its management. Prior to the announcement of the exchange offer, Unocal did not make any proposals to Pure or its management regarding Unocal's acquisition of the minority interest in Pure.


   During the fall of 2001, Pure's management, with the assistance of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), began working on a proposed transaction (which we refer to as the mineral and royalty interest monetization transaction) in which Pure expected to realize up to $350 million in value from its existing mineral properties and royalty interests, including those acquired from International Paper Company in January 2001, by contributing interests in those assets to a new partnership that would, in turn, sell member interests in a limited liability company representing a limited partner in the partnership. Pure's management and Credit Suisse First Boston, on behalf of Pure, were expecting to commence marketing efforts for the mineral and royalty interest monetization transaction in September 2002. The proposed mineral and royalty interest monetization transaction was expected to allow Pure to raise equity for general corporate and debt reduction purposes while enabling Pure to maintain ownership and development rights in the mineral properties and existing royalty interests contributed to the new partnership.

   Between August 8, 2002 and August 20, 2002, Pure's management and representatives of Credit Suisse First Boston, on behalf of Pure, met with representatives of Unocal to discuss the mineral and royalty interest monetization transaction. Also during that time, Pure's board met on two occasions to discuss the mineral and royalty interest monetization transaction, including the results of meetings with ratings agencies. Pure's board ultimately endorsed the transaction subject to certain subsequently resolved conditions and authorized management to engage a structuring advisor and placement agent.



   On August 20, 2002, Mr. Charles R. Williamson, Unocal's Chairman of the Board of Directors and Chief Executive Officer, called Mr. Hightower to inform him of Unocal's imminent delivery of a letter to Pure's board of directors outlining Unocal's proposal to acquire the outstanding shares of Pure's common stock it did not currently own. Mr. Ling, Unocal's Chief Operating Officer, and Mr. Chessum, Unocal's Treasurer, made separate calls to Pure's directors to inform them of the letter. Shortly thereafter, Terry G. Dallas, Unocal's Executive Vice President and Chief Financial Officer, delivered the letter to Pure's board of directors. Simultaneously, Unocal issued a press release disclosing to the public Unocal's intention to commence the exchange offer on or about September 5, 2002, including certain material terms of the exchange offer. The following is the text of Mr. Dallas's letter to Pure's board of directors:


                                          August 20, 2002

   The Board of Directors
   Pure Resources, Inc.
   500 West Illinois
   Midland, Texas 79701

   Gentlemen:

      It has become clear to us that the best interests of our respective stockholders will be served by Unocal's acquisition of the shares of Pure Resources that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating Pure into the Union Oil family of operations, will provide Pure stockholders with the ability to share in a greater scope of opportunities than are available to them as Pure stockholders. In addition, the transaction will provide Pure stockholders with a currency that has substantially greater liquidity than Pure has been able to provide.

      Unocal recognizes that a strong and stable on-shore, North America production base will facilitate the execution of its North American gas strategy. The skills and technology required to maximize the benefits to be realized from that strategy are now divided between Union Oil and Pure. Sound business strategy calls for bringing those assets together, under one management, so that they may be deployed to their highest and best use. For those reasons, we are not interested in selling our shares in Pure. Moreover, if the two companies are combined, important cost savings should be realized and potential conflicts of interest will be avoided.

      Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of Pure (other than Union
   Oil) will be offered 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock they own in a transaction designed to be tax-free. Based on the $34.09 closing price of Unocal's shares on August 20, 2002, our offer provides a value of approximately $22.25 per share of Pure common stock and a 27% premium to the closing price of Pure common stock on that date.

      Unocal's offer is being made directly to Pure's stockholders. We believe that it will be favorably received by them due to the substantial premium to Pure's market price, the attractiveness of Unocal stock and the opportunity for greater liquidity. Pure stockholders, through their ownership of Unocal common stock, will continue to participate in Pure's business and will also participate in the other attractive opportunities that Unocal has in its inventory.

      Our offer will be conditioned on the tender of a sufficient number of shares of Pure common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of Pure common stock and other customary conditions. Another of our conditions will be that Pure will not enter into any transactions, which are outside the ordinary course of business. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of Pure with a subsidiary of Unocal as soon as practicable thereafter. In this merger, the remaining Pure public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

      We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about September 5, 2002. Unocal is not seeking, and as the offer is being made directly to Pure's stockholders, Delaware law does not require approval of the offer from Pure's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of Pure's Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

                                             Sincerely,


                                                       /S/ TERRY G. DALLAS
                                                  -----------------------------
                                                         Terry G. Dallas
                                                  Executive Vice President and
                                                              Chief
                                                        Financial Officer

   On August 21, 2002, Unocal held an investor conference call regarding its intention to acquire all of the outstanding shares of Pure's common stock that it did not already own. During the conference call, Mr. Dallas reiterated Unocal's position that it was not interested in selling its interest in Pure.


   In response to Unocal's letter, Pure's board of directors held a telephonic meeting on August 21, 2002. William K. White, Pure's Vice President, Finance and Chief Financial Officer, and Susan Rowland, Pure's Vice President, Administration and Corporate Secretary, also attended the meeting. At the meeting, Pure's board discussed the advisability of appointing a special committee of independent directors to evaluate, negotiate and formulate a response to the exchange offer. Mr. Hightower suggested that Mr. Ling, Unocal's Chief Operating Officer and one of its directors, and Mr. Chessum, Unocal's Treasurer, recuse themselves from the board's discussion of how to respond to the exchange offer in light of their employment by Unocal. After expressing that they supported the establishment of an independent Special Committee to formulate a response to the exchange offer, Messrs. Ling and Chessum recused themselves from the meeting. The remaining members of Pure's board of directors discussed the suitability of each of the remaining members of Pure's board of directors to serve on a special committee to consider the exchange offer, but recessed the meeting before taking any action. Pure's legal counsel, Thompson & Knight, L.L.P. ("Thompson & Knight"), advised Pure's board of directors at this meeting. Thompson & Knight also recommended that the Special Committee be empowered to hire its own independent financial and legal advisors and briefly discussed the Special Committee's fiduciary duties under Delaware law.



   Pure's board of directors (excluding Messrs. Ling and Chessum) resumed its meeting on August 22, 2002. At the meeting, Pure's board continued its discussion of the suitability of the remaining members of Pure's board of directors to serve on a Special Committee, with particular emphasis on each director's independence. After discussion, Pure's board of directors appointed a Special Committee consisting of Mr. Herbert C. Williamson, III and Mr. Keith
A. Covington. Mr. Herbert C. Williamson, III and Mr. Keith A. Covington were the only two Pure directors who were not also employed by Pure or who were not current or former employees of Unocal. In addition, Mr. Herbert C. Williamson, III and Mr. Keith A. Covington were deemed independent because they did not have any business or other relationship with Pure or Unocal that would impair their ability to exercise independent business judgment. Pure's board unanimously authorized the Special Committee to:



  .   review and negotiate the exchange offer;



  .   engage financial advisors and independent legal counsel;

  . formulate the board's recommendation to be filed on Schedule 14D-9 with the SEC; and



  .   do all things necessary and related to those tasks.



   Prior to its initial meeting, the Special Committee and Pure management discussed the selection of one or more investment banking firms to provide financial advice to the Special Committee in connection with its evaluation and negotiation of the exchange offer. Recognizing that an understanding of the mineral and royalty interest monetization transaction would be crucial to an evaluation of Pure's future financial condition and business prospects, Pure's management suggested that the Special Committee interview Credit Suisse First Boston. Separately, the Special Committee decided to interview Petrie Parkman & Co., Inc. ("Petrie Parkman") for purposes of representing the Special Committee as well.



   The Special Committee met telephonically on August 23, 2002 to interview representatives of Credit Suisse First Boston and Petrie Parkman. Messrs. Hightower and White and a representative from Thompson & Knight also attended the meeting at the request of the Special Committee. After discussions with representatives of each firm and a review of written materials provided by each firm, the Special Committee decided to retain both investment banking firms as advisors.The Special Committee elected to retain Credit Suisse First Boston not only because of its familiarity with the mineral and royalty interest monetization transaction, but also because of its reputation, experience and knowledge of the oil and gas industry, among other things. The Special Committee also elected to retain Petrie Parkman because of, among other things, its extensive experience and expertise in mergers and acquisitions transactions in the energy industry, particularly among the individual bankers to be involved in evaluating the exchange offer. Prior to selecting its independent financial advisors, the Special Committee considered the firms' current and historical banking and advisory relationships with Unocal and whether those relationships would affect the firms' independence. In making its decision, the Special Committee considered that Mr. Herbert C. Williamson, III had been an employee of Credit Suisse First Boston from 1995 to April 1998 and an employee of Petrie Parkman from April 2001 to March 2002. The Special Committee authorized Mr. Herbert C. Williamson, III to engage a legal advisor.


   On August 24, 2002, the Special Committee's financial advisors began their respective financial due diligence reviews of Pure, which included a review of public and non-public documents relating to Pure, including historical and projected financial and operating information, as well as research reports, industry information and various agreements to which Pure is a party.


   From August 23 to August 25, 2002, Mr. Herbert C. Williamson, III considered various law firms as possible legal advisors to special committees. On August 25, 2002, Mr. Herbert C. Williamson, III called a representative of Baker Botts L.L.P. ("Baker Botts") and interviewed him for purposes of representing the Special Committee. After evaluating Baker Botts' qualifications and after considering the firm's limited representation of Unocal in certain toxic tort litigation matters, the Special Committee determined to engage Baker Botts to represent the Special Committee.


   On August 26 and 27, 2002, the Special Committee met at Pure's offices in Midland, Texas with its financial and legal advisors to consider the exchange offer. Members of Pure's management also attended the meetings at the request of the Special Committee for the purpose of discussing Pure's business, prospects and financial objectives, including management's financial forecasts. At the meeting, the Special Committee also discussed the mineral and royalty interest monetization transaction, reserve additions since December 31, 2001, management's expectations regarding commodity prices and the projected value of management's put right.

   During its August 26, 2002 meeting, the Special Committee instructed Pure's senior management to provide assistance to Credit Suisse First Boston and Petrie Parkman in evaluating the exchange offer. On August 26, 2002, Petrie Parkman contacted Unocal's financial advisor, Merrill Lynch & Co. ("Merrill Lynch") to attempt to arrange a meeting with Unocal at its offices in El Segundo, California. Also on August 26, 2002, Pure issued a press release announcing the formation of the Special Committee and advising holders of Pure's shares to refrain from taking action in response to the exchange offer pending the recommendation of the Special Committee. The press release also reported that the Special Committee had decided to retain Credit Suisse First Boston and Petrie Parkman as its financial advisors and Baker Botts as its legal advisor.

   On August 27, 2002, the Special Committee met separately with its legal counsel to discuss the duties of the members of the Special Committee and each member's fiduciary responsibilities under Delaware law. In addition, the Special Committee's advisors submitted a preliminary due diligence request list to Merrill Lynch soliciting additional information regarding Unocal and its business, prospects and financial projections.

   Also on August 27, 2002, Pure received notification that TRC Capital Corporation ("TRC Capital") had commenced an unsolicited mini-tender offer to purchase up to 1,000,000 shares of Pure common stock, or approximately 1.99% of the outstanding shares, at a price of $22.25 in cash.

   On August 28, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors and members of Pure's management to obtain additional due diligence information regarding Pure necessary to enable the Special Committee's financial advisors to complete their respective financial analyses of the exchange offer. At this meeting, the Special Committee's financial advisors noted that, in response to the prior request of the Special Committee, Merrill Lynch had suggested a due diligence meeting with the Special Committee's financial and legal advisors on Friday, August 30, 2002, at Unocal's offices. The Special Committee discussed due diligence requests for Unocal and related matters.

   On August 29, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors and members of Pure's management. At this meeting, the Special Committee received updated information from Credit Suisse First Boston and Petrie Parkman regarding the status of their respective financial analyses of the exchange offer and discussed expectations for the due diligence meeting with Unocal on the following day. Also on August 29, 2002, the Special Committee signed a confidentiality agreement with Unocal with respect to due diligence information to be provided to the Special Committee and its advisors in connection with their evaluation of the exchange offer.

   On August 30, 2002, on behalf of the Special Committee, representatives of Credit Suisse First Boston, Petrie Parkman and Baker Botts met with representatives of Unocal and Merrill Lynch at Unocal's offices in El Segundo, California to obtain due diligence information on Unocal. At the meeting, representatives of Unocal reviewed with the Special Committee's advisors, among other things, (1) Unocal's Southeast Asia operations, including operations in and offshore Indonesia, Thailand, Myanmar, Vietnam and China, (2) Unocal's interest in the Azerbaijan International Operating Company, (3) Unocal's North American operations, including Alaska, Canada, the Lower 48 states and the Gulf of Mexico, and (4) Unocal's 2002 financial and operational performance, including key activities for 2002. During the discussion, the Special Committee's advisors asked a number of questions relating to Unocal's business and prospects. After conclusion of the discussion, the Special Committee's advisors elicited information with respect to matters not covered in the discussion, including, among other things, outstanding litigation, the status of the SEC's review of Unocal's securities filings and Unocal's procedure for evaluating and measuring worldwide reserves. At the conclusion of the meeting, Unocal provided the Special Committee's legal and financial advisors with additional business and financial information for review.

   On August 31, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors to receive an update regarding the due diligence meeting with Unocal and Merrill Lynch on the previous day. Members of Pure's management also participated.

   On September 2, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors. Members of Pure's management also participated in the meeting. At the meeting, the Special Committee received updated information from Credit Suisse First Boston and Petrie Parkman regarding the status of their respective financial analyses of the exchange offer. The Special Committee asked its financial and legal advisors to develop a list of additional due diligence documentation it would like to receive from Unocal.

Subsequent to the meeting, the Special Committee's financial advisors prepared the request and submitted it to Merrill Lynch.

   Also on September 2, 2002, Union Oil notified Pure that it would not extend the limited waiver it has currently granted with respect to the offshore area of the Gulf of Mexico under the business opportunities agreement. The termination of this waiver will not require Pure to divest assets, which it now owns in the offshore area of the Gulf of Mexico.

   On September 3, 2002, the Special Committee met with its legal advisors to review the Special Committee's fiduciary duties, the scope of the Special Committee's authority under the board's authorizing resolutions, the status of various lawsuits filed against Pure and its directors in connection with the exchange offer, the status of legal due diligence and proposed modifications to the directors' indemnity agreements. The Special Committee also met with its legal and financial advisors to obtain information on the progress of Credit Suisse First Boston's and Petrie Parkman's respective financial analyses of the exchange offer.


   On September 3, 2002, the Special Committee's legal advisors submitted to Thompson & Knight proposed resolutions of Pure's board that would expand the Special Committee's authority. In particular, the Special Committee sought resolutions that would empower the Special Committee to exercise all lawfully delegable powers and authority of Pure's board of directors with respect to the exchange offer and to take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the exchange offer and any other offer to acquire Pure's common stock not currently owned by Unocal. The proposed resolutions would have provided the Special Committee with authority to, among other things:



  .   negotiate third party offers for Pure;



  .   pursue the sale of Pure;



  . effect changes in Pure's capitalization, whether through the adoption of a poison pill or otherwise;



  .   effect structural changes in Pure or its business; and



  .   pursue the mineral and royalty interest monetization transaction.


   On September 4, 2002, Unocal filed its Schedule TO and the Registration Statement with the SEC.

   Also on September 4, 2002, Pure issued a press release acknowledging that it had received notification from TRC Capital that TRC Capital had commenced an unsolicited mini-tender offer to purchase up to 1,000,000 shares of Pure common stock, or approximately 1.99% of the outstanding shares, at a price of $22.25 in cash. In its press release, Pure informed its stockholders that it recommended rejection of the unsolicited offer for the following reasons:

  . TRC Capital had indicated that it cannot buy the shares of Pure common stock until it obtains financing, and that the offer is conditioned, among other things, on obtaining such financing;

  . TRC Capital may decline to purchase the shares of Pure common stock tendered for a number of reasons, including a decrease in the market price of the shares of Pure common stock; and


  . TRC Capital may withdraw the offer at any time, extend the offer, thereby delaying acceptance of payment for shares, or amend the offer in any respect.


In its press release, Pure also referred its stockholders to recent cautionary advice from the SEC regarding mini-tender offers.


   On September 5, 2002, Unocal commenced its offer to exchange 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock owned by Pure's stockholders (other than Union Oil and its affiliates). The offer was conditioned on, among other things, the following:


  . the tender of a sufficient number of shares of Pure common stock such that, after the offer is completed, Unocal will own at least 90% of the outstanding shares of Pure common stock;

  . the tender of a majority of the shares owned by Pure's stockholders other than Union Oil and its affiliates; and

  . the absence of any fact that has had or may reasonably be expected to have an adverse effect or results or may reasonably be expected to result in a diminution in value, without regard to the materiality of such fact.



   On September 5, 2002, the Special Committee met with its financial advisors in Houston to discuss in greater detail the various types of financial analyses being conducted by the Special Committee's financial advisors. The Special Committee also met with its legal advisors to discuss recent developments in the litigation relating to the exchange offer. Management was invited to participate by teleconference during a portion of the meeting to provide additional business, financial and operating data about Pure.

   Also on September 5, 2002, Unocal filed Amendment No. 1 to the Registration Statement with the SEC for purposes of revising certain selected historical consolidated financial data.


   On September 6, 2002, the Special Committee met with its financial and legal advisors in Houston to discuss the meeting that Credit Suisse First Boston and Petrie Parkman, on behalf of the Special Committee, had proposed to schedule with Merrill Lynch within the next several days. Management also participated in this meeting at the request of the Special Committee to provide additional business, financial and operating data about Pure. The purpose of the meeting with Merrill Lynch was to focus the attention of Merrill Lynch and Unocal on financial and operating data suggesting that a higher exchange ratio was appropriate, including the following:



  .   Pure's per share production growth of 29.4% from 1999 to 2001;



  .   Pure's per share proved reserve growth of 28.5% from 1999 to 2001;



  .   Pure's total return to stockholders since inception of 22.1%;



  . Pure's all in finding and development cost of $1.11 per million cubic feet equivalent from 1999 to 2001;



  .   Pure's historical trading range relative to the implied offer price;



  . Pure's trading range after announcement of the exchange offer, which was in excess of the implied offer price;



  . the 3.9% growth in Pure's total proved developed reserves from December 31, 2001 to September 1, 2002;



  . the 36.5% growth in Pure's total proved undeveloped reserves from December 31, 2001 to September 1, 2002;



  . the 10.5% growth in Pure's total proved reserves from December 31, 2001 to September 1, 2002;



  . a comparison of Pure at the implied offer price to other publicly traded companies and valuation metrics in comparable transactions;



  . potential cost savings and other synergies to be realized by Unocal if the exchange offer and subsequent merger are consummated, which are expected to be meaningfully in excess of the $15 million projected by Unocal;



  . the possibility of realizing up to $350 million from the proposed mineral and royalty interest monetization transaction;



  . Pure's net asset value per share (calculated pursuant to the provisions of management's employment/severance agreements with Pure) relative to the implied offer price; and



  . analyst price targets for Pure's common stock and analyst net asset value calculations.

Also at the meeting, a representative of Petrie Parkman told the Special Committee that Merrill Lynch had been instructed by Unocal to inform the Special Committee and its advisors that Unocal would not provide any additional due diligence information, including information responsive to the Special Committee's earlier request.



   On September 6, 2002, the Special Committee retained Potter Anderson & Corroon LLP as its Delaware counsel. Also on September 6, 2002, Unocal filed Amendment No. 1 to the Schedule TO to revise certain selected historical consolidated financial data.




   On September 8, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the schedule for the upcoming week. Management also participated in the meeting at the request of the Special Committee to provide additional business, financial and operating data about Pure.

   On September 9, 2002, the Special Committee met in Houston at the offices of Baker Botts with its financial and legal advisors. At the meeting, Petrie Parkman discussed with the Special Committee preliminary financial analyses it performed in connection with its preliminary evaluation of the exchange offer. Petrie Parkman proceeded to discuss a variety of the methodologies it was using to evaluate the proposed 0.6527 exchange ratio. Petrie Parkman also discussed preliminary trading analyses and the results of a preliminary reference value analysis (consisting of, among other things, an analysis of discounted cash flows, comparable transactions, capital market comparisons and going concern projections), a preliminary contribution analysis and a preliminary pro forma analysis. The Special Committee also learned from its financial advisors that a meeting had been scheduled with Merrill Lynch on September 10, 2002 to discuss the exchange offer. After a brief recess, the Special Committee asked management to join the meeting to provide additional business, financial and operating information in support of the advocacy positions to be adopted by the Special Committee's advisors during their upcoming meeting with Merrill Lynch.




   On September 10, 2002, the Special Committee met in Houston at the offices of Baker Botts with its financial and legal advisors. At the meeting, Credit Suisse First Boston reviewed with the Special Committee its preliminary analyses of the financial aspects of the exchange offer. Credit Suisse First Boston reviewed the results of its preliminary trading analyses, preliminary financial analyses, preliminary transaction premium analyses and preliminary pro forma company analyses. The Special Committee then initiated a discussion among its legal and financial advisors regarding an increase in the 0.6527 exchange ratio. After discussion with Petrie Parkman and Credit Suisse First Boston, the Special Committee instructed its financial advisors to propose that Unocal increase the exchange ratio from 0.6527 to 0.787 during the upcoming meeting with Merrill Lynch. The Special Committee then recessed the meeting to enable its financial advisors to meet with Merrill Lynch.



   During the meeting with Merrill Lynch, the Special Committee's financial advisors conveyed the Special Committee's proposal that Unocal increase the exchange ratio from 0.6527 to 0.787 and advocated the appropriateness of such an increase. Upon conclusion of the meeting with Merrill Lynch, Credit Suisse First Boston and Petrie Parkman updated the Special Committee and its legal advisors as to what transpired during the meeting. Shortly after concluding discussions with the Special Committee's financial and legal advisors, Mr. Herbert C. Williamson, III called Mr. Dallas to discuss the exchange offer and to inform him of the Special Committee's proposal that Unocal increase the
0.6527 exchange ratio to 0.787.



   During the morning of September 10, 2002, Mr. Hightower called a telephonic meeting of Pure's board for later in the morning to discuss the Special Committee's September 3rd request for more expansive resolutions as to its authority. A copy of the proposed resolutions was disseminated to each Pure board member. Prior to receiving notice of the meeting, none of Messrs.
Chessum, Laughbaum, Ling or Maxwell had received a copy of the proposed resolutions. Each of Pure's board members, other than Messrs. Ling and Maxwell, participated in a telephone call to discuss the proposed resolutions. Due to a lack of proper notice and the absence of Messrs. Ling and Maxwell, a formal meeting of the Pure board of directors could not be held; instead, the members of the Pure board of directors discussed the proposed resolutions with the understanding that no formal action could be taken. During the telephone call, Mr. Chessum strenuously objected to the broad scope of the resolutions proposed by the Special Committee's legal advisors. Prior to ending the call, the participants agreed that Pure should call another board meeting for the following day in order to further discuss the resolutions.





   Later on September 10, 2002, representatives of Wachtell, Lipton, Rosen & Katz, Unocal's outside counsel, spoke with representatives of Baker Botts, the Special Committee's outside counsel, about changes to the proposed resolutions that would narrow the Special Committee's authority from what had been presented to the Pure board earlier that day. After discussion, the proposed resolutions were revised to narrow their scope. Subject to the exceptions discussed below, the revised resolutions empowered the Special Committee to exercise all lawfully delegable powers and authority of Pure's board of directors with respect to the exchange offer and to take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the exchange offer and any other offer to acquire Pure's common stock not currently owned by Unocal. The revised resolutions denied the Special Committee the power to:



  .   pursue the sale of Pure;



  . effect changes in its capitalization, whether through the adoption of a poison pill or otherwise;



  .   effect structural changes in Pure or its business; or



  .   pursue the mineral and royalty interest monetization transaction.



   On September 11, 2002, Pure's board of directors held a telephonic meeting to discuss the Special Committee's revised request for an expansion of its authority. Mr. Barry A.L. Hoffman, Unocal's Deputy General Counsel, attended the meeting at the invitation of Mr. Chessum. After discussion, Pure's board of directors adopted the revised resolutions negotiated between Unocal's counsel and the Special Committee's counsel.


   On September 11, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors and members of management to discuss a recent conversation between the Special Committee's financial advisors and Merrill Lynch. The Special Committee's financial advisors indicated that Merrill Lynch and Unocal wanted to conduct additional due diligence on Pure in Houston on September 12 and 13, 2002. The Special Committee's financial advisors and Pure's management indicated that they would be available to meet with Merrill Lynch and Unocal.

   Also on September 11, 2002, on behalf of the Special Committee, a representative of Credit Suisse First Boston called Douglas M. Miller, Unocal's Vice President of Corporate Development, to discuss the exchange offer.


   Representatives from Credit Suisse First Boston, Petrie Parkman, Pure, Merrill Lynch and Unocal met in Houston on September 12 and 13, 2002 to allow Unocal and its representatives to conduct additional due diligence. The meetings focused on Pure's proposed mineral and royalty interest monetization transaction, reserve additions since December 31, 2001, potential cost savings and the calculation of the net asset value associated with management's put right. After the meetings concluded, Unocal asked the Special Committee and its financial and legal advisors to attend meetings in Los Angeles, California on Monday, September 16, 2002.


   On September 15, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the negotiating strategy for the upcoming meeting with Unocal as well as the preparation and filing of the
Schedule 14D-9 and an update of recent developments in the litigation related to the exchange offer.




   On September 16, 2002, the Special Committee and its financial advisors met with Unocal and its financial advisors to discuss the business and prospects of both Pure and Unocal, the economic importance of the mineral and royalty interest monetization transaction and reserve additions since December 31, 2001 and the terms of the exchange offer. At the meeting, Unocal and its financial advisor and the Special Committee and its financial advisors exchanged their views on the valuations of Pure and Unocal. These discussions did not result in any change to the terms of the exchange offer.



   On September 17, 2002, the Special Committee met with its legal and financial advisors. At this meeting, the Special Committee discussed the positions it could take with respect to the exchange offer and the factors to be considered in reaching such determinations. The Special Committee again considered the observations of its legal and financial advisors and received the opinions from its financial advisors described below. A summary of the financial analyses performed by each of Credit Suisse First Boston and Petrie Parkman with respect to the 0.6527 exchange ratio and presented to the Special Committee are described in more detail in Annex A and Annex B in Amendment No. 2 to Pure's Schedule 14D-9 filed with the Securities and Exchange Commission on October 9, 2002. Each member of the Special Committee was aware that Credit Suisse First Boston and Petrie Parkman became entitled to certain fees upon delivery of their opinions. After extensive discussions with its legal and financial advisors, the Special Committee determined, on behalf of Pure's board of directors, that the 0.6527 exchange offer was inadequate and not in the best interests of holders of shares of Pure common stock, other than Union Oil and its affiliates. The Special Committee also determined to recommend to Pure's stockholders, on behalf of Pure's board of directors, that they reject the exchange offer and not exchange their shares in the exchange offer.



   On September 18, 2002, the Special Committee met with its legal and financial advisors to review and file Pure's Schedule 14D-9. Also on September 18, 2002, Mr. Herbert C. Williamson, III called Mr. Dallas to inform him of the Special Committee's recommendation and to discuss the exchange offer. At the conclusion of the call, Mr. Dallas indicated that the Special Committee would hear from Unocal in the next week or so.



   On September 20, 2002, Mr. Hightower and Mr. Dallas spoke by telephone about the exchange offer. During the call, Mr. Hightower expressed his view that the
0.6527 exchange ratio was inadequate.



   On September 23, 2002, Unocal filed an amendment to the Registration Statement and the Schedule TO with the SEC.



   On September 23 and 24, 2002, the Special Committee held telephonic meetings with its legal and financial advisors and, on September 24, 2002, with members of management also in attendance to discuss the status of the exchange offer and general feedback from the investment community regarding the Special Committee's recommendation.



   On September 26, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the status of the exchange offer and comments received from the SEC on Pure's Schedule 14D-9. Also on September 26, 2002, Mr. Hightower and Mr. Charles R. Williamson, Unocal's Chairman of the Board of Directors and Chief Executive Officer, spoke by telephone about the exchange offer. During the call, Mr. Hightower reiterated his view that the
0.6527 exchange ratio was inadequate and Mr. Hightower suggested that Pure's senior management was willing to share the value of their put rights with all of the stockholders other than Unocal in return for an increase in the exchange ratio to 0.787 as suggested by the Special Committee.



   On September 27, 2002, the Delaware Chancery Court held a hearing on a motion for preliminary injunction against the exchange offer. Also on September 27, 2002, Pure filed Amendment No. 1 to Schedule 14D-9.



   On September 30, 2002, Mr. Charles R. Williamson, Unocal's Chairman of the Board of Directors and Chief Executive Officer, and Mr. Herbert C. Williamson, III (no relation) had a telephone conversation during which they discussed the exchange offer. During the call, Herbert C. Williamson, III reiterated the Special Committee's view that the 0.6527 exchange ratio was inadequate.



   On October 1, 2002, the Delaware Chancery Court issued its opinion on the plaintiffs' motion for preliminary injunction. As set forth in its opinion, the Delaware Chancery Court enjoined the 0.6527 exchange offer for the following reasons:



  . the 0.6527 exchange offer was coercive because it included within the definition of the "minority" those stockholders who are affiliated with Unocal, Pure and their respective executive officers and directors;

  . the failure to disclose in Unocal's Registration Statement material information regarding Unocal's motives for engaging in the 0.6527 exchange offer; and



  . the failure to disclose in Pure's Schedule 14D-9 summaries of the financial analyses performed by the Special Committee's financial advisors, disputes within the Pure board concerning the Special Committee's request for a resolution expanding its authority, and the fact that Unocal's representatives on the Pure board and Unocal's outside legal advisors participated in the September 10-11 revision of the resolution proposed by the Special Committee.



   On October 1, 2002, Douglas M. Miller, Unocal's Vice President of Corporate Development, called Mr. Covington and Mr. Herbert C. Williamson, III to inform them that Unocal would be increasing the 0.6527 exchange ratio to 0.70 shares of Unocal common stock for each share of Pure's common stock not currently owned by Unocal. Mr. Miller indicated that Unocal would be willing to increase the exchange ratio to 0.74 shares of Unocal common stock for each share of Pure's common stock not currently owned by Unocal if members of Pure's senior management would agree to surrender, for no additional consideration, all put rights relating to shares of Pure common stock and options to purchase Pure common stock. Mr. Miller also indicated that the revised exchange ratios were the highest ratios that Unocal would be willing to offer. After talking with Mr. Miller, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the revised exchange ratio.



   During the afternoon of October 1, 2002, Mr. Charles R. Williamson called Mr. Hightower to inform him of Unocal's revised exchange offer. During the evening of October 1, 2002, Mr. Hightower and Mr. Charles R. Williamson spoke on several occasions about the revised exchange offer. Mr. Hightower stated that he was not in a position to comment on whether he or any other member of Pure's senior management would be willing to surrender, for no additional consideration, their put rights relating to shares of Pure common stock and options to purchase Pure common stock if the exchange ratio were increased to 0.74.



   Also on October 1, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the revised exchange offer.



   On October 2, 2002, Unocal issued a press release announcing that it had increased the 0.6527 exchange ratio to 0.70. In the press release, Unocal stated that the revised exchange offer would expire at midnight, New York City time, on Thursday, October 17, 2002. Discussions between Mr. Hightower and representatives of Unocal continued on October 2, 2002.



   Also on October 2, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to receive an update on negotiations between Unocal and Pure's senior management with respect to the surrender, for no additional consideration, of Pure management's put rights if the exchange ratio were increased to 0.74. After hearing from its advisors, the Special Committee asked a representative of Credit Suisse First Boston to arrange for Mr. Hightower to join the telephonic meeting. Mr. Hightower joined the meeting shortly thereafter and updated the Special Committee with respect to the negotiations with Unocal over the surrender of senior management's put rights.



   On October 3, 2002, the Delaware Chancery Court issued its order enjoining the exchange offer for the reasons described above.





   On October 3, 2002, Unocal filed an amendment to the Registration Statement and Schedule TO to reflect the revised terms of the exchange offer, which included, among other things:



  . an increase in the exchange ratio from 0.6527 to 0.70 of a share of Unocal common stock;



  . a condition that Unocal will not consummate the exchange offer unless there are tendered at least a majority of the shares held by Pure's stockholders that are not owned by Unocal, Union Oil, the directors and executive officers of Unocal or Union Oil or the directors and executive officers of Pure;



  . a statement that Unocal will effect a short-form merger as soon as practicable after completion of the exchange offer, unless Unocal is prevented from doing so by a court or other legal requirement;

  .   a statement of Unocal's willingness to increase the exchange ratio to
      0.74 if all of the members of Pure's senior management agree to surrender, for no additional consideration, their put rights relating to their shares of Pure common stock and their Pure stock options; and



  . a condition that the injunction against consummation of the exchange offer issued on October 3, 2002 by the Delaware Chancery Court is lifted or is otherwise inapplicable and Unocal is satisfied with the status of the litigation against Unocal that is pending in the Delaware Chancery Court, including any appeals.



   Also on October 3, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to receive an update on negotiations between Unocal and Pure's senior management with respect to the surrender, for no additional consideration, of Pure management's put rights if the exchange ratio were increased to 0.74.



   Also on October 3, 2002, Mr. Herbert C. Williamson, III sent a letter to Mr. Hightower urging him and other members of Pure's senior management to consider surrendering their put rights. The following is the text of Mr. Herbert C. Williamson, III's letter to Mr. Hightower:



                                          October 3, 2002



      Mr. Jack D. Hightower


      Chief Executive Officer, President


        and Chairman of the Board


      Pure Resources, Inc.


      500 West Illinois


      Midland, Texas 79701



      Dear Jack:



      I am writing to urge you and the other holders of put rights to accept Unocal's request to surrender your put rights relating to your shares of Pure common stock and your Pure stock options in order to assist us in our negotiations with Unocal on behalf of the public stockholders.



                                          Very truly yours,



                                          /s/ Herbert C. Williamson, III

                                          --------------------------------------

                                          Herbert C. Williamson, III



   cc: Keith A. Covington



   On October 4, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to receive an update on negotiations between Unocal and Pure's senior management with respect to the surrender of Pure management's put rights if the exchange ratio were increased to 0.74.



   On October 4, 2002, Mr. Herbert C. Williamson, III sent a letter to Mr. Miller urging Unocal to reach agreement with Pure's senior management regarding the surrender of their put rights. The following is the text of Mr. Herbert C. Williamson, III's letter to Mr. Miller:



                                          October 4, 2002



      Mr. Douglas Miller


      Vice President, Corporate Development


      Unocal Corporation


      2141 Rosecrans Avenue


      Suite 4000


      El Segundo, California 90245



      Dear Mr. Miller:



          I understand that you may soon be receiving a form of stockholder agreement from the management of Pure. I am writing you this letter to urge Unocal to use its best efforts to reach agreement with the put holders on the surrender of their put rights, as the Special Committee believes that would be in the best interests of the Pure public stockholders. Such agreement would also permit the Special Committee to evaluate your revised offer and to continue negotiations.



                                          Very truly yours,



                                          /s/ Herbert C. Williamson, III

                                          --------------------------------------

                                          Herbert C. Williamson, III



      cc: Keith A. Covington



   On October 5, 6 and 7, 2002, the Special Committee held telephonic meetings with its legal and financial advisors to receive updates on negotiations between Unocal and Pure's senior management with respect to the surrender of Pure management's put rights and to discuss the 0.70 and 0.74 exchange ratios.



   On October 7, 2002, Mr. Hightower sent a letter to Mr. Herbert C. Williamson, III regarding Pure senior management's commitment to achieving a successful transaction. The following is the text of Mr. Hightower's letter to Mr. Williamson:



                                          October 7, 2002



      Mr. Herb Williamson


      Chairman of Special Committee


      Pure Resources, Inc.


      500 W. Illinois


      Midland, TX 79701



      Dear Mr. Williamson:



       I am in receipt of your letter of October 4, 2002 asking management to consider relinquishing its put right. This idea did not originate with Unocal or with the Special Committee. As you are aware, management originated this idea in a proposal to Charles Williamson, Unocal's Chairman and Chief Executive Officer when we offered to relinquish our put rights and share this surrendered value with the other minority stockholders of Pure Resources if Unocal would agree to increase its exchange ratio to the .787 ratio recommended by the Special Committee. We have always worked hard to get the very best deal and a fair deal for the minority stockholders of Pure Resources.



       After the markets closed on Monday, September 30, 2002, and subsequent to our proposal to Charles Williamson, Unocal contacted us to present the counterproposal described in their press release dated October 2, 2002. That counterproposal was at a lower exchange ratio, 0.74. Since our receipt of that proposal, we have endeavored to negotiate an acceptable Agreement to Tender, by which we could facilitate the transaction.



       We will continue working to obtain the very best deal for stockholders and remain committed to achieving a successful transaction.



      Very truly yours,



      /s/ Jack Hightower

       ------------------

      Jack Hightower


      Chairman, CEO & President

   On October 8, 2002, Mr. Herbert C. Williamson, III called Mr. Charles R. Williamson and Mr. Doug Miller in an attempt to obtain an increase in the exchange ratio. After discussing the merits of an increase in the exchange ratio, Mr. Charles R. Williamson and Mr. Miller indicated that Unocal would consider the Special Committee's request and respond after discussing the matter with Unocal's legal counsel. Mr. Charles R. Williamson and Mr. Miller subsequently responded that, as stated publicly, Unocal would not be willing to increase the exchange ratio beyond 0.74 under any circumstances.



   During the evening of October 8, 2002, Pure's senior management and representatives of Unocal informed the Special Committee that they had orally agreed on a form of an agreement regarding the relinquishment of put rights by Pure's senior management with respect to their Pure shares and options to purchase Pure shares. Pure's senior management further informed the Special Committee that they had executed signature pages for such an agreement, which they would deliver to Unocal in the event the Special Committee recommended the acceptance of a revised exchange offer that included a 0.74 exchange ratio. The Special Committee was then informed that, as a result of such agreement, Unocal would be increasing the exchange ratio from 0.70 to 0.74 and amending the conditions to the exchange offer to provide that it would not waive the condition that Unocal must own at least 90% of Pure's outstanding common stock upon completion of the exchange offer.



   After hearing of the status of the agreement between Unocal and Pure senior management, the Special Committee convened a telephonic meeting with its legal and financial advisors. During the meeting, representatives of Credit Suisse First Boston and Petrie Parkman presented their respective financial analyses of the 0.74 exchange ratio. Following discussion among the Special Committee and its advisors, each of Credit Suisse First Boston and Petrie Parkman delivered their respective oral opinions, subsequently confirmed in writing, to the effect that as of such date and based on and subject to the assumptions, considerations and limitations set forth in their written opinions, the 0.74 exchange ratio was fair, from a financial point of view, to the holders of Pure common stock, other than Union Oil, its affiliates and the holders of the put rights. After receiving oral opinions from its financial advisors, the Special Committee unanimously determined, on behalf of Pure's board of directors, that the revised exchange offer was fair to the holders of Pure common stock, other than Union Oil and its affiliates, and determined, on behalf of Pure's board of directors, to recommend that Pure stockholders accept the revised exchange offer and exchange their shares in the revised exchange offer.



   Upon being informed of the Special Committee's recommendation to accept the
0.74 exchange ratio, Pure's senior management delivered to Unocal their signature pages for the agreement to tender.



   On October 9, 2002, prior to the opening of market trading, Unocal issued a press release announcing, among other things, that it had:



  . entered into an agreement with Pure senior management providing for their support of Unocal's pending exchange offer for the shares of Pure common stock not currently owned by Unocal;



  . increased the exchange ratio in the exchange offer to 0.74 of a share of Unocal common stock for each share of Pure common stock; and



  . agreed not to waive the condition to the exchange offer that a sufficient number of Pure shares are tendered to result in Union Oil owning at least 90 percent of Pure's outstanding common stock.



In addition, Unocal stated that the increased exchange ratio of 0.74 represents the highest and best offer that Unocal will make for the Pure shares.



   Also on October 9, 2002, prior to the opening of market trading, Pure issued a press release announcing the Special Committee's recommendation in favor of the revised exchange offer. Later that day, Pure filed Amendment No. 2 to
Schedule 14D-9.



   On October 11, 2002, Unocal amended the Registration Statement and the Schedule TO to reflect the terms of the revised exchange offer. The revised exchange offer will expire at midnight, New York City time, on Friday, October 25, 2002, unless extended by Unocal.

  Reasons for the Recommendation




   After careful consideration, including a thorough review of the revised exchange offer with the Special Committee's legal and financial advisors, the Special Committee has determined, on behalf of Pure's board of directors, that the revised exchange offer is fair to the holders of Pure common shares, other than Union Oil and its affiliates. Accordingly, the Special Committee recommends, on behalf of Pure's board of directors, that Pure's stockholders accept the revised exchange offer and exchange their shares in the revised exchange offer.



   In reaching its decision to recommend that Pure stockholders accept the revised exchange offer, the Special Committee considered numerous factors in consultation with its legal and financial advisors, including, but not limited to, the following:


   Financial and Business Information. The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, reserves, prospects and strategic objectives of Pure, including potential risks involved in achieving those prospects and objectives, selected information in analyst research reports on Pure and the current and expected conditions in the general economy and in the industries in which Pure's businesses operate. A discussion of these matters can be found in Pure's Form 10-K/A for the year ended December 31, 2001 and in its other filings with the SEC.


   Other Financial and Business Information. In arriving at its recommendation, the Special Committee considered:


  . The effects on Pure's share price as a result of Unocal's ownership of approximately 65% of Pure's outstanding shares.

  . Pure's historical performance in comparison to eight comparable companies in the exploration and production business, including the following:

     . Pure's per share production growth of 29.4% from 1999 to 2001 is the highest among the comparable companies;

     . Pure's per share proved reserve growth of 28.5% from 1999 to 2001 is the highest among the comparable companies;

     . Pure's total return to stockholders since its inception of 22.1% is the third highest among the comparable companies; and

     . Pure's all in finding and development cost of $1.11 per million cubic feet equivalent from 1999 to 2001 is the fourth lowest among the comparable companies.




  . Financial and operating projections prepared as of August 29, 2002 and provided by Pure's management, which the Special Committee believes capture Pure's potential more accurately than the other projections referred to by Unocal in the Prospectus. In particular, the Special Committee considered the following projections provided by Pure's management:



     . Total revenues for the years ended December 31, 2002 and 2003 are projected to be $435.8 million and $588.5 million, respectively;



     . Total operating income (earnings before net interest expense, other income/expense and income taxes) for the years ended December 31, 2002 and 2003 is projected to be $67.9 million and $136.5 million, respectively;



     . Net income for the years ended December 31, 2002 and 2003 is projected to be $27.7 million and $67.2 million, respectively; and

     . Net income per share on a primary basis for the years ended December 31, 2002 and 2003 is projected to be $0.55 and $1.33, respectively, on a primary basis and $0.54 and $1.29, respectively, on a fully diluted basis.



         Pure does not as a matter of course make detailed public projections as to future performance, earnings or net asset value. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the U.S. Pure's independent accountants have not examined, compiled or otherwise applied procedures to the projections and, accordingly, do not express an opinion or any other form of assurance with respect to the projections. Pure's internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of Pure with respect to industry performance, general business, economic, market and financial conditions and other matters, including prices of oil and gas and success of exploration and production activities, all of which are difficult to predict and many of which are beyond Pure's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that Pure or its affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither Pure nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Pure compared to the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.





  . Pure's proved reserve base. In particular, the Special Committee considered the following:

     . Pure's total proved developed reserves grew from 1,170 Bcfe at December 31, 2001 to 1,216 Bcfe at September 1, 2002, or 3.9%, and the SEC 10% present value of those reserves grew from $960 million to $1,551 million, or 61.5%, over the same period;

     . Pure's total proved undeveloped reserves grew from 299 Bcfe at December 31, 2001 to 408 Bcfe at September 1, 2002, or 36.5%, and the SEC 10% present value of those reserves grew from $121 million to $366 million, or 199%, over the same period; and

     . Pure's total proved reserves grew from 1,469 Bcfe at December 31, 2001 to 1,624 Bcfe at September 1, 2002, or 10.5%, and the SEC 10% present value of those reserves grew from $1,081 million to $1,917 million, or 77.3%, over the same period.

       The SEC 10% present value is the pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

  . The value of Pure's mineral properties and existing royalty interests, including the possibility of realizing up to $350 million from those properties as a result of the proposed mineral and royalty interest monetization transaction. In particular, the Special Committee noted the following:

     . Pure's 3.2 million net fee mineral acres in the Gulf Coast region of the United States, which Pure believes ranks it as one of the largest owners of fee mineral acreage among independent exploration and production companies in the United States;


     . Pure's existing royalty cash flow of approximately $26.0 million in the last 12 months;


     . the approximate 5% compound annual production growth over the last 17 years from Pure's fee mineral properties;


     . Pure's cash flow from lease bonuses and delay rentals of approximately $2.4 million in the last 12 months;



     . Pure's steps prior to the time of Unocal's offer to begin the marketing effort for the mineral and royalty interest monetization transaction; and



     . the review of the potential mineral and royalty interest monetization transaction by rating agencies in early August.



  . The potential cost savings and other synergies to be realized by Unocal if the revised exchange offer and subsequent merger are consummated, which the Special Committee believes will be meaningfully in excess of the $30 million projected by Unocal.


  . Pure's other strengths and growth opportunities including, but not limited to:


     . Pure's inventory of documented drilling opportunities beyond its booked proved reserves, including 361 Bcfe of risked probable reserves, 373 Bcfe of risked possible reserves and over 3,000 Bcfe of unrisked exploratory potential in the Permian Basin, South Texas/Gulf Coast region and the Gulf of Mexico;


     . The potential for substantial incremental reserves and production from Pure's properties in the Rincon Unit of the San Juan Basin, potentially up to three times current estimates of per-well recoveries on new downspaced wells, as indicated by recent successful downspacing and drilling activities. Pure currently has approximately 164 Bcfe of proved reserves booked in the Rincon Unit; and

     . The additional proved and other reserve potential underlying Pure's royalty interests for which Pure currently records only proved developed producing reserves.


   Financial and Business Prospects of Unocal. To the extent publicly available or otherwise provided by Unocal, the Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, reserves, recent research reports by Wall Street analysts, prospects and strategic objectives of Unocal, including potential risks involved in achieving those prospects and objectives and the current and expected conditions in the general economy and in the industries in which Unocal's businesses operate. Unocal's discussion of these matters can be found in the Prospectus and in Unocal's other filings with the SEC.



   The Special Committee also considered that Unocal's stock has fallen from $34.09 on August 20, 2002 (the day immediately before announcement of the 0.6527 exchange offer) to $28.41 on October 9, 2002. In addition, as part of their review, the Special Committee's advisors also considered limited and incomplete confidential financial and operating data provided by Unocal during a meeting on August 30, 2002. Please read "--Selected Unocal Projected Financial Information" beginning on page 59.



   Financial Analyses and Opinion of Credit Suisse First Boston. The Special Committee considered financial analyses of the 0.74 exchange ratio performed by Credit Suisse First Boston. The financial analyses of Credit Suisse First Boston are described in more detail below under "Opinion of Credit Suisse First Boston Corporation" beginning on page 37. The Special Committee also considered the oral opinion of Credit Suisse First Boston conveyed on October 8, 2002 and subsequently confirmed by delivery of a written opinion dated

October 8, 2002 to the effect that, as of the date of the opinion and based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the 0.74 exchange ratio was fair, from a financial point of view, to the holders of Pure common stock (other than Unocal, its affiliates and the holders of the put rights). A copy of the written opinion rendered by Credit Suisse First Boston, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by Credit Suisse First Boston in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference.



   Credit Suisse First Boston's opinion is addressed to the Special Committee, addresses the fairness, from a financial point of view, of the 0.74 exchange ratio to the holders of common stock of Pure (other than Unocal, its affiliates and the holders of the put rights) and is not intended to constitute, and does not constitute, a recommendation as to whether any holder of shares of Pure common stock should tender such shares pursuant to the revised exchange offer or as to how any stockholder of Pure should vote or act on any other matter relating to the revised exchange offer or the merger. Stockholders are urged to read the opinion in its entirety. Each member of the Special Committee was aware that Credit Suisse First Boston became entitled to certain fees upon delivery of its opinion dated September 17, 2002. Please read "Persons/Assets, Retained, Employed, Compensated or Used--Credit Suisse First Boston Corporation" under Item 5 below.



   Financial Analyses and Opinion of Petrie Parkman. The Special Committee considered financial analyses of the 0.74 exchange ratio performed by Petrie Parkman. The financial analyses of Petrie Parkman are described in more detail below under "Opinion of Petrie Parkman & Co., Inc." beginning on page 47. The Special Committee also considered the oral opinion of Petrie Parkman conveyed on October 8, 2002 and subsequently confirmed by delivery of a written opinion dated October 8, 2002 to the effect that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the 0.74 exchange ratio was fair from a financial point of view to the stockholders of Pure (other than Union Oil, its affiliates and the holders of the put rights). A copy of the written opinion rendered by Petrie Parkman, setting forth the procedures followed, the matters considered and the assumptions made by Petrie Parkman in arriving at its opinion, is attached as Annex B hereto and incorporated herein by reference. Stockholders are urged to read the opinion in its entirety. Petrie Parkman's opinion was provided to the Special Committee for its use and benefit and addresses only the fairness from a financial point of view of the revised exchange offer to the holders of Pure common stock (other than Union Oil, its affiliates and the holders of the put rights). Petrie Parkman's opinion does not constitute a recommendation to any holder of Pure common stock as to whether such holder should tender shares pursuant to the revised exchange offer. Each member of the Special Committee was aware that Petrie Parkman has received a fee for its services as financial advisor to the Special Committee in connection with the revised exchange offer. Please read "Persons/Assets, Retained, Employed, Compensated or Used--Petrie Parkman & Co., Inc." under Item 5 below.



   Strategic Alternatives. The Special Committee took into account that Union Oil and its affiliates currently own approximately 65% of the voting power of Pure and recognized that any alternative transaction was impossible without the consent of Union Oil and its affiliates. The Special Committee considered that Union Oil has stated that it is not interested in selling its shares of Pure. The Special Committee also considered the existence of the non-dilution agreement with Union Oil, which grants certain rights to Union Oil to maintain its percentage ownership of Pure in the event of future issuances of equity of Pure. Accordingly, the Special Committee concluded that an acquisition of Pure by a third party was not a feasible alternative. In addition, to the Special Committee's knowledge, no third party other than Union Oil has made any proposal to purchase most or all of the shares of Pure common stock as a single block, including during the approximately seven weeks since Unocal's public announcement of the 0.6527 exchange offer on August 20, 2002 and October 8, 2002.



   Relationship of the 0.74 Exchange Ratio to Current Market Price. The closing price of Pure's common stock on the New York Stock Exchange on October 8, 2002, the last trading day prior to the announcement of the increased exchange ratio, was $21.18 per share, which is lower than the implied per share value based on the 0.74 exchange ratio of $21.48 as of the same date.

   Timing of Revised Exchange Offer In Relation to Historical Market Prices of Pure Shares. The Special Committee noted that Pure's shares have traded as high as $25.30 since Pure's inception and as high as $23.60 in the last six months, both of which per share prices were above the implied per share value offered by Unocal of $22.25 as of August 20, 2002 and $21.48 as of October 8, 2002.



   The Special Committee also noted that the closing price for Pure shares on August 20, 2002 (the last trading day before Unocal announced its intention to commence the 0.6527 exchange offer) was $17.52 and that Pure's shares had traded above that level approximately 84% of the time since Pure's inception. The Special Committee also considered the historical trading ratio of Pure common stock to Unocal common stock since the formation of Pure and prior to Unocal's announcement of the 0.6527 exchange offer, which ranged from 0.3902 to 0.6615, with an average of 0.5529, and a ratio of 0.5139 on August 20, 2002, the last trading day prior to announcement of the 0.6527 exchange offer.





   Likely Effect on Market Prices of the Pure Shares If the Revised Exchange Offer is Withdrawn. The Special Committee considered the possible trading prices of the shares of Pure common stock if Unocal were to withdraw its revised exchange offer. The Special Committee concluded that the trading value of the Pure shares may decline from current levels as a result of a withdrawal of the revised exchange offer. The Special Committee understood that, if Unocal decided to discontinue its revised exchange offer, Pure would continue to be a publicly held corporation, and Unocal may seek to engage in open market or privately negotiated share purchases to increase its ownership to at least 90% of the outstanding shares of Pure common stock, which would enable Unocal to effect a merger without the vote of any other Pure stockholder, and that any such purchases by Unocal or the consideration to be received by Pure's non-Unocal stockholders in any such merger may reflect an implied value of less that the implied value resulting from the 0.74 exchange ratio.



   Absence of Price Protection. The Special Committee considered that the exchange offer contains no provision that would increase the 0.74 exchange ratio in response to a substantial decline in the market price of Unocal common stock before the shares of Pure common stock are purchased in the revised exchange offer.





   Minimum Condition and Short-Form Merger. The Special Committee considered that Unocal has amended its exchange offer to provide that it will not consummate the revised exchange offer unless Unocal would own at least 90% of the total number of outstanding shares of Pure. The Special Committee further considered that Unocal has stated that it will effect a "short-form" merger of one of its wholly owned subsidiaries with Pure if it successfully completes the revised exchange offer. Under Delaware law, a short-form merger can be effected without the approval of Pure's board of directors or the remaining holders of Pure's common stock.





   Long-Form Merger. The Special Committee took into account that, based upon Unocal's present 65% ownership of Pure, a merger proposed by Unocal or its affiliates (as opposed to a tender offer followed by a short-form merger) to acquire the remaining equity of Pure would require the approval of Pure's board of directors and would require Unocal to demonstrate the "entire fairness" of the transaction, unless certain procedural safeguards were utilized that would allow that evidentiary burden to be shifted. In contrast, an exchange offer not involving the participation of the Pure board of directors is not subject to the same level of judicial scrutiny.



   Other Conditions to the Revised Exchange Offer. The Special Committee considered the lack of certainty with respect to the revised exchange offer as a result of numerous conditions, including the following:


  . if any change (or any condition, event or development involving a prospective change) occurs or is threatened that has had or may reasonably be expected to have a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of Pure or any of its subsidiaries;

  . if Unocal becomes aware of any fact that has had or may reasonably be expected to have an adverse effect or results or may reasonably be expected to result in a diminution in value, without regard to the materiality of such fact;

  . if there occurs any development in the Pure stockholder litigation, described under "Certain Legal Matters and Regulatory Approvals - Stockholder Litigation" beginning on page 47 of Unocal's Prospectus, that is adverse to the defendants in that litigation or Unocal is not satisfied with the status of the litigation against it which is pending in the Delaware Chancery Court, including any appeals;



  . any tender or exchange offer for some portion or all of the shares of Pure common stock commences or is publicly proposed to be made by another person (including Pure or its subsidiaries) other than the mini-tender offer commenced by TRC Capital and announced by Pure on September 4, 2002; and


  . any change (or any condition, event or development involving a prospective change) occurs or is threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has had or may reasonably be expected to result in a diminution of value, without regard to the materiality of such change.




   In addition, the triggering of a number of conditions upon any adverse effect or diminution in value, without regard to materiality, has the effect of considerably increasing the uncertainty of the revised exchange offer.



   The Special Committee also considered that the revised exchange offer is subject to a number of other conditions as described under "The
Offer--Conditions of the Offer" beginning on page 43 of Unocal's Prospectus, including numerous restrictions on Pure's ordinary business activities.



   Liquidity for Stockholders. The Special Committee considered the low volume of trading in shares of Pure common stock in relation to the volume of trading in Unocal common stock and the benefits to Pure's stockholders of owning a more actively traded security if the revised exchange offer and the merger are completed.



   Conflicts of Interest. The Special Committee considered potential conflicts of interest between Unocal and Pure, whether in connection with the business opportunities agreement, the other intercompany agreements, management's put rights or otherwise, and Pure's ability to implement its business strategies in a manner that was most favorable to Pure, its non-Unocal stockholders, and its customers and suppliers. The Special Committee also took into account that, through the revised exchange offer, if consummated, Unocal's obligations under the intercompany agreements would be eliminated.



   Tax Deferred Exchange. According to Unocal's Prospectus, the revised exchange offer and, if completed, the merger are intended to qualify as a reorganization for United States federal income tax purposes under which a Pure stockholder would generally not recognize gain or loss upon the receipt of shares of Unocal common stock for shares of Pure common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. However, there is no condition to the revised exchange offer relating to the tax-free treatment of the revised exchange offer and the merger. Different tax consequences may result depending on the facts and circumstances of each Pure stockholder's situation. Neither the Special Committee nor Pure has obtained or plans to obtain an opinion of counsel or a ruling from the United States Internal Revenue Service regarding the United States federal income tax consequences associated with the revised exchange offer or the merger.



   Appraisal Rights. The Special Committee considered that, if the revised exchange offer is consummated and the merger occurs, stockholders who do not tender their shares of Pure common stock pursuant to the revised exchange offer will have the right to dissent from the merger and to demand appraisal of the fair value of their Pure shares under the Delaware General Corporation Law.



   The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but addresses all of the material information and factors considered by the Special Committee in its consideration of the revised exchange offer. In view of the variety of factors and the amount of information considered, the Special Committee did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that holders of shares of Pure common stock accept the revised exchange offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee may have given differing weights to different factors. In reaching its decision, the Special Committee did not consider any existing contractual rights in favor of Pure's stockholders, including, without limitation, the put rights of Pure's senior management under their employment or severance agreements. Throughout its deliberations, the Special Committee received the advice of Credit Suisse First Boston, Petrie Parkman and Baker Botts L.L.P., who were retained to advise the Special Committee in connection with the revised exchange offer.





Opinion of Credit Suisse First Boston Corporation



   On October 8, 2002, the Special Committee's financial advisor, Credit Suisse First Boston, delivered an oral opinion, subsequently confirmed by delivery of a written opinion dated October 8, 2002, to the Special Committee to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio of 0.74x provided for in the revised exchange offer was fair, from a financial point of view, to the holders of Pure common stock (other than Unocal, its affiliates and the holders of the put rights).



   The full text of Credit Suisse First Boston's written opinion, dated October 8, 2002, to the Special Committee, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex A and is incorporated into this Statement by reference. Holders of Pure common stock are encouraged to read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the Special Committee and relates only to the fairness, from a financial point of view, of the exchange ratio of 0.74x to the holders of Pure common stock (other than Unocal, its affiliates and the holders of put rights) and is not intended to constitute, and does not constitute, a recommendation as to whether any holder of shares of Pure common stock should tender such shares pursuant to the revised exchange offer or as to how any stockholder of Pure should vote or act on any other matter relating to the revised exchange offer or the merger. The summary of Credit Suisse First Boston's opinion in this Statement is qualified in its entirety by reference to the full text of the opinion.



   In arriving at its opinion, Credit Suisse First Boston reviewed Unocal's Transmittal Documents (as amended as of the date of the opinion), the Schedule 14D-9 of Pure (as amended as of the date of the opinion), an execution copy of the Tender Agreement and publicly available business and financial information relating to Pure and Unocal. Credit Suisse First Boston also reviewed other information relating to Pure and Unocal, including financial forecasts and oil and gas reserve data, provided to or discussed with Credit Suisse First Boston by the managements of Pure and Unocal, and met with the managements of Pure and Unocal to discuss the businesses and prospects of Pure and Unocal. Credit Suisse First Boston considered financial and stock market data of Pure and Unocal, and compared those data with similar data for other publicly held companies in businesses similar to Pure and Unocal and considered, to the extent publicly available, the financial terms of other business combinations and other transactions which have been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.



   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts and oil and gas reserve data, Credit Suisse First Boston was advised, and assumed, that the forecasts and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Pure and Unocal as to the future financial performance and oil and gas reserves of Pure and Unocal, respectively. Credit Suisse First Boston also assumed, with the Special Committee's consent, that the revised exchange offer and related transactions would be consummated as contemplated in the Transmittal Documents, as amended as of the date hereof, without delay or waiver, modification or amendment of any material term, condition or agreement except for amendments expressly contemplated by the Tender Agreement, and that the revised exchange offer and related transactions would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston further assumed, with the Special Committee's consent, that the Tender Agreement, when executed, will conform to the version reviewed by Credit Suisse First Boston in all respects material to its analyses. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pure or Unocal, and was not furnished with any independent evaluations or appraisals. Credit Suisse First Boston's opinion is necessarily based upon information available to Credit Suisse First Boston, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof.



   Credit Suisse First Boston did not express any opinion as to what the value of Unocal common stock actually would be when issued pursuant to the revised exchange offer or the merger, or the prices at which Unocal common stock would trade at any time. In connection with its engagement, Credit Suisse First Boston was not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of Pure. Credit Suisse First Boston's opinion did not address the relative merits of the revised exchange offer as compared to other transactions or business strategies that might be available to Pure.





   In preparing its opinion to the Special Committee, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.



   In its analyses, Credit Suisse First Boston considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pure and Unocal. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Pure, Unocal or the revised exchange offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.



   Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the revised exchange offer and should not be viewed as determinative of the views of the Special Committee or management with respect to the revised exchange offer or the exchange ratio of 0.74x.



   The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.







  Selected Transaction Analysis.



   Credit Suisse First Boston reviewed the transaction values and certain implied transaction multiples in selected transactions in the oil and gas exploration and production industry. The following transactions were reviewed as they relate to Pure:



               Acquiror                                 Target
               --------                                 ------
  .    Magnum Hunter Resources, Inc.      Prize Energy Corp.
  .    Dominion Resources, Inc.           Louis Dreyfus Natural Gas Corp.
  .    Devon Energy Corporation           Mitchell Energy & Development Corp.
  .    Cabot Oil & Gas Corporation        Cody Company
  .    Penn Virginia Corporation          Synergy Oil & Gas, Inc.
  .    Westport Resources Corporation     Belco Oil & Gas Corp.
  .    Kerr-McGee Corporation             HS Resources, Inc.
  .    Pure Resources, Inc.               Hallwood Energy Corporation
  .    Ocean Energy, Inc.                 Texoil, Inc.
  .    Pogo Producing Company             North Central Oil Corporation
  .    Chesapeake Energy Corporation      Gothic Energy Corporation
  .    Devon Energy Corporation           Santa Fe Snyder Corporation



   The following transactions were reviewed as they relate to Unocal:



                Acquiror                                 Target
                --------                                 ------
  .    Royal Dutch / Shell Group           Enterprise Oil plc
  .    PanCanadian Energy Corporation      Alberta Energy Company Ltd.
  .    Burlington Resources Inc.           Canadian Hunter Exploration Ltd.
  .    Dominion Resources, Inc.            Louis Dreyfus Natural Gas Corp.
  .    Devon Energy Corporation            Anderson Exploration Ltd.
  .    Devon Energy Corporation            Mitchell Energy & Development Corp.
  .    Amerada Hess Corporation            Triton Energy Limited
  .    Conoco Inc.                         Gulf Canada Resources Limited
  .    Agip Investments plc/ENI S.p.A.     LASMO plc
  .    Husky Oil, Ltd.                     Renaissance Energy Ltd.
  .    Devon Energy Corporation            Santa Fe Snyder Corporation
  .    Anadarko Petroleum Corporation      Union Pacific Resources Group Inc.



   Credit Suisse First Boston reviewed transaction values, calculated as equity value, plus debt, preferred stock and minority interest, less cash, in the selected transactions as multiples of latest 12 months earnings before interest, taxes, depreciation, amortization and exploration expense ("EBITDAX"), proved reserves and daily production. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated production data for Unocal were based on publicly available research analysts' estimates. Credit Suisse First Boston then applied ranges of selected multiples of latest 12 months EBITDAX, proved reserves and daily production derived from the selected transactions to Pure's latest 12 months EBITDAX, year-end 2001 proved reserves and latest 12 months average daily production and to Unocal's latest 12 months EBITDAX, year-end 2001 proved reserves and estimated 2002 average daily production.

   The table set forth below includes the average and median implied multiples in the selected transactions reviewed for Pure as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples implied in the selected transactions.



                                      Implied Multiples
                                       in Selected
                                       Transactions
                                      -----------------
                                      Average   Median  Selected Range
                                      -------   ------  ---------------
            LTM EBITDAX..............   6.5x      6.3x   6.0x - 6.50x
            Proved Reserves ($/Mcfe). $ 1.32    $ 1.35   $1.20 - $1.40
            Daily Production ($/Mcfe) $5,131    $4,648  $4,500 - $5,000





   The table set forth below includes the average and median implied multiples in the selected transactions reviewed for Unocal as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples implied in the selected transactions.



                                      Implied Multiples
                                       in Selected
                                       Transactions
                                      -----------------
                                      Average   Median  Selected Range
                                      -------   ------  ---------------
            LTM EBITDAX..............   5.8x      5.4x   6.0x - 6.50x
            Proved Reserves ($/Mcfe). $ 1.36    $ 1.35   $1.10 - $1.35
            Daily Production ($/Mcfe) $5,143    $4,891  $4,500 - $5,000



   This analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio in the revised exchange offer:



                                             Exchange Ratio
              Implied Exchange Ratio     in the Revised Exchange
                  Reference Range                 Offer
                  ---------------                 -----
                  0.575x - 0.818x                 0.74x



  Selected Companies Analysis.



   Credit Suisse First Boston compared financial, operating and stock market data for Pure and Unocal to corresponding data of publicly traded companies in the oil and gas exploration and production industry. Credit Suisse First Boston compared financial, operating and stock market data of the following companies to Pure:



             Company



  .   Pioneer Natural Resources Company



  .   XTO Energy Inc.



  .   Chesapeake Energy Corporation



  .   Forest Oil Corporation



  .   Westport Resources Corporation



  .   Patina Oil & Gas Corporation



  .   St. Mary Land & Exploration Company



   Credit Suisse First Boston compared financial, operating and stock market data of the following companies to Unocal:



             Company



  .   Anadarko Petroleum Corporation

  .   Apache Corporation



  .   Kerr-McGee Corporation



  .   Talisman Energy Inc.



  .   Ocean Energy, Inc.



  .   Noble Energy, Inc.



  .   Pogo Producing Company



   Credit Suisse First Boston reviewed enterprise values, calculated as equity value, plus debt, preferred stock and minority interest, less cash, as multiples of estimated calendar years 2002 and 2003 EBITDAX. Credit Suisse First Boston also reviewed enterprise values as multiples of year-end 2001 proved reserves, proved developed reserves and the standardized measure of discounted future net cash flows after taxes relating to proved reserves ("After-Tax SEC PV-10%"). Credit Suisse First Boston also reviewed equity values as multiples of estimated calendar years 2002 and 2003 after-tax cash flow. Estimated financial data for the selected companies as well as Pure and Unocal were based on publicly available research analysts' estimates. All multiples were based on closing stock prices on October 1, 2002. Credit Suisse First Boston then applied ranges of selected multiples of estimated calendar years 2002 and 2003 EBITDAX and after-tax cash flow and year-end 2001 proved reserves, proved developed reserves and After-Tax SEC PV-10% derived from the selected transactions to corresponding data of Pure and Unocal.



   The table set forth below includes the average and median multiples of the selected companies reviewed for Pure as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples of the selected companies.



                                             Selected Company
                                               Multiples
                                             ----------------
                                             Average  Median  Selected Range
                                             -------  ------  --------------
     2002E EBITDAX..........................  6.6x    6.4x     6.3x - 7.0x
     2003E EBITDAX..........................  5.6x    5.6x     5.3x - 6.0x
     2002E After-Tax Cash Flow..............  5.3x    5.3x     5.0x - 6.0x
     2003E After-Tax Cash Flow..............  4.4x    4.4x     4.0x - 5.0x
     2001 Proved Reserves ($/Mcfe)..........  $1.39   $1.26   $1.25 - $1.50
     2001 Proved Developed Reserves ($/Mcfe)  $1.89   $1.95   $1.40 - $1.75
     2001 After-Tax SEC PV-10%..............  203%    209%     200% - 225%





   The table set forth below includes the average and median multiples of the selected companies reviewed for Unocal as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples of the selected companies.



                                             Selected Company
                                               Multiples
                                             ----------------
                                             Average  Median  Selected Range
                                             -------  ------  --------------
     2002E EBITDAX..........................   5.9x    5.8x    5.5x - 6.0x
     2003E EBITDAX..........................   5.4x    5.3x    5.3x - 6.0x
     2002E After-Tax Cash Flow..............   4.8x    4.8x    4.5x - 5.0x
     2003E After-Tax Cash Flow..............   4.3x    4.3x    4.0x - 4.5x
     2001 Proved Reserves ($/Mcfe)..........  $1.30   $1.23    $1.10 - 1.25
     2001 Proved Developed Reserves ($/Mcfe)  $2.10   $1.96    $2.10 - 2.30
     2001 After-Tax SEC PV-10%..............   201%    201%    215% - 230%

   This analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio in the revised exchange offer:



                                             Exchange Ratio
              Implied Exchange Ratio     in the Revised Exchange
                  Reference Range                 Offer
                  ---------------                 -----
                  0.611x - 0.813x                 0.74x



  Sum-of-the-Parts Analysis.



   Credit Suisse First Boston reviewed each of Pure's and Unocal's exploration and production geographic operating regions as well as any other material assets and liabilities to derive an implied exchange ratio reference range. Estimated reserve, financial and operating information for both Pure and Unocal were based on internal estimates of Pure and Unocal managements, respectively, and public filings from calendar year 2001.



   With respect to Pure, Credit Suisse First Boston derived the following approximate reference ranges based on relevant multiples implied by the purchase prices proposed to be paid, at the time of announcement, in selected transactions:



                                                    Implied Selected
                                                      Acquisition
                                                    Reference Range
                                                    ----------------
           Proved Reserves ($/Mcfe)
               Permian/San Juan Basin Properties...  $1.00 - $1.10
               Gulf Coast Properties...............  $1.00 - $1.15
               Offshore Properties.................  $1.30 - $1.60
           Daily Production ($/Mcfe)
               Permian/San Juan Basin Properties... $4,200 - $4,600
               Gulf Coast Properties............... $3,500 - $4,000
               Offshore Properties................. $2,750 - $3,250
           Non Reserve Assets
               Proved Royalties (LTM EBITDAX)......   6.0x - 8.0x
               Fee Mineral Acreage ($/acre)........    $30 - $60
               Leasehold Acreage ($/acre)..........   $75 - $100



   With respect to Unocal, Credit Suisse First Boston derived the following approximate reference ranges based on relevant multiples implied by the purchase prices proposed to be paid, at the time of announcement, in selected transactions:



                                                     Implied Selected
                                                       Acquisition
                                                     Reference Range
                                                     ----------------
          Proved Reserves ($/Mcfe)
              Far East..............................   $0.85 - $0.95
              Lower 48 States.......................   $1.60 - $1.75
              Canada................................   $0.80 - $1.00
              AIOC..................................   $0.70 - $0.90
              Alaska................................   $1.00 - $1.25
          Daily Production ($/Mcfe)
              Far East..............................  $3,500 - $4,000
              Lower 48 States.......................  $2,500 - $3,000
              Alaska................................  $2,750 - $3,250
              Canada................................  $2,500 - $3,000
              AIOC.................................. $11,000 - $14,000
          Non Reserve Assets
              Midstream Operations (2003E EBITDA)...    7.0x - 9.0x
              Leasehold Acreage ($/acre)............     $40 - $60
              Geothermal / Power ($/kilowatt).......    $350 - $550

   This analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio in the revised exchange offer:



                                             Exchange Ratio
              Implied Exchange Ratio     in the Revised Exchange
                  Reference Range                 Offer
                  ---------------                 -----
                  0.579x - 1.000x                 0.74x



  Discounted Cash Flow Analysis.



   Credit Suisse First Boston performed a discounted cash flow analysis of Pure and Unocal to calculate the estimated present value of the unlevered, after-tax free cash flows that each of Pure and Unocal could generate from September 1, 2002 through December 31, 2006. Credit Suisse First Boston performed its analyses based on four scenarios: a base case and price-adjusted cases 1, 2 and
3. All cases for Pure were based on December 31, 2001 engineering projections (rolled forward to September 1, 2002) provided by Pure, as adjusted based on discussions with Pure management. All cases for Unocal were based on the selected production and financial forecasts provided by Unocal, historical performance and publicly available research analysts' estimates. The base case reflected implied forward prices based on the New York Mercantile Exchange forward strip in the oil and natural gas futures market as of October 1, 2002. Price-adjusted cases 1, 2 and 3 primarily assumed forward prices per barrel of oil and per million cubic feet ("Mcf") of gas of $22.00 and $3.50, $21.00 and $3.25, and $20.00 and $3.00, respectively, and in the case of Pure, were based on adjustments to the base case discussed with Pure's management.



   Credit Suisse First Boston calculated ranges of estimated terminal values by multiplying estimated calendar year 2006 EBITDAX by multiples ranging from 5.25x to 5.75x in the case of Pure and 5.50x to 6.00x in the case of Unocal. The estimated after-tax free cash flows and terminal values of Pure and Unocal were then discounted to present value using discount rates of 8.5% to 9.5% and 7.5% to 8.5%, respectively.



   This analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio in the revised exchange offer of 0.74x per share:



                                        Implied Exchange Ratio
                  DCF Case                 Reference Range
                  --------                 ---------------
                  Base Case............    0.586x - 0.800x
                  Price-Adjusted Case 1    0.593x - 0.822x
                  Price-Adjusted Case 2    0.613x - 0.876x
                  Price-Adjusted Case 3    0.647x - 0.964x



  Historical Exchange Ratio Analysis.



   Credit Suisse First Boston reviewed the ratio of the closing price of Pure common stock to the closing price of Unocal common stock on October 1, 2002 and the ratios implied by the average closing prices of Pure common stock to Unocal common stock over the various periods indicated below ending October 1, 2002. This analysis indicated the following implied exchange ratios, as compared to the exchange ratio in the revised exchange offer of 0.74x per share:






                                                      Implied Exchange
          Periods                                          Ratio
          -------                                     ----------------
          October 1, 2002............................     0.7111x
          Ten day....................................     0.7109x
          One month..................................     0.7068x
          Two month..................................     0.6455x
          Three month................................     0.6180x
          Six month..................................     0.6046x
          One year...................................     0.5808x
          Since May 26, 2000 (Date of Pure Formation)     0.5598x

  Contribution Analysis.



   Credit Suisse First Boston compared the relative contributions of approximately 35% of Pure and Unocal (including only its approximately 65% interest in Pure) to the combined company's total proved and total proved developed reserves, After-Tax SEC PV-10% and estimated calendar years 2002 and 2003 production, EBITDAX and after-tax cash flow. Estimated financial and operating data were based on publicly available research analysts' estimates. The following table sets forth the contribution Pure, taking into account the current ownership of Pure by Unocal, would be expected to make to the financial and operating results of the combined entity:



                                                    Pure
                    Financial/Operating Measure Contribution
                    --------------------------- ------------
                    Reserves/Production (Bcfe)
                       Total Proved............     4.72%
                       Total Proved Developed..     7.28%
                       2002E Production........     4.40%
                       2003E Production........     4.51%
                       After-Tax SEC PV-10%....     5.47%
                    EBITDAX
                       2002E...................     4.30%
                       2003E...................     4.75%
                    After-Tax Cash Flow
                       2002E...................     4.51%
                       2003E...................     4.98%



  Pro Forma Merger Analysis.



   Credit Suisse First Boston reviewed the potential pro forma effect of various hypothetical exchange ratios ranging from 0.70x to 0.75x on Unocal's estimated cash flow per share ("CFPS") and earnings per share ("EPS") for calendar years 2002 and 2003, as well as the effect of various hypothetical pre-tax synergies that could result from the exchange offer and the merger. Based on the exchange ratio of 0.74x in the revised exchange offer, assuming $30 million in pre-tax synergies that could result from the revised exchange offer and the merger, this analysis indicated that the combination of Pure and Unocal could be neutral to dilutive to Unocal's estimated CFPS and EPS in estimated calendar year 2003. Estimated financial data were based on publicly available research analysts' estimates.

  Premiums Paid Analysis.



   Credit Suisse First Boston reviewed the purchase prices paid in the following selected transactions in the oil and gas exploration and production industry:



                     Acquiror                      Target
                     --------                      ------
           . Newfield Exploration Company EEX Corporation


          . Conoco Inc.              Gulf Indonesia Resources Limited
          . Royal Dutch /Shell Group Enterprise Oil plc
          . Magnum Hunter
            Resources, Inc.          Prize Energy Corp.
          . Dominion Resources, Inc. Louis Dreyfus Natural Gas
                                     Corp.
          . Devon Energy Corporation Mitchell Energy &
                                     Development Corp.
          . Hunt Oil Company         Chieftain International,
                                     Inc.
          . Westport Resources
            Corporation              Belco Oil & Gas Corp.
          . Kerr-McGee Corporation   HS Resources, Inc.
          . The Williams Companies,  Barrett Resources
            Inc.                     Corporation
          . Pure                     Hallwood Energy
                                     Corporation
          . Ocean Energy, Inc.       Texoil, Inc.
          . Marathon Oil Corporation Pennaco Energy, Inc.
          . Agip Investments plc /
            ENI S.p.A.               LASMO plc
          . Stone Energy Corporation Basin Exploration, Inc.
          . Devon Energy Corporation Santa Fe Snyder
                                     Corporation
          . BP Amoco p.l.c.          Vastar Resources, Inc.



   The table set forth below includes the average and median implied premiums in these selected transactions over the target company's stock price one-day, 30-days and 60-days prior to announcement of the transaction:



                        Premium One-  Premium 30-   Premium 60-
                        Day Prior to Days Prior to Days Prior to
                        Announcement Announcement  Announcement
                        ------------ ------------- -------------
                Average     18.3%        26.4%         30.2%
                Median.     17.4%        24.3%         35.0%

   Credit Suisse First Boston also reviewed the purchase prices paid in the following selected going-private transactions:



                     Acquiror                     Target
                     --------                     ------
                . Unocal                 Pure
                . Networks Associates,
                  Inc.                   McAfee.com Corporation
                . Conoco Inc.            Gulf Indonesia Resources
                                         Limited
                . Citizens
                  Communications
                  Company                Electric Lightwave, Inc.
                . Sabre Holding
                  Corporation            Travelocity.com
                . Xcel Energy Inc.       NRG Energy, Inc.
                . Limited, Inc.          Intimate Brands Inc.
                . Investor Group         Market America Inc.
                . UtiliCorp United Inc.  Aquila Inc.
                . Security Capital
                  Group Incorporated     Storage USA, Inc.
                . American Realty        TransContinental Realty
                  Investors, Inc.        Investors, Inc.
                . Liberty Media
                  Corporation            Liberty Digital, Inc.
                . The Toronto-Dominion
                  Bank                   TD Waterhouse Group, Inc.
                . Global Crossing Ltd.   Asia Global Crossing Ltd.
                . Tyco International
                  Ltd.                   TyCom Ltd.
                . Irvin Levy/Lester
                  Levy Company           NCH Corporation
                . MidAmerican Energy
                  Holdings Company       Homeservices.com Inc.
                . Thermo Electron
                  Corporation            Spectra-Physics, Inc.
                . Koninklijke Ahold
                  N.V.                   Peapod, Inc.
                . Bacou SA               Bacou USA, Inc.


                . Electronic Data
                  Systems Corporation    Unigraphics Solutions Inc.
                . J. George Mikelsons    Amtran, Inc.
                . Seneca Investments
                  LLC                    AGENCY.COM LTD.
                . Credits Suisse First
                  Boston (USA), Inc.     CSFB Direct
                . Vishay
                  Intertechnology, Inc.  Siliconix Incorporated
                . Chase Acquisition
                  Corporation            Chase Industries Inc.
                . Westfield America
                  Trust                  Westfield America, Inc.
                . BP Amoco p.l.c.        Vastar Resources, Inc.



   The table set forth below includes the average and median implied premiums in these selected transactions over the target company's stock price one-day, 30-days and 60-days prior to announcement of the transaction:



                        Premium One-  Premium 30-   Premium 60-
                        Day Prior to Days Prior to Days Prior to
                        Announcement Announcement  Announcement
                        ------------ ------------- -------------
                Average     41.5%        40.2%         34.9%
                Median.     34.0%        34.0%         23.5%



  Other Factors.



   In rendering its opinion, Credit Suisse First Boston also reviewed and considered other factors, including:



  . historical trading prices for Pure common stock, including the trading price ranges for Pure common stock for the period beginning May 26, 2000 and ending October 1, 2002; and



  . the relationship between movements in Pure common stock, movements in the S&P 500 index and movements in the common stock of other selected companies in the oil and gas exploration and production industry.

Opinion of Petrie Parkman & Co., Inc.





   On October 8, 2002, the Special Committee's financial advisor, Petrie Parkman, delivered to the Special Committee of the Board of Directors of Pure its oral opinion, subsequently confirmed by delivery of a written opinion dated October 8, 2002 that, as of that date and based upon and subject to the matters set forth in the opinion, the proposed exchange ratio was fair from a financial point of view to the holders of Pure common stock (other than Union Oil, its affiliates and the holders of the put rights).



   The full text of Petrie Parkman's opinion dated October 8, 2002, which contains a description of the assumptions made, procedures followed, matters considered and limits of the scope of review undertaken by Petrie Parkman in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The summary of the Petrie Parkman opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Pure shareholders are encouraged to, and should, read the Petrie Parkman opinion carefully in its entirety.



   Petrie Parkman's opinion was provided to the Special Committee for its use and benefit and addresses only the fairness from a financial point of view of the revised exchange offer to the holders of Pure common stock (other than Union Oil, its affiliates and the holders of the put rights). Petrie Parkman's opinion does not constitute a recommendation to any holder of Pure common stock as to whether such holder should tender shares pursuant to the revised exchange offer. Petrie Parkman's opinion dated October 8, 2002 and its presentation to the Special Committee on October 8, 2002 were among many factors taken into consideration by the Special Committee in making its determination to recommend that Pure stockholders accept the revised exchange offer and tender their Pure common shares pursuant to the revised exchange offer.



   In arriving at its opinion, Petrie Parkman, among other things:



      . reviewed certain publicly available business and financial information relating to Pure, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002;



      .   reviewed certain information prepared and provided by Pure, including
          (i) operating statements and unaudited financial statements for the year-to-date period ended July 31, 2002 and (ii) a projected balance sheet as of August 31, 2002;



      . reviewed certain publicly available business and financial information relating to Unocal, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002 and
          (iii) Unocal's 1999-2002 Quarterly Fact Book;



      .   reviewed certain estimates of Pure's oil and gas reserves, including
          (i) estimates of proved reserves, the majority of which were prepared by the independent engineering firms of Netherland Sewell & Associates, Inc. or Ryder Scott Company as of December 31, 2001, (ii) estimates of proved reserves prepared by Pure's management as of September 1, 2002, and (iii) estimates of non-proved reserves prepared by Pure's management as of September 1, 2002;



      . reviewed certain estimates of Unocal's proved oil and gas reserves prepared by Unocal as of December 31, 2001;



      . analyzed certain historical and projected financial and operating data of Pure prepared by the management and staff of Pure;



      . analyzed certain historical and projected financial and operating data of Unocal prepared by the management and staff of Unocal;

      . discussed the current operations and prospects of Pure and Unocal with the management and staff of Pure and Unocal, respectively;



      . reviewed the trading history of Pure common stock and the Unocal common stock;



      . compared recent stock market capitalization indicators for Pure and Unocal with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;



      . compared the financial terms of the revised exchange offer with the financial terms of other transactions that Petrie Parkman deemed to be relevant;



      . participated in certain discussions among representatives of the Special Committee, Pure and Unocal and their respective legal and other financial advisors;



      . reviewed the Registration Statement, as amended through October 3, 2002, including the Prospectus filed as part thereof, and the related letters of transmittal filed by Unocal with such Registration Statement;



      . participated in certain discussion among representatives of the Special Committee and its legal advisors concerning the terms of the revised exchange offer and the surrender of the put rights by the holders thereof; and



      . reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Petrie Parkman deemed necessary or appropriate.



   In connection with its opinion, Petrie Parkman assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of any information supplied or otherwise made available to it by Pure and Unocal. Petrie Parkman further relied upon the assurances of representatives of the management of Pure and Unocal that they were unaware of any facts that would make the information provided to it incomplete or misleading in any material respect.



   With respect to projected financial and operating data, Petrie Parkman assumed that the data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pure and Unocal relating to the future financial and operational performance of Pure and Unocal, respectively.



   With respect to the estimates of oil and gas reserves, Petrie Parkman assumed that the reserves were reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of Pure and Unocal (and their engineering consultants, as applicable) relating to the oil and gas properties of Pure and Unocal, respectively.



   Petrie Parkman did not make an independent evaluation or appraisal of the assets or liabilities of Pure or Unocal, nor, except for the estimates of oil and gas reserves referred to above, was Petrie Parkman furnished with any such evaluations or appraisals. In addition, Petrie Parkman did not assume any obligation to conduct, nor did Petrie Parkman conduct, any physical inspection of the properties or facilities of Pure or Unocal.



   Petrie Parkman was not asked to consider, and its opinion does not address, the price at which the Unocal common stock will trade following consummation of the revised exchange offer. Petrie Parkman's opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets existing and capable of evaluation on the date of its opinion and the condition and prospects, financial and otherwise, of Pure and Unocal as they were represented to Petrie Parkman as of the date of its opinion or as they were reflected in the materials and discussions described above.



   The following is a summary of the financial analyses performed by Petrie Parkman and presented to the Special Committee on October 8, 2002 in connection with the preparation of its opinion dated October 8, 2002.



   This summary includes information presented in tabular format. In order to fully understand these financial analyses, the tables must be read together with the text accompanying each summary. The tables alone do not constitute a complete description of these financial analyses. Considering the data set forth in the tables without considering the full narrative description of these analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of these financial analyses performed by Petrie Parkman.



   Historical Stock Trading Ratio Analysis. Petrie Parkman compared the proposed exchange ratio of 0.74 of a share of Unocal common stock for each outstanding share of Pure common stock (other than shares held by Union Oil and its affiliates) with the historical ratios of the closing prices of Pure common stock divided by corresponding closing prices of Unocal common stock for specified periods between May 26, 2000, the first full day of trading of Pure's common stock, to October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and calculated the following results:



                                                                          Historical Trading
                                                                                Ratio
                                                                           (Pure / Unocal)
                                                                          ------------------
Current Market (October 1, 2002).........................................       0.711
Day Prior to Announcement of Initial Offer (August 20, 2002).............       0.514

Average Trading Ratio:
30 Days Prior to Announcement of Initial Offer...........................       0.552
60 Days Prior to Announcement of Initial Offer...........................       0.557
90 Days Prior to Announcement of Initial Offer...........................       0.574
Since May 26, 2000.......................................................       0.553

Prior to Announcement of Initial Offer (May 26, 2000 to August 20, 2002):
Period High..............................................................       0.661
Period Average...........................................................       0.553
Period Low...............................................................       0.390



   Implied Premium Analysis. Petrie Parkman calculated the premiums implied by comparing the $23.72 per share of implied Pure common stock value offered by Unocal (based on the closing price of Unocal's common stock price as of October 1, 2002) to historical trading prices of Pure common stock for specified periods between May 26, 2000, the first full day of trading of Pure's common stock, to August 20, 2002, the last trading day prior to Unocal's initial exchange offer and calculated the following results:



                                                                                  Proposed
                                                                           Pure    Offer
                                                                          Market  Premium
Period                                                                    Price  (Discount)
------                                                                    ------ ----------
Implied Offer Price (October 1, 2002).................................... $23.72

Day Prior to Announcement of Initial Offer............................... $17.52    35.4%
30 days Prior to Announcement of Initial Offer........................... $18.12    30.9%
60 days Prior to Announcement of Initial Offer........................... $19.96    18.8%

Prior to Announcement of Initial Offer (May 26, 2000 to August 20, 2002):
Period High.............................................................. $25.30    (6.2)%
Period Mean.............................................................. $19.50    21.7%
Period Low............................................................... $13.88    71.0%



   Discounted Cash Flow Analysis. Petrie Parkman conducted a discounted cash flow analysis for the purpose of determining equity reference value ranges per share of Pure and Unocal common stock. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows of Pure's and Unocal's oil and gas reserve assets based on the proved and non-proved reserve estimates for Pure and proved reserve estimates for Unocal referred to above and for non-reserve assets utilizing information provided by Pure and Unocal.

   Petrie Parkman evaluated five scenarios in which the principal variables were oil and gas prices. The five pricing scenarios--Pricing Case I, Pricing Case II, Pricing Case III, Strip Pricing Case Escalated, and Strip Pricing Case Flat--were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub gas. The Strip Pricing Cases were based upon the average of oil and gas futures contract prices quoted on the New York Mercantile Exchange. Petrie Parkman applied appropriate quality and transportation adjustments to these benchmarks.



   Benchmark prices for Pricing Cases I, II and III were projected to be $18.00, $20.00 and $22.00 per barrel of oil and $3.00, $3.50 and $4.00 per million British thermal units for gas, respectively, and were blended with actual prices from September 1, 2002 through October 1, 2002 and then were escalated annually starting in 2003 at the rate of 3%. The Strip Pricing Case Escalated and Strip Pricing Case Flat for the fiscal year ended 2002 reflected actual prices from September 1, 2002 through October 1, 2002 blended with the current strip prices through the end of the year. The Strip Pricing Case Escalated was escalated annually following the year 2006 for oil and gas at the rate of 3%.



   Applying various after-tax discount rates, ranging from 8.0% to 20.0% depending on reserve category, to the after-tax cash flows, assuming a carry-over of existing tax positions, adjusting for other assets and liabilities, long-term debt, minority interest and net working capital for Pure and Unocal and, in the case of Unocal its trust preferred stock, Petrie Parkman calculated equity reference value ranges for each pricing case, which were then used to derive the implied exchange ratio ranges shown in the table below as compared to the proposed exchange ratio of 0.74:



                                                                   Strip Pricing
                                                      Pricing Case     Case      Strip Pricing
                       Pricing Case I Pricing Case II     III       (Escalated)   Case (Flat)
                       -------------- --------------- ------------ ------------- -------------
Implied Exchange Ratio  0.619-0.690     0.669-0.721   0.702-0.741   0.634-0.672   0.594-0.641



   Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived the implied exchange ratio ranges shown in the table below:



                                                                   Strip Pricing
                                                      Pricing Case     Case      Strip Pricing
                       Pricing Case I Pricing Case II     III       (Escalated)   Case (Flat)
                       -------------- --------------- ------------ ------------- -------------
Implied Exchange Ratio  0.368-0.464     0.516-0.636   0.665-0.809   0.537-0.653   0.461-0.552



   Property Transactions Analysis. Petrie Parkman reviewed selected publicly available information for 139 oil and gas property transactions and proprietary information for 8 oil and gas property acquisition transactions announced between January 1997 and September 2002 in the Permian, San Juan / Rockies, Gulf Coast and Gulf of Mexico regions of the United States for Pure and 208 oil and gas property transactions and proprietary information for 10 oil and gas property transactions announced between January 1997 and September 2002 in the Gulf of Mexico, lower 48 U. S. states, Alaska, Canada, Far East and Other International regions for Unocal. Based on a review of the purchase price multiples of proved reserves for the acquired assets in each transaction, Petrie Parkman determined benchmark ranges of purchase prices to Pure's and Unocal's corresponding proved reserve figures in order to yield enterprise reference value ranges for Pure's and Unocal's proved reserves. The number of transactions per region and the maximum, mean, median and minimum implied multiples for these transactions are set forth in the following tables together with certain benchmark multiples chosen by Petrie Parkman based on a review of these implied multiples.



   References to oil and gas "equivalents" are for purposes of comparing quantities of oil with quantities of gas or to express these different commodities in a common unit. The term "Mcf" means thousand cubic feet equivalent. The term "Bbl" means barrel. In calculating Mcf and Bbl equivalents, Petrie Parkman used a generally recognized standard in which one Bbl is equal to six Mcf.

   Petrie Parkman determined that the following property transactions were relevant to an evaluation of Pure:



                                                                  San Juan /                Gulf of
                                                        Permian    Rockies    Gulf Coast    Mexico
                                                      ----------- ----------- ----------- -----------
Number of Transactions...............................     16          49          51          31
Purchase Price of Reserves / Proved Reserves ($/Mcfe)
   Maximum...........................................    $1.69       $1.39       $1.63       $2.22
   Mean..............................................    $0.95       $0.77       $0.88       $1.20
   Median............................................    $0.82       $0.74       $0.81       $1.09
   Minimum...........................................    $0.52       $0.30       $0.20       $0.71
Benchmark Multiples ($/Mcfe)......................... $0.85-$0.95 $0.75-$0.85 $0.80-$0.90 $1.25-$1.50



   Petrie Parkman determined that the following property transactions were relevant to an evaluation of Unocal:



                                                        Gulf of    Lower 48
                                                        Mexico       U.S.       Alaska      Canada
                                                      ----------- ----------- ----------- -----------
Number of Transactions...............................     31          115          3          44
Purchase Price of Reserves / Proved Reserves ($/Mcfe)
   Maximum...........................................    $2.22       $1.69       $0.80       $2.18
   Mean..............................................    $1.20       $0.84       $0.67       $0.85
   Median............................................    $1.09       $0.79       $0.64       $0.84
   Minimum...........................................    $0.71       $0.20       $0.56       $0.16
Benchmark Multiples ($/Mcfe)......................... $1.25-$1.50 $0.90-$1.00 $0.65-$0.80 $0.85-$1.00



                                                                     Other
                                                       Far East  International
                                                      ---------- -------------
 Number of Transactions..............................     6           19
 Purchase Price of Reserves / Proved Reserves ($Mcfe)
    Maximum..........................................   $2.49        $1.63
    Mean.............................................   $0.68        $0.80
    Median...........................................   $0.55        $0.74
    Minimum..........................................   $0.11        $0.23
 Benchmark Multiples ($/Mcfe)........................ $0.65-0.80  $0.40-$0.65



   Petrie Parkman multiplied the benchmark multiples set forth above to Pure and Unocal's proved reserve figures and, after adjusting for other assets and liabilities, determined enterprise reference value ranges for Pure and Unocal. Petrie Parkman adjusted the enterprise reference value ranges for long-term debt, minority interest and net working capital for Pure and Unocal and, in the case of Unocal, its trust preferred stock, to calculate equity reference value ranges, which were then used to derive an implied exchange ratio range of 0.636 to 0.738 as compared to the proposed exchange ratio of 0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.587 to 0.713.



   Company Transaction Analysis. Petrie Parkman reviewed selected publicly available information on 22 company acquisition transactions and offers for control that Petrie Parkman deemed appropriate for Pure and 17 company acquisition transactions and offers for control that Petrie Parkman deemed appropriate for Unocal, involving companies in the oil and gas exploration and production industry that were announced between May 1998 and September 2002.



   Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of latest twelve months ("LTM"), current year's and next year's estimated discretionary cash flow, and total investment (which Petrie Parkman defined for the purposes of this analysis as purchase price of equity plus net obligations assumed) multiples of LTM, current year's and next year's estimated earnings before interest, taxes, depreciation, depletion and amortization and exploration expense ("EBITDX"), for the target company in each transaction. In each case, estimated discretionary cash flow and EBITDX were based on First Call consensus projections and research analyst projections. Petrie Parkman also calculated the implied purchase price of reserves, which Petrie Parkman defined for the purposes of this analysis as total investment less undeveloped acreage value and other assets at book value.



   Petrie Parkman determined that the following company acquisition transactions were relevant to an evaluation of Pure:



 Acquirer or Bidder for
     Control Target                      Target                  Date of Announcement
     --------------                      ------                  --------------------
Anadarko Petroleum
 Corporation               Howell Corp.                        September 30, 2002
EXCO Management            EXCO Resources                      August 7, 2002
Newfield Exploration
 Company                   EEX Corporation                     May 29, 2002
Canadian Natural Resources Rio Alto Exploration                May 13, 2002
PanCanadian Energy         Alberta Energy Company              January 27, 2002
Magnum Hunter              Prize Energy                        December 18, 2001
Burlington Resources       Canadian Hunter
                           Exploration                         October 9, 2001
Dominion Resources         Louis Dreyfus Natural Gas
                           Corp.                               September 10, 2001
Devon Energy Corporation   Anderson Exploration                September 4, 2001
Devon Energy Corporation   Mitchell Energy & Development Corp. August 14, 2001
Amerada Hess Corp.         Triton Energy Ltd.                  July 10, 2001
Hunt Oil Company           Chieftain International             June 19, 2001
Westport Resources         Belco Oil & Gas                     June 9, 2001
Conoco Inc.                Gulf Canada Resources Ltd.          May 29, 2001
Kerr-McGee Corp.           HS Resources                        May 14, 2001
The Williams Companies,    Barrett Resources
 Inc.                      Corporation                         May 7, 2001
Vintage Petroleum          Genesis Exploration Ltd             March 28, 2001
Anadarko Petroleum         Berkley Petroleum
 Corporation               Corporation                         February 12, 2001
Calpine Corporation        Encal Energy Ltd.                   February 8, 2001
Bellwether Exploration
 Company                   Bargo Energy Company                January 25, 2001
Ocean Energy Inc.          Texoil Inc.                         January 18, 2001
Alberta Energy Company     Ballard Petroleum                   January 18, 2001



   The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.



                                                          Implied Multiples in Selected Transactions
                                                          ------------------------------------------
                                                                                                      Benchmark
                                                          Maximum     Mean      Median    Minimum       Range
                                                          -------       -----   ------    -------    ------------
Purchase Price / LTM Discretionary Cash Flow.............  14.3x       5.1x      4.3x       1.0x       4.5 - 5.5x
Purchase Price / Current Year's Estimated Discretionary
  Cash Flow..............................................  10.4x       4.9x      4.2x       1.2x       4.0 - 4.5x
Purchase Price / Next Year's Estimated Discretionary Cash
  Flow...................................................   9.2x       5.1x      5.0x       1.2x       4.5 - 5.5x
Total Investment / LTM EBITDX............................  12.3x       5.9x      5.2x       3.3x       4.5 - 5.5x
Total Investment / Current Year's Estimated EBITDX.......  10.0x       5.7x      5.2x       3.5x       5.0 - 6.0x
Total Investment / Next Year's Estimated EBITDX..........   8.7x       5.7x      5.3x       3.9x       5.0 - 6.0x
Implied Purchase Price of Reserves / Proved
  Reserves ($/Mcfe)...................................... $ 2.11      $1.29     $1.24      $0.82     $1.15 - 1.40



   Petrie Parkman applied the benchmark multiples to Pure's estimated July 31, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX and proved reserves and adjusted for long-term debt, minority interest and net working capital, where appropriate, to determine enterprise reference value ranges for Pure.

   Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the offer. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums for these periods, were as follows:



                                    Implied Premiums in
                                   Selected Transactions
                                ---------------------------
                                                             Benchmark
                                Maximum Mean  Median Minimum  Ranges
                                ------- ----  ------ ------- ---------
         One Day Prior to Offer  53.1%  18.7%  14.1%  -26.7% 15% - 25%
         30 Days Prior to Offer  49.8%  27.3%  32.2%  -12.0% 30% - 40%
         60 Days Prior to Offer  81.7%  32.5%  27.6%   -4.5% 30% - 40%





   Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Pure for the periods of one day, 30 days and 60 days prior to August 21, 2002 and adjusted for long-term debt, minority interest and net working capital to determine enterprise reference value ranges for Pure.



   Petrie Parkman determined that the following company acquisition transactions were relevant to an evaluation of Unocal:



 Acquirer or Bidder for
         Control                    Target              Date of Announcement
         -------                    ------              --------------------
Canadian Natural Resources Rio Alto Exploration       May 13, 2002
Royal Dutch                Enterprise Oil Plc         April 2, 2002
PanCanadian Energy         Alberta Energy Company     January 27, 2002
Phillips Petroleum Co.     Conoco Inc.                November 18, 2001
Burlington Resources       Canadian Hunter
                           Exploration                October 9, 2001
Dominion Resources         Louis Dreyfus Natural Gas
                           Corp.                      September 10, 2001
Devon Energy Corporation   Anderson Exploration       September 4, 2001
Devon Energy Corporation   Mitchell Energy &
                           Development Corp.          August 14, 2001
Amerada Hess Corp.         Triton Energy Ltd.         July 10, 2001
Conoco Inc.                Gulf Canada Resources Ltd. May 29, 2001
The Williams Companies,    Barrett Resources
 Inc.                      Corporation                May 7, 2001
ENI SpA                    Lasmo plc                  December 21, 2000
Devon Energy Corporation   Santa Fe Snyder
                           Corporation                May 26, 2000
Anadarko Petroleum
 Corporation               Union Pacific Resources    April 3, 2000
BP Amoco                   Atlantic Richfield         April 1, 1999
Kerr-McGee Corp.           Oryx Energy                October 15, 1998
Atlantic Richfield         Union Texas Petroleum
                           Holdings                   May 5, 1998

   The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.



                                                          Implied Multiples in Selected
                                                                  Transactions
                                                          ----------------------------
                                                                                         Benchmark
                                                          Maximum  Mean  Median Minimum   Ranges
                                                          -------  ----- ------ ------- ------------
Purchase Price / LTM Discretionary Cash Flow.............  14.3x   6.4x  4.9x    3.4x    4.0 - 5.0x
Purchase Price / Current Year's Estimated Discretionary
  Cash Flow..............................................  10.4x   5.7x  4.7x    3.6x    4.5 - 5.5x
Purchase Price / Next Year's Estimated Discretionary Cash
  Flow...................................................  9.2x    6.0x  5.7x    3.9x    5.0 - 6.0x
Total Investment / LTM EBITDX............................  15.6x   6.8x  6.0x    3.3x    5.0 - 6.0x
Total Investment / Current Year's Estimated EBITDX.......  10.9x   6.0x  5.5x    3.6x    5.0 - 6.0x
Total Investment / Next Year's Estimated EBITDX..........  9.7x    6.4x  5.6x    4.3x    4.5 - 5.5x
Implied Purchase Price of Reserves /
  Proved Reserves ($/Mcfe)...............................  $1.65   $1.20 $1.18   $0.82  $1.25 - 1.50



   Petrie Parkman applied the benchmark multiples to Unocal's June 30, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX and proved reserves and adjusted for long-term debt, minority interest, trust preferred stock and net working capital, where appropriate, to determine enterprise reference value ranges for Unocal.



   Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the offer. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums, for these periods were as follows:



                                    Implied Premiums in
                                   Selected Transactions
                                ---------------------------
                                                             Benchmark
                                Maximum Mean  Median Minimum  Ranges
                                ------- ----  ------ ------- ---------
         One Day Prior to Offer  51.5%  25.4%  21.7%   -4.5% 15% - 25%
         30 Days Prior to Offer  76.0%  33.1%  36.8%  -11.4% 25% - 35%
         60 Days Prior to Offer  81.7%  36.6%  37.8%  -21.1% 25% - 35%



   Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Unocal for the periods of one day, 30 days and 60 days prior to October 1, 2002 and adjusted for long-term debt, minority interest, trust preferred stock and net working capital to determine enterprise reference value ranges for Unocal.



   After selecting composite enterprise reference value ranges for Pure and Unocal and then adjusting for the long-term debt, minority interest and net working capital of Pure and Unocal and, in the case of Unocal, its trust preferred stock, Petrie Parkman calculated equity reference value ranges for each of Pure and Unocal, which were then used to derive an implied exchange ratio range of 0.653 to 0.660 as compared to the proposed exchange ratio of
0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.674 to 0.792.



   Minority Close-out Analysis. Petrie Parkman analyzed the premiums paid in 194 precedent transactions since 1995 in which the acquiror already owned 50.1% or more of the outstanding stock of the company to be acquired at the time of the offer. In 31 of these precedent transactions, the acquiror owned between 50.1% and

79.9% of the acquired company's stock and offered 100% stock as consideration. Petrie Parkman analyzed the premiums paid in all 194 of the precedent transactions with specific emphasis on this subset of 31 precedent transactions to determine benchmark premium ranges based on the acquired company's closing price per common share one day, 30 days and 60 days prior to the announcement of the transaction. With respect to the financial information for the companies involved in these precedent transactions, Petrie Parkman relied on information available in public documents and reports published by Securities Data Corporation. The following table sets forth the results of these analyses as well as the implied premiums derived by Petrie Parkman for Pure based on the proposed exchange ratio and Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and Pure's stock price prior to August 21, 2002.





     Stock Offers - Acquiror's Ownership at Time of Offer of 50.1% - 79.9%
   ----------------------------------------------------------------------------------------
                                                  Implied Premiums in Selected Transactions
                                                  ----------------------------------------
                                                  Maximum     Mean     Median    Minimum
                                                  -------     ----     ------    -------
   One Day Prior to Announcement of Initial Offer    76%      20%        15%       -16%
   30 Days Prior to Announcement of Initial Offer   115%      28%        17%       -18%
   60 Days Prior to Announcement of Initial Offer   183%      36%        23%       -23%

     Stock Offers - Acquiror's Ownership at Time of Offer of 80.0% - 99.9%
   ----------------------------------------------------------------------------------------
                                                  Implied Premiums in Selected Transactions
                                                  ----------------------------------------
                                                  Maximum     Mean     Median    Minimum
                                                  -------     ----     ------    -------


        One Day Prior to Announcement of Initial Offer 33%  4%  1% -19%
        30 Days Prior to Announcement of Initial Offer 71% -3% -9% -53%
        60 Days Prior to Announcement of Initial Offer 38% -3%  1% -64%



             Cash Offers - Acquiror's Ownership at Time of Offer of 50.1% - 79.9%
-----------------------------------------------------------------------------------------------------
                                                            Implied Premiums in Selected Transactions
                                                            -----------------------------------------
                                                             Maximum      Mean      Median      Minimum
                                                             --------    -------    -------     -------
One Day Prior to Announcement of Initial Offer.............   140%         35%        26%        -11%
30 Days Prior to Announcement of Initial Offer.............   181%         41%        32%         -8%
60 Days Prior to Announcement of Initial Offer.............   182%         38%        31%        -14%

             Cash Offers - Acquiror's Ownership at Time of Offer of 80.0% - 99.9%
-----------------------------------------------------------------------------------------------------
                                                            Implied Premiums in Selected Transactions
                                                            -----------------------------------------
                                                             Maximum      Mean      Median      Minimum
                                                             --------    -------    -------     -------
One Day Prior to Announcement of Initial Offer.............   140%         29%        23%        -16%
30 Days Prior to Announcement of Initial Offer.............   120%         39%        40%        -22%
60 Days Prior to Announcement of Initial Offer.............   108%         32%        29%        -15%

     All Offers (Cash and Stock) - Acquiror's Ownership at Time of Offer of 50.1% - 99.9%
-----------------------------------------------------------------------------------------------------
                                                            Implied Premiums in Selected Transactions
                                                            -----------------------------------------
                                                             Maximum      Mean      Median      Minimum
                                                             --------    -------    -------     -------
One Day Prior to Announcement of Initial Offer.............    140%        29%          22%       -19%
30 Days Prior to Announcement of Initial Offer.............    181%        35%          29%       -53%
60 Days Prior to Announcement of Initial Offer.............    183%        34%         27%        -64%

                                                             One Day     30 Days    60 Days
                                                              Prior       Prior      Prior
                                                             --------    -------    -------
Benchmark Ranges........................................... 15% - 25%    20%-30%    25 - 35%
Implied Premiums using Proposed Exchange Ratio and Unocal's
 October 1 Price...........................................    35%         31%        19%





   Capital Market Comparison. Using publicly available information, Petrie Parkman calculated market capitalization multiples of LTM, 2002 and 2003 estimated discretionary cash flow for seven publicly traded companies for Pure and eight publicly traded companies for Unocal. Petrie Parkman also calculated enterprise value multiples of LTM operating cash flow, LTM, 2002 and 2003 estimated EBITDX, proved reserves, and standardized measure of future net cash flows ("SEC Value") for both companies. In each case, estimated discretionary cash flow and EBITDX were based on First Call consensus projections and research analyst projections. Petrie Parkman defined market value for purposes of this analysis as the market value of common equity as of October 1, 2002. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock (or, if not publicly traded, liquidation or book value) and the book value of its minority interest in other companies and subtracting net working capital.





   Petrie Parkman determined that the following companies were relevant to an evaluation of Pure based on Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of Pure:



             . Cabot Oil & Gas Corp.    . Tom Brown, Inc.
             . Chesapeake Energy
             Corporation                . Westport Resources, Inc.
             . Forest Oil Corporation   . XTO Energy, Inc.
             . Pogo Producing Company



   The maximum, mean, median and minimum multiples for the seven companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.






                                                 Comparable Company Multiples
                                                 ----------------------------
                                                                               Benchmark
Measure                                          Maximum Mean  Median Minimum   Ranges
-------                                          ------- ----- ------ ------- ------------
Market Value / LTM Discretionary Cash Flow......  6.4x   5.0x  5.2x    3.2x    4.5 - 5.5x
Market Value / 2002 Estimated Discretionary Cash
  Flow..........................................  7.1x   5.1x  4.8x    3.3x    4.5 - 5.5x
Market Value / 2003 Estimated Discretionary Cash
  Flow..........................................  5.3x   4.3x  4.3x    3.6x    4.0 - 4.5x
Enterprise Value / LTM Operating Cash Flow......  6.6x   5.8x  5.9x    4.9x    5.5 - 6.0x
Enterprise Value / LTM EBITDX...................  7.4x   6.4x  6.5x    5.7x    6.0 - 6.5x
Enterprise Value / 2002 Estimated EBITDX........  7.9x   6.4x  6.4x    5.4x    5.5 - 6.5x
Enterprise Value / 2003 Estimated EBITDX........  6.3x   5.4x  5.2x    4.7x    5.0 - 5.5x
Enterprise Value / Proved Reserves ($/Mcfe).....  $1.79  $1.39 $1.40   $0.97  $1.25 - 1.40
Enterprise Value / SEC Value....................  2.4x   1.9x  1.8x    1.5x    1.6 - 1.9x



   Petrie Parkman applied the benchmark multiples to Pure's June 30, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, proved reserves and SEC Value and adjusted for long-term debt, minority interest and net working capital, where appropriate, to determine enterprise reference value ranges for Pure.



   Petrie Parkman determined that the following companies were relevant to an evaluation of Unocal based upon Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of
Unocal:



             . Anadarko Petroleum
             Corporation                . Encana Corporation
             . Apache Corp.             . EOG Resources, Inc.
             . Burlington Resources,
             Inc.                       . Ocean Energy, Inc.
             . Devon Energy
             Corporation.               . Talisman Energy

   The maximum, mean, median and minimum multiples for the eight companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.



                                                 Comparable Company Multiples
                                                 ----------------------------
                                                                               Benchmark
Measure                                          Maximum Mean  Median Minimum   Ranges
-------                                          ------- ----- ------ ------- ------------
Market Value / LTM Discretionary Cash Flow......   7.9x   5.7x  5.9x    3.7x    5.0 - 6.0x
Market Value / 2002 Estimated Discretionary Cash
  Flow..........................................   6.4x   5.5x  5.9x    3.5x    5.0 - 6.0x
Market Value / 2003 Estimated Discretionary Cash
  Flow..........................................   5.4x   4.8x  5.2x    3.4x    4.0 - 5.0x
Enterprise Value / LTM EBITDX...................   8.6x   6.6x  6.7x    4.3x    6.0 - 6.5x
Enterprise Value / 2002 Estimated EBITDX........   7.3x   6.3x  6.6x    3.5x    6.0 - 6.5x
Enterprise Value / 2003 Estimated EBITDX........   6.6x   5.5x  5.7x    2.9x    5.0 - 6.0x
Enterprise Value / Proved Reserves ($/Mcfe).....  $1.74  $1.36 $1.36   $1.00  $1.10 - 1.30
Enterprise Value / SEC Value....................   2.8x   2.2x  2.1x    1.8x    1.9 - 2.1x



   Petrie Parkman applied the benchmark multiples to Unocal's June 30, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, proved reserves and SEC Value and adjusted for long-term debt, minority interest, trust preferred stock and net working capital, where appropriate, to determine enterprise reference value ranges for Pure.



   After selecting composite enterprise reference value ranges for Pure and Unocal and then adjusting for the long-term debt, minority interest and net working capital of Pure and Unocal and, in the case of Unocal, its trust preferred stock, Petrie Parkman calculated equity reference value ranges for each of Pure and Unocal to derive an implied exchange ratio reference range of
0.651 to 0.701 as compared to the proposed exchange ratio of 0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.672 to 0.790.



   Going Concern Analysis. Petrie Parkman projected the potential financial performance of Pure and Unocal, without giving effect to the proposed merger, for the five year period beginning on January 1, 2002 using Pricing Cases I, II, III and the Strip Pricing Escalated Case referred to in the subsection entitled "Discounted Cash Flow Analysis" above. Petrie Parkman prepared these projections using financial, operating and reserve projections prepared and/or provided by Pure's and Unocal's management and staff and certain assumptions based upon discussions with the managements of Pure and Unocal regarding Pure's and Unocal's potential future operating and financial performance, respectively.



   For Pure, Petrie Parkman analyzed two cases of operating projections, a Base Case and an Upside Case, in which the principal variable was the finding and development cost related to reinvestment of excess cash flow into additional exploration opportunities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2006 discretionary cash flow and applied after-tax discount rates of 12.5% to 15.0% to the terminal equity values.





   For Unocal, Petrie Parkman analyzed two cases of operating projections, a Base Case and an Upside Case, in which the principal variables were assumptions regarding the finding and development cost related to projected reserve additions and related production and levels of capital spending on exploration activities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2006 discretionary cash flow and applied after-tax discount rates of 11.0% to 13.0% to the terminal equity values.



   From the equity reference values implied by this analysis, Petrie Parkman determined composite equity reference value ranges per fully-diluted share of Pure and Unocal to derive implied exchange ratio reference ranges of 0.635 to 0.645 and 0.655 to 0.657 for the Base and Upside Cases, respectively, as compared to the proposed exchange ratio of 0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived implied exchange ratio ranges of 0.624 to 0.764 and 0.718 to 0.858 for the Base and Upside Cases, respectively.



   Contribution Analysis. Petrie Parkman analyzed certain historical and projected operational and financial effects of the revised exchange offer. Petrie Parkman calculated relative contributions to the combined company of reserves, production, 2002 and 2003 estimated EBITDX, 2002 and 2003 estimated discretionary cash flow, and 2002 and 2003 estimated net income by the shareholders of Pure (other than Union Oil and its affiliates) and Unocal (giving effect to its approximately 65% ownership interest in Pure). Estimated discretionary cash flow and net income were based on First Call consensus projections and estimated EBITDX was based upon research analyst projections. Based on the proposed exchange ratio, Pure shareholders (other than Union Oil and its affiliates) would own approximately 5.8% of the Unocal common shares that would be outstanding after a successful exchange offer and merger of Pure with Unocal. The following table sets forth the contribution the Pure shareholders (other than Union Oil and its affiliates) would be expected to make to the operational and financial results of the combined entity.



                                               Pure Shareholders
                                               (other than Union
                                            Oil and its affiliates)
             Measure                             Contribution
             -------                        -----------------------
             Proved Reserves as of 12/31/01           5.9%
             2001 Production...............           4.9%
             2002E EBITDX..................           4.4%
             2003E EBITDX..................           4.6%

             2002E Discretionary Cash Flow.           5.8%
             2003E Discretionary Cash Flow.           6.5%
             2002E Net Income..............           1.4%
             2003E Net Income..............           3.4%



   Pro Forma Analysis. Petrie Parkman analyzed the pro forma financial effects of the revised exchange offer as of June 30, 2002 and for the fiscal years ended 2002 and 2003 using First Call and research analyst projections for Pure and Unocal. For purposes of its analysis, Petrie Parkman used the proposed exchange ratio and assumed $30 million of pre-tax synergies in 2002 and 2003. This analysis used balance sheets for Pure and Unocal as of June 30, 2002, and a Unocal stock price of $32.05 as of October 1, 2002. This analysis indicated that the merger could be neutral to dilutive to Unocal's 2002 and 2003 estimated earnings per share and discretionary cash flow per share. This analysis also indicated that the merger would result in lower debt plus preferred stock to book capitalization and total market capitalization than for Unocal on a stand-alone basis.



   The description set forth above constitutes a summary of the analyses employed and factors considered by Petrie Parkman in rendering its opinion to the Pure Special Committee. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.



   In arriving at its opinion, Petrie Parkman did not attribute any particular weight to any analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis. Any estimates resulting from the analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth in this document.

   In addition, analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by these analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because the estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties and Petrie Parkman, Petrie Parkman cannot assure that the estimates will prove to be accurate.



   No company used in the analyses of other publicly traded companies nor any transaction used in the analyses of comparable transactions is identical to Pure, Unocal or the revised exchange offer. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading values and acquisition values of the companies considered.



   Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and evaluations for corporate and other purposes. The Special Committee selected Petrie Parkman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the revised exchange offer.





Selected Unocal Projected Financial Information



   In the course of discussions between representatives of the Special Committee and Unocal, Unocal provided the Special Committee's representatives with certain financial information and projections with respect to Unocal prepared by Unocal's management which included the following:



                  Summary                     2002    2003    2004    2005    2006
                  -------                    ------- ------- ------- ------- -------
Total Capital, dollars in millions.......... 1,734.5 2,002.5 2,064.7 2,194.6 2,536.3
Book DD&A, dollars in millions.............. 1,138.1 1,197.0 1,330.4 1,543.8 1,671.0
Production Expense, dollars in millions.....   702.1   712.6   756.0   819.7   850.0
Oil Production, in millions of barrels......    60.2    62.7    70.7    80.9    88.0
Gas Production, in billion cubic feet.......   699.0   699.1   752.0   800.6   829.9
Other Operating Expense, dollars in millions   478.0   438.1   440.3   444.3   457.3



   On October 4, 2002, Mr. Miller contacted the Special Committee's financial advisors to indicate that Unocal is currently finalizing its business plan for 2003-2004. Mr. Miller further indicated that for this plan, Unocal is targeting capital expenditures for all of Unocal's business operations of no more than $1.7 billion annually for each year from 2003-2004. In addition, Mr. Miller indicated that Unocal does not expect that capital expenditures will exceed the $1.7 billion target in 2005-2006. In providing the updated capital expenditure projection, Unocal noted that the level of capital expenditures in a given year may be higher or lower than the target of $1.7 billion depending on actual production, crude oil and natural gas commodity prices, investment priorities and preferences, major acquisitions, asset divestments, and performance relative to expectations of specific projects.



   Unocal has also informed the Special Committee's advisors that the line items set forth above, other than Oil Production and Gas Production, represent amounts for all of Unocal's business operations and not just its oil and gas exploration and production businesses.



   The operating projections provided by Unocal did not include, among other things, projections of future cash flows for Unocal or its exploration and production businesses, income taxes, balance sheet data or other commonly used metrics employed in performing financial analyses. Furthermore, Unocal did not provide the Special Committee's financial advisors with the detailed assumptions underlying the operating projections that were provided by Unocal. For example, the Special Committee's financial advisors were not provided with commodity price assumptions, commodity quality, cost recovery or other pertinent contract information and cannot be certain how margins would be affected by changes in commodity prices. As mentioned previously, the Special Committee's financial advisors requested additional due diligence information from Unocal and were denied.

   Unocal advised representatives of the Special Committee that (i) it does not, as a matter of course, make public forecasts with respect to the foregoing financial information and (ii) the foregoing projections were based on estimates and assumptions that are inherently subject to significant financial, economic, operational and competitive uncertainties, all of which are difficult to predict and many of which are beyond Unocal's control. Accordingly, there can be no assurance that the projected financial information can or will be realized in the amounts or at the times indicated by such projections or that actual results will not be materially higher or lower than those projected. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The inclusion of the foregoing projections should not be regarded as an indication that Unocal, the Special Committee or any of their respective advisors considers such information as an accurate prediction of future events. Neither Unocal, the Special Committee nor their respective financial advisors has undertaken any obligation to update, revise or correct such projections if they become inaccurate (even in the short term).



   For discussion of certain of the important factors that Unocal has indicated could cause Unocal's actual results to differ materially from the foregoing projections, see the discussion at pages 59-61 of Unocal's Form 10-K/A, Amendment Number 2, for the year ended December 31, 2001, filed with the SEC on September 23, 2002.




  Intent to Tender


   To the best knowledge of Pure after reasonable inquiry, the executive officers, directors and affiliates of Pure intend to tender in the revised exchange offer shares of Pure common stock that are held of record or beneficially owned by them. As discussed in "Past Contacts, Transactions, Negotiations and Agreements--Interests of Certain Persons in the Revised Exchange Offer and the Merger--Agreement to Tender" beginning on page 14, certain members of Pure's senior management entered into an agreement with Unocal on October 9, 2002, a copy of which has been filed as Exhibit (e)(30) to this Statement, pursuant to which they agreed to tender all their outstanding shares into the revised exchange offer and, subject to certain limited exceptions, to relinquish, without payment of additional consideration, the put rights that cover a total of 2,796,959 currently outstanding shares and options to acquire an additional 4,100,584 Pure shares. In reaching its decision, the Special Committee did not consider any existing contractual rights in favor of Pure's stockholders, including, without limitation, the put rights of Pure's senior management under their employment or severance agreements.


ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Special Committee

   Mr. Herbert C. Williamson, III and Mr. Keith A. Covington, directors of Pure, are each being paid a fee of $100,000 for serving as members of the Special Committee.



  Credit Suisse First Boston Corporation


   Credit Suisse First Boston is acting as the Special Committee's financial advisor in connection with the exchange offer. Pursuant to the terms of Credit Suisse First Boston's engagement, Pure agreed to pay Credit Suisse First Boston an aggregate fee equal to $1,750,000 upon delivery of its September 17, 2002 opinion. In addition, Pure has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses incurred in connection with its services, including the reasonable fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and will indemnify Credit Suisse First Boston against certain liabilities, including liabilities arising under the federal securities laws. Credit Suisse First Boston and its affiliates have in the past provided financial and investment banking services to Pure and Unocal and currently are providing financial services to Unocal, unrelated to the exchange offer, for which services Credit Suisse First

Boston has received, and expects to receive, compensation. Mr. Herbert C. Williamson, III was an employee of Credit Suisse First Boston from 1995 through April 1998. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of Pure, Unocal and their affiliates for its own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.


  Petrie Parkman & Co., Inc.


   Petrie Parkman is acting as the Special Committee's financial advisor in connection with the exchange offer. Pursuant to the terms of Petrie Parkman's engagement, Petrie Parkman became entitled to receive (i) $150,000 upon execution of the engagement letter and (ii) $1,050,000 when Petrie Parkman delivered its September 17, 2002 opinion. In addition, Pure has agreed to reimburse Petrie Parkman for its reasonable out-of-pocket expenses incurred in connection with its services, including the reasonable fees and expenses of its legal counsel, and will indemnify Petrie Parkman against certain liabilities, including liabilities arising under the federal securities laws. Petrie Parkman has in the past provided financial advisory services to Pure and Unocal, for which services Petrie Parkman has received customary fees. In the ordinary course of its business, Petrie Parkman and its affiliates may actively trade or hold the securities of Pure or Unocal for its own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.


ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.


   To the knowledge of Pure, only Mr. Covington, Mr. Laughbaum, Mr. Maxwell and Mr. Herbert C. Williamson, III have effected transactions in the shares of Pure common stock during the past 60 days. Mr. Covington received 603 shares, Mr. Laughbaum deferred 534 shares, Mr. Maxwell deferred 1,005 shares and Mr. Herbert C. Williamson, III received 844 shares. All of these transactions took place on August 16, 2002, and were effected in accordance with Pure's compensation plans for directors. The closing price of Pure's common stock on the New York Stock Exchange on August 16, 2002 was $17.58 per share.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


   Except as set forth in this Statement, Pure is not currently undertaking or engaged in any negotiation in response to the revised exchange offer that relates to:



  . a tender offer for or other acquisition of Pure securities by or of Pure, its subsidiaries or any other person;



  . an extraordinary transaction, such as a merger or reorganization, involving Pure or any of its subsidiaries;



  . a purchase, sale or transfer of a material amount of assets of Pure or any of its subsidiaries; or


  . any material change in the indebtedness, present capitalization or dividend policy of Pure.


   Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the revised exchange offer, that relate to or would result in one or more of the events referred to in the preceding paragraph.


   Pure has received notification that TRC Capital commenced an unsolicited mini-tender offer to purchase up to 1,000,000 shares of common stock of Pure at a price of $22.25 per share. Pure is not associated with TRC Capital and to the knowledge of Pure's management, Unocal is not associated with TRC Capital. The mini-tender offer by TRC Capital is entirely separate from the exchange offer commenced by Unocal. Pure has recommended that its stockholders reject the unsolicited mini-tender.

ITEM 8.  ADDITIONAL INFORMATION.

  Certain Legal Matters and Regulatory Approvals


   Except for the SEC's declaring Unocal's Registration Statement effective, Pure is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Unocal's acquisition or ownership of the common stock of Pure. Unocal has stated in "Certain Legal Matters and Regulatory Approvals" beginning on page 47 of its Prospectus that it intends to make all required filings under the Securities Act of 1933, as amended, and the Exchange Act.


  State Anti-Takeover Statutes


   A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. Unocal has stated, in "Certain Legal Matters and Regulatory Approvals" beginning on page 47 of its Prospectus, that it has not attempted to comply with state takeover statutes in connection with the revised exchange offer. In the event that it is asserted that one or more state takeover statutes apply to the revised exchange offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the revised exchange offer, as applicable, Unocal may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Prospectus, Unocal might be unable to accept for payment or purchase shares of Pure common stock tendered pursuant to the revised exchange offer, or be delayed in continuing or consummating the revised exchange offer. In such case, according to the Prospectus, Unocal may not be obligated to exchange any shares of Pure common stock tendered in the revised exchange offer.


   As permitted under the Delaware General Corporation Law, Pure has in its certificate of incorporation exempted itself from the applicability of Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the "business combination" is approved by the board of directors of such corporation prior to such time.

  Merger


   Under Section 253 of the Delaware General Corporation Law, if Union Oil acquires, pursuant to the revised exchange offer or otherwise, at least 90% of the outstanding shares of Pure's common stock, Unocal will be able to effect a short-form merger of Pure with and into a subsidiary of Unocal without a vote of Pure's stockholders. Information on the short-form merger can be found in "Purpose of the Offer and Merger; The Merger; Appraisal Rights" beginning on page 41 of Unocal's Prospectus.


   According to the Prospectus, the minimum tender condition of at least 90% of the outstanding shares of Pure's common stock is a waivable condition. If Union Oil does not acquire at least 90% of the shares of Pure common stock, under
Section 251 of the Delaware General Corporation Law, a vote of the stockholders of Pure would be required to adopt and approve a merger agreement, if any, with a subsidiary of Unocal. In that event, Pure would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Pure would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

  Appraisal Rights


   Under the Delaware General Corporation Law, Pure's stockholders do not have appraisal rights in connection with the revised exchange offer. If, notwithstanding the Special Committee's recommendation against the revised exchange offer, the revised exchange offer is successfully completed and Unocal meets the minimum tender condition and subsequently effects a short-term merger of Pure with and into a subsidiary of Unocal, stockholders who (a) do not tender their shares of common stock in the revised exchange offer and hold shares of common stock at the effective time of the merger, (b) do not wish to accept the consideration provided for in the merger, and (c) comply with the procedures provided for in
Section 262 of the Delaware General Corporation Law will be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the "fair value" of those shares of common stock as determined by the court. The following summarizes the relevant provisions of
Section 262 regarding appraisal rights that will be applicable if the merger is consummated. This discussion is qualified in its entirety by reference to
Section 262, a copy of which is attached as an exhibit hereto and incorporated herein by reference. IF YOU FAIL TO TAKE ANY ACTION REQUIRED BY SECTION 262, YOUR RIGHTS TO AN APPRAISAL IN CONNECTION WITH THE MERGER WILL BE WAIVED OR TERMINATED.


   Within 10 days after the effective time of the merger, Pure will send to each holder of common stock notice of the effective time and the availability of appraisal rights. To exercise appraisal rights, the record holder of the shares of common stock must, within 20 days after the date Pure mails the notice of the merger, deliver a written demand for appraisal to Pure. This demand must reasonably inform Pure of the identity of the holder of record and that the stockholder demands appraisal of his shares of common stock. Such a demand may be delivered to Corporate Secretary, 500 West Illinois, Midland, Texas 79701.

   Only a record holder of shares of common stock is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder's name appears on the holder's stock certificates.

  . If shares of Pure's common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

  . If shares of Pure's common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

  . An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

  . A holder of record, such as a broker, who holds Pure's common stock as nominee for a beneficial owner, may exercise a holder's right of appraisal with respect to Pure's common stock held for all or less than all of those beneficial owners' interest. In that case, the written demand should set forth the number of shares of Pure's common stock covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of Pure's common stock standing in the name of the record holder. Pure stockholders who hold their shares in brokerage accounts or through any nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights with respect to their shares of Pure common stock.

   Within 120 days after the effective time of the merger, Pure or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of common stock. Pure will have no obligation to file such a petition. Stockholders seeking appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Section 262.

   Within 120 days after the effective time of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from Pure a statement of the total number of shares of common stock with respect to which demands for appraisal have been received and the total number of holders of such common shares. Pure will be required to mail these statements within 10 days after it receives a written request.

   If a petition for appraisal is timely filed, at the hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the shares of common stock owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the shares of common stock to the stockholders entitled to appraisal.

   The value determined by the court for the shares of common stock could be more than, less than or the same as the consideration paid in the merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder's expense incurred in connection with an appraisal proceeding, including reasonable attorneys' fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all shares of common stock entitled to appraisal.


   Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the effective time of the merger, be entitled to vote the shares of common stock subject to the demand for any purpose. The shares of common stock subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time. The tax consequences to a Pure stockholder who receives cash for his shares of Pure common stock pursuant to the exercise of appraisal rights is described in "Material U.S. Federal Income Tax Consequences," beginning on page 37 of the Prospectus.



   Holders of shares of common stock will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A stockholder will also lose the right to an appraisal by delivering to Pure a written withdrawal of the stockholder's demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective time of the merger requires Pure's written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of shares of Unocal common stock and cash in lieu of a fraction of a share of Unocal common stock, delivered to such stockholder will be based on the same exchange ratio utilized in the revised exchange offer and merger, regardless of the market price of Unocal's shares at the time of delivery.


   If an appraisal proceeding is timely perfected, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

  Litigation




   On or about August 21, 2002, individual stockholders of Pure filed complaints in the Delaware Court of Chancery purporting to commence class action lawsuits against Unocal, Union Oil, Pure and each of the individual directors of Pure. The complaints were styled as Crescente v. Pure Resources, Inc., et al (C.A. No. 19854), Brown v. Pure Resources, Inc., et al (C.A. No. 19855), Summit Trading Group, LLC v. Hightower, et al (C.A. No. 19856), Metera
v. Pure Resources, Inc, et al (C.A. No. 19857) and Bistritzky v. Hightower, et al (C.A. No. 19859). On or about August 30, 2002, a separate action was filed in California Superior Court for the County of Los Angeles, Central District styled as Holland v. Pure Resources, Inc., et al (BC 280478). In general, the complaints allege, among other things: (1) breaches of fiduciary duty by Unocal, Pure and the members of Pure's board in connection with the offer and the subsequent merger; (2) that the consideration Unocal is offering is inadequate; and (3) that Unocal is acting to further its own interests at the expense of the holders of Pure's common stock. Among other remedies, the complaints seek to enjoin the offer and subsequent merger or, alternatively, damages in an unspecified amount and rescission in the event the merger occurs. On September 3, 2002 a separate purported class action was filed in the Delaware Court of Chancery styled as Cardinal Capital Management, LLC v. Amerman, et al (C.A. No. 19876) against the same defendants as in the other actions, as well as the directors of Unocal. This complaint alleges that the Unocal offer is inadequate, coercive and otherwise contrary to law. On September 5, 2002, plaintiff in the Cardinal Capital case requested and was granted a hearing on its motion for a preliminary injunction against the Unocal offer, and expedited discovery in connection therewith. The Court held a hearing on the Cardinal Capital motion on September 27, 2002. On October 1, 2002, the Delaware Chancery Court issued its opinion on the plaintiff's motion for a preliminary injunction. On October 3, 2002, the Court issued a preliminary injunction order preventing Unocal and Union Oil from completing the revised exchange offer and subsequent merger. The injunction relates to the structure of the minimum condition in the offer and to certain disclosure matters. As a result of disclosures contained in the Prospectus and in this Statement, the requirements contained in the injunction have been fulfilled and accordingly the injunction does not prevent Union Oil from completing the exchange offer. On October 10, 2002, the Delaware Supreme Court refused the plaintiff's petition for an appeal of the October 1, 2002 decision of the Delaware Chancery Court.

ITEM 9.  EXHIBITS.




  Exhibit No.                                            Description
  -----------                                            -----------

Exhibit (a)(1)  Letter dated October 15, 2002 to holders of common stock of Pure Resources, Inc. (included in the mailing to holders of common stock of Pure Resources, Inc.).*
Exhibit (a)(2)  Press release dated September 18, 2002.+
Exhibit (a)(3)  Press Release dated October 9, 2002.++
Exhibit (a)(4)  Certificate of Incorporation of Pure Resources, Inc. (incorporated by reference to Exhibit 3.1 to Pure's Registration Statement on Form S-4 Registration No. 333-34970).
Exhibit (a)(5)  Certificate of Amendment to Certificate of Incorporation of Pure Resources, Inc.
                (incorporated by reference to Exhibit 3.2 to Pure's Registration Statement on Form S-4,
                Registration No. 333-34970).
Exhibit (a)(6)  Bylaws of Pure Resources, Inc. (incorporated by reference to Exhibit 3.3 to Pure's
                Registration Statement on Form S-4, Registration No. 333-34970).
Exhibit (a)(7)  Press Release dated August 21, 2002 (incorporated by reference to Exhibit 99.11 to Pure's
                Form 8-K filed September 13, 2002).
Exhibit (a)(8)  Press Release dated August 26, 2002 (incorporated by reference to Exhibit 99.12 to Pure's
                Form 8-K filed September 13, 2002).
Exhibit (a)(9)  Prospectus dated October 11, 2002 (incorporated by reference to the Registration Statement on Form S-4, filed by Unocal on October 11, 2002).
Exhibit (a)(10) Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 4 to the
                Registration Statement on Form S-4, filed by Unocal on October 11, 2002).

Exhibit (a)(11) Form of Letter from Unocal to Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the
                Registration Statement on Form S-4, filed by Unocal on October 11, 2002).

Exhibit (a)(12) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees to Clients (incorporated by reference to Exhibit 99.3 to Amendment No. 4 to the
                Registration Statement on Form S-4, filed by Unocal on October 11, 2002).
Exhibit (a)(13) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                W-9 (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4,
                filed by Unocal on September 4, 2002).
Exhibit (a)(14) Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex
                C to Amendment No. 4 to the Registration Statement on Form S-4, filed by Unocal on
                October 11, 2002).
Exhibit (a)(15) Complaint titled Mary Crescente v. Pure Resources, Inc., Jack D. Hightower, George G.
                Staley, Herbert C. Williamson, III, Timothy H. Ling, Darrell D. Chessum, Keith A.
                Covington, Graydon H. Laughbaum, H D Maxwell and Unocal Corporation, filed on
                August 21, 2002 in the Chancery Court of the State of Delaware in and for New Castle
                County (incorporated by reference to Exhibit 99.1 to Pure's Form 8-K filed on September 13,
                2002).
Exhibit (a)(16) Complaint titled Carl Brown v. Pure Resources, Inc., Unocal Corporation, Union Oil
                Company of California, Jack D. Hightower, George G. Staley, Darrell D. Chessum, Keith A.
                Covington, Graydon H. Laughbaum, Jr., Timothy H. Ling, H D Maxwell, and Herbert C.
                Williamson, filed on August 21, 2002 in the Chancery Court of the State of Delaware in and
                for New Castle County (incorporated by reference to Exhibit 99.2 to Pure's Form 8-K filed on September 13, 2002).

  Exhibit No.                                           Description
  -----------                                           -----------
Exhibit (a)(17) Complaint titled Summit Trading Group, LLC v. Jack D. Hightower, George G. Staley,
                Herbert C. Williamson III, Timothy H. Ling, Darrell D. Chessum, Keith A. Covington,
                Graydon H. Laughbaum, H D Maxwell, Unocal Corporation, Union Oil Company of
                California and Pure Resources, Inc., filed on August 21, 2002 in the Chancery Court of the
                State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.3 to
                Pure's Form 8-K filed September 13, 2002).
Exhibit (a)(18) Complaint titled John Metera v. Pure Resources, Inc., Union Oil Company of California, Jack
                D. Hightower, George G. Staley, Darrell D. Chessum, Keith A. Covington, Graydon H.
                Laughbaum, Jr., Timothy H. Ling, H D Maxwell, and Herbert C. Williamson, III, filed on
                August 21, 2002 in the Chancery Court of the State of Delaware in and for New Castle
                County (incorporated by reference to Exhibit 99.4 to Pure's Form 8-K filed September 13,
                2002).
Exhibit (a)(19) Complaint titled Schlomo Bistritzky v. Jack D. Hightower, George G. Staley, Darrell D.
                Chessum, Keith A. Covington, Graydon H. Laughbaum, Jr., Timothy H. Ling, H D Maxwell,
                Herbert C. Williamson, III, Pure Resources, Inc. and Unocal Corporation, filed on August 21,
                2002 in the Chancery Court of the State of Delaware in and for New Castle County
                (incorporated by reference to Exhibit 99.5 to Pure's Form 8-K filed September 13, 2002).
Exhibit (a)(20) Complaint titled Steven Holland v. Pure Resources, Inc., Jack D. Hightower, George G.
                Staley, Herbert C. Williamson, III, Timothy H. Ling, Darrell D. Chessum, Keith A.
                Covington, Graydon H. Laughbaum, H.D. Maxwell, Unocal Corporation and Does 1-25,
                filed August 27, 2002 in the Superior Court of the State of California, Los Angeles County
                (incorporated by reference to Exhibit 99.8 to Pure's Form 8-K filed September 13, 2002).
Exhibit (a)(21) Amended Complaint titled Mary Crescente v. Pure Resources, Inc., et al. filed September 6,
                2002 in the Chancery Court of the State of Delaware in and for New Castle County
                (incorporated by reference to Exhibit 99.9 to Pure's Form 8-K filed September 13, 2002).

Exhibit (a)(22) Complaint titled Cardinal Capital Management, LLC v. John W. Amerman, Darrell D.
                Chessum, Keith A. Covington, John W. Creigton, Jr., James W. Crownover, Frank C.
                Herringer, Jack D. Hightower, Charles R. Larson, Graydon H. Laughbaum, Jr., Timothy H.
                Ling, H.D. Maxwell, Donald B. Rice, Kevin W. Sharer, George G. Staley, Marina V.N.
                Whitman, Charles R. Williamson, Herbert C. Williamson, III, Unocal Corporation, Union Oil
                Company of California and Pure Resources, Inc., filed on September 3, 2002 in the Chancery
                Court of the State of Delaware in and for New Castle County (incorporated by reference to
                Exhibit 99.6 to Pure's Form 8-K filed September 13, 2002).
Exhibit (a)(23) Amended Complaint titled Cardinal Capital Management, LLC v. John W. Amerman, Darrel
                D. Chessum, Keith A. Covington, John W. Creighton, Jr., James W. Crownover, Frank C.
                Herringer, Jack D. Hightower, Charles R. Larson, Graydon H. Laughbaum, Jr., Timothy H.
                Ling, H.D. Maxwell, Donald B. Rice, Kevin M. Sharer, George G. Staley, Marina V.N.
                Whitman, Charles R. Williamson, Herbert C. Williamson, III, Unocal Corporation, Union Oil
                Company of California and Pure Resources, Inc., filed on September 5, 2002 in the Chancery
                Court of the State of Delaware in and for New Castle County (incorporated by reference to
                Exhibit 99.7 to Pure's Form 8-K filed September 13, 2002).

Exhibit (a)(24) In Re: Pure Resources, Inc., (C.A. No. 19876) (Del Ch. Oct. 1, 2002) (incorporated by reference to Exhibit 99.13 to Amendment No. 3 to the Registration Statement on Form S-4,
                filed by Unocal on October 3, 2002).

Exhibit (a)(25) Order on Plaintiff's Motion for Preliminary Injunction dated October 3, 2002.++
Exhibit (e)(1)  Business Opportunities Agreement, dated as of December 13, 1999, by and between Union
                Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings,
                Inc.), TRH, Inc. and Titan Exploration, Inc. (incorporated by reference to Exhibit 10.22 to
                Titan Exploration, Inc.'s Form 10-K, as amended, as filed on April 12, 2000).

  Exhibit No.                                            Description
  -----------                                            -----------
Exhibit (e)(2)  Letter Agreement, dated January 30, 2001, related to the Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure
                Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan
                Exploration, Inc. (incorporated by reference to Exhibit 10.6 to Pure's Form 10-K for the year ended December 31, 2000).
Exhibit (e)(3)  Letter Agreement, dated March 29, 2001, related to the Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure
                Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan
                Exploration, Inc. (incorporated by reference to Exhibit 10.7 to Pure's Form 10-K for the year ended December 31, 2001).
Exhibit (e)(4)  Letter Agreement, dated May 9, 2001, related to the Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure
                Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan
                Exploration, Inc. (incorporated by reference to Exhibit 10.13 to Pure's Quarterly Report on
                Form 10-Q for the quarter ended March 31, 2001).
Exhibit (e)(5)  Letter Agreement, dated April 23, 2002, related to the Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure
                Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan
                Exploration, Inc. (incorporated by reference to Exhibit 10.1 to Pure's Quarterly Report on
                Form 10-Q for the quarter ended March 31, 2002).
Exhibit (e)(6)  Letter from Unocal Corporation dated September 2, 2002, related to the Business
                Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil
                Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings,
                Inc.), TRH, Inc. and Titan Exploration, Inc. (incorporated by reference to Exhibit 99.10 to
                Pure's Form 8-K filed September 13, 2002).
Exhibit (e)(7)  Non-Dilution Agreement dated December 13, 1999 by and between Pure Resources, Inc.
                (formerly named Titan Resources Holdings, Inc.) and Union Oil Company of California
                (incorporated by reference to Exhibit 10.21 to Titan Exploration, Inc.'s Annual Report on
                Form 10-K, as amended, as filed on April 12, 2000).
Exhibit (e)(8)  Amended and Restated Stockholders Voting Agreement dated April 10, 2000 by and between
                Pure Resources, Inc. (formerly named Titan Resources, Inc.), Union Oil Company of
                California and Jack D. Hightower (incorporated by reference to Exhibit 10.20 to Titan
                Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000).
Exhibit (e)(9)  Registration Rights Agreement dated December 13, 1999 by and between Pure Resources,
                Inc. (formerly named Titan Resources Holdings, Inc.) and Union Oil Company of California
                (incorporated by reference to Exhibit 10.1 to Pure's Registration Statement on Form S-4,
                Registration No. 333-34970).
Exhibit (e)(10) Employment Agreement, dated December 13, 1999 by and between Pure Resources, Inc.
                (formerly named Titan Resources Holdings, Inc.) and Jack D. Hightower (incorporated by reference to Exhibit 10.19 to Titan Exploration Inc.'s Annual Report on Form 10-K, as
                amended, as filed on April 12, 2000).
Exhibit (e)(11) Letter Agreement, dated July 20, 2000 by and between Jack D. Hightower and Pure
                Resources, Inc. regarding an amendment to Jack D. Hightower's Employment Agreement
                (incorporated by reference to Exhibit 10.8 to Pure's Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2000).
Exhibit (e)(12) Amendment to Employment Agreement dated August 8, 2000 by and between Pure
                Resources, Inc. and Jack D. Hightower (incorporated by reference to Exhibit 10.9 to Pure's
                Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

  Exhibit No.                                            Description
  -----------                                            -----------
Exhibit (e)(13) Officer Severance and Put Right Agreement dated August 1, 2000 by and between Pure
                Resources, Inc. and George G. Staley (incorporated by reference to Exhibit 10.7 to Pure's
                Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
Exhibit (e)(14) Officer Severance and Put Right Agreement dated August 1, 2000, August 31, 2000 or
                September 14, 2000 by and between Pure Resources, Inc. and certain executive officers
                (incorporated by reference to Exhibit 10.6 to Pure's Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2000).
Exhibit (e)(15) Officer Severance Agreement dated May 16, 2002 by and between Pure Resources and Jack
                Harper (incorporated by reference to Exhibit 10.1 to Pure's Quarterly Report on Form 10-Q
                for the quarter ended June 30, 2002).
Exhibit (e)(16) Pure Resources, Inc. 1999 Incentive Plan (incorporated by reference to Exhibit 10.3 to Pure's
                Registration Statement on Form S-4, Registration No. 333-34970).
Exhibit (e)(17) Form of Option Agreement under Pure Resources, Inc. 1999 Incentive Plan (incorporated by reference to Exhibit 10.8 to Pure's Annual Report on Form 10-K for the year ended
                December 31, 2000).

Exhibit (e)(18) Pure Resources, Inc. Equity Plan for Outside Directors (incorporated by reference to Exhibit
                10.9 to Pure's Registration Statement on Form S-4, Registration No. 333-34970).

Exhibit (e)(19) Pure Resources Inc. 401(k) Plan and Matching Plan (As Amended and Restated Effective as
                of January 1, 2002).+

Exhibit (e)(20) Titan Exploration, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 10.2 to
                Titan's Current Report on Form 8-K filed on June 11, 1999).

Exhibit (e)(21) Titan Exploration, Inc. 1996 Incentive Plan (incorporated by reference to Exhibit 10.9 to
                Titan's Registration Statement on Form S-1, Registration Number 333-14029).

Exhibit (e)(22) Indemnity Agreement dated August 9, 2000 by and between Pure Resources, Inc. and its officers and directors (incorporated by reference to Exhibit 10.10 to Pure's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

Exhibit (e)(23) Indemnity Agreement dated May 16, 2002 by and between Pure Resources, Inc. and Jack
                Harper (incorporated by reference to Exhibit 10.1 to Pure's Current Report on Form 8-K filed on September 13, 2002).

Exhibit (e)(24) Registration Rights Agreement dated May 25, 2000 by and between Pure Resources, Inc. and
                Jack D. Hightower (incorporated by reference to Exhibit 4.1 to Jack D. Hightower's Schedule
                13D filed June 5, 2000).

Exhibit (e)(25) Joint Development Agreement dated March 10, 2000 by and between Pure Resources, L.P.
                and Chaparral Royalty Company, DDDF Company, Inc., J. Don Looney, and George G.
                Staley (incorporated by reference to Exhibit 10.11 to Pure's Quarterly Report on Form 10-Q
                for the quarter ended September 30, 2000).

Exhibit (e)(26) Joint Development Agreement dated January 30, 2001 by and between Pure Resources, L.P.
                and F.H. Mills, Jr., Lon Slaughter, and George G. Staley (incorporated by reference to
                Exhibit 10.8 to Pure's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

Exhibit (e)(27) Pure's Annual Report on Form 10-K for the period ended December 31, 2001, as amended, as filed on August 5, 2002 (incorporated by reference to such filing).

Exhibit (e)(28) Confidentiality and Non-Compete Agreement dated May 25, 2000 by and between Pure
                Resources, Inc., Titan Exploration, Inc., and Pure Resources I, Inc. and each of certain officers (incorporated by reference to Exhibit 10.6 to Pure's Quarterly Report on Form 10-Q
                for the period ended June 30, 2000).

  Exhibit No.                                           Description
  -----------                                           -----------

Exhibit (e)(29) Confidentiality and Non-Compete Agreement dated August 8, 2000 by and between Pure
                Resources I, Inc. and Gary M. Dupriest (incorporated by reference to Exhibit 10.5 to Pure's
                Quarterly Report on Form 10-Q for the period ended September 30, 2000).

Exhibit (e)(30) Agreement to Tender dated October 9, 2002 among Unocal, Union Oil, Jack D. Hightower and other officers of Pure (incorporated by reference to Exhibit (a)(17) to Amendment No. 6 to Schedule TO, filed by Unocal on October 9, 2002).

Exhibit (g)     Not applicable.

--------

+ Previously filed as an exhibit to Pure's Schedule 14D-9 as filed with the Securities and Exchange Commission on September 18, 2002.


++ Previously filed as an exhibit to Amendment No. 2 to Pure's Schedule 14D-9 as filed with the Securities and Exchange Commission on October 9, 2002.

*  Filed herewith.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              PURE RESOURCES, INC.

                                              By:     /s/ JACK D. HIGHTOWER
                                                  -----------------------------
                                                        Jack D. Hightower
                                                   President, Chief Executive
                                                           Officer and
                                                      Chairman of the Board


Dated:  October 15, 2002

                                                                        ANNEX A




[LOGO] CREDIT SUISSE
F[ILROSGTO]BOCSRTEODNIT SUISSE FIRST BOSTON CORPORATION
1100 Louisiana Street   Telephone 713 890 1400
Suite 4600              Telefax   713 890 1500
Houston, TX 77002


October 8, 2002



Special Committee of the Board of Directors


Pure Resources, Inc.


500 West Illinois


Midland, Texas 79701



Members of the Special Committee:



You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share ("Pure Common Stock"), of Pure Resources, Inc. ("Pure") (other than Unocal Corporation ("Unocal"), its affiliates and the Put Holders (as defined below)) of the Exchange Ratio (as defined below) provided for in the Offer (as defined below) to be made by Union Oil Company of California, a wholly owned subsidiary of Unocal ("Sub"), in accordance with the terms of the Tender Agreement (as defined below). Representatives of Pure have advised us that, pursuant to the Tender Agreement, Unocal will amend the terms of the Preliminary Prospectus/Offer to Exchange, dated September 4, 2002 and the related letter of transmittal (each as amended as of the date hereof, collectively, the "Offer to Exchange"), which form part of the Registration Statement on Form S-4 of Unocal, to provide that Sub will offer (the "Offer") to exchange 0.74 (the "Exchange Ratio") of a share of common stock, par value $1.00 per share ("Unocal Common Stock"), of Unocal for each outstanding share of Pure Common Stock. We understand, and have assumed, that as soon as practicable following consummation of the Offer, Unocal intends to effect a merger of Pure with a wholly owned subsidiary of Unocal (the "Merger" and, together with the Offer, the "Transaction"), pursuant to which each outstanding share of Pure Common Stock not owned by Unocal or acquired in the Offer would be converted into the right to receive the Exchange Ratio. Representatives of Pure have further advised us that, pursuant to an Agreement to Tender (the "Tender Agreement") to be entered into among Unocal, Sub and certain officers of Pure (such officers, collectively, the "Put Holders"), the Put Holders will agree to tender their shares of Pure Common Stock pursuant to the Offer and to irrevocably waive their contractual rights under certain employment, severance and put right agreements to put shares of Pure Common Stock (including shares of Pure Common Stock acquired pursuant to exercise of stock options) to Pure.



In arriving at our opinion, we have reviewed the Offer to Exchange, the Solicitation/Recommendation Statement on Schedule 14D-9 of Pure, dated September 18, 2002, as amended as of the date hereof, an execution copy of the Tender Agreement and certain publicly available business and financial information relating to Pure and Unocal. We also have reviewed certain other information relating to Pure and Unocal, including certain financial forecasts and oil and gas reserve data, provided to or discussed with us by the managements of Pure and Unocal, and have met with the managements of Pure and Unocal to discuss the businesses and prospects of Pure and Unocal. We have considered certain financial and stock market data of Pure and Unocal, and we have compared those data with similar data for other publicly held companies in businesses similar to Pure and Unocal, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.



In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts and oil and gas reserve data, we have been advised, and have assumed, that such forecasts and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Pure and Unocal as to the future financial performance and oil and gas reserves of Pure and Unocal, respectively. We also have assumed, with your consent, that the Transaction will be consummated as contemplated in the Offer to Exchange, without delay or waiver, modification or amendment of any material term, condition or agreement except for amendments expressly contemplated by the Tender Agreement, and that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. We further assumed, with your consent, that the Tender Agreement, when executed, will conform to the version reviewed by us in all respects material to our analyses. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pure or Unocal, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of Unocal Common Stock actually would be when issued pursuant to the proposed Transaction or the prices at which Unocal Common Stock would trade at any time. In connection with our engagement, we were not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of Pure. Our opinion does not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to Pure.



We have acted as financial advisor to the Special Committee in connection with the Offer and will receive a fee for such services. We and our affiliates have in the past provided financial and investment banking services to Pure and Unocal and currently are providing financial services to Unocal, unrelated to the Offer, for which services we have received, and expect to receive, compensation. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Pure, Unocal and certain affiliates of Unocal for our own and our affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. As you are aware, a member of the Special Committee was an employee of Credit Suisse First Boston Corporation from 1995 through April 1998.



It is understood that this letter is for the information of the Special Committee in connection with its consideration of the proposed Offer and does not constitute a recommendation as to whether any holder of shares of Pure Common Stock should tender such shares pursuant to the Offer or as to how any stockholder of Pure should vote or act on any other matter relating to the Transaction.



Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Pure Common Stock (other than Unocal, its affiliates and the Put Holders).



Very truly yours,



CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                        ANNEX B





[LOGO] PETRIE PARKMAN & Co.
600 Travis, Suite 7400
Houston, Texas 77002
713/650-3383  .  Fax: 713/650-8461



                                October 8, 2002



Special Committee of the Board of Directors


Pure Resources, Inc.


500 West Illinois


Midland, TX 79701



Members of the Special Committee:



   We understand that on September 5, 2002, Union Oil Company of California, a Delaware corporation ("Union Oil") and a wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), commenced an offer to exchange
0.6527 of a share of common stock, par value $1.00 per share, of Unocal (together with the associated preferred stock purchase rights, the "Unocal Shares") for each outstanding share of common stock, par value $0.01 per share, of Pure Resources, Inc., a Delaware corporation (the "Company") (the "Shares"), upon the terms and subject to the conditions set forth in the prospectus (the "Initial Prospectus") contained in the Registration Statement on Form S-4 (the "Form S-4") filed by Unocal with the Securities and Exchange Commission (the "SEC") on September 4, 2002 and the related letter of transmittal (together with the Initial Prospectus, the "Initial Offer"). We further understand that
(i) on October 3, 2002, Unocal amended the Initial Offer to, among other things, increase the consideration offered therein to 0.70 of a Unocal Share for each Share, upon the terms and subject to the conditions set forth in the revised prospectus (the "Revised Prospectus") contained in Amendment No. 3 to the Form S-4 filed by Unocal with the SEC on such date and the related letter of transmittal (together with the Revised Prospectus, the "Revised Offer") and
(ii) Unocal stated in the Revised Prospectus that it would be willing to amend the Revised Offer to increase the consideration offered therein to 0.74 of a Unocal Share for each Share if all of the members of the Company's senior management agreed to surrender, for no additional consideration, their put rights relating to their Shares and their options to acquire Shares (the "Put Rights"). Management of the Company and the Special Committee have advised us that such an agreement to surrender the Put Rights has been reached and that Unocal has agreed to amend the Revised Offer to increase the consideration offered therein to 0.74 (the "Exchange Ratio") of a Unocal Share for each Share.



   You have requested our opinion as to whether the Exchange Ratio is fair from a financial point of view to the holders of the Shares (other than Union Oil, its affiliates and the holders of the Put Rights).



   In arriving at our opinion, we have, among other things:



    1. reviewed certain publicly available business and financial information relating to the Company, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002;


[LOGO] DENVER
  475 Seventeenth Street, Suite 1100
  Denver, Colorado 80202
[L3O0G3O/]29L2O-N3D8O7N7  .  Fax: 303/292-4284
35 Abbotsbury Road
London W14 8EL
4420/7460-0902  .  Fax: 4420/7460-0906

    2. reviewed certain information prepared and provided by the Company, including (i) operating statements and unaudited financial statements for the year-to-date period ended July 31, 2002 and (ii) a projected balance sheet as of August 31, 2002;



    3. reviewed certain publicly available business and financial information relating to Unocal, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002 and (iii) Unocal's 1999-2002 Quarterly Fact Book;



    4. reviewed certain estimates of the Company's oil and gas reserves, including (i) estimates of proved reserves, the majority of which were prepared by the independent engineering firms of Netherland Sewell & Associates, Inc. or Ryder Scott Company as of December 31, 2001, (ii) estimates of proved reserves prepared by the Company's management as of September 1, 2002, and (iii) estimates of non-proved reserves prepared by the Company's management as of September 1, 2002;



    5. reviewed certain estimates of Unocal's proved oil and gas reserves prepared by Unocal as of December 31, 2001;



    6. analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;



    7. analyzed certain historical and projected financial and operating data of Unocal prepared by the management and staff of Unocal;



    8. discussed the current operations and prospects of the Company and Unocal with the management and staff of the Company and Unocal, respectively;



    9. reviewed the trading history of the Shares and the Unocal Shares;



   10. compared recent stock market capitalization indicators for the Company and Unocal with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;



   11. compared the financial terms of the Revised Offer, as expected to be amended to reflect the Exchange Ratio, with the financial terms of other transactions that we deemed to be relevant;



   12. participated in certain discussions among representatives of the Special Committee, the Company and Unocal and their respective legal and other financial advisors;



   13. reviewed the Form S-4, as amended on September 5, 2002, September 20, 2002 and October 3, 2002, including the Initial Prospectus and the Revised Prospectus filed as part thereof, and the related letters of transmittal filed by Unocal with the SEC in connection with the Initial Offer and the Revised Offer;



   14. participated in certain discussions among representatives of the Special Committee and its legal advisors concerning the terms of the Revised Offer, as expected to be amended to reflect the Exchange Ratio and the surrender of the Put Rights; and



   15. reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we have deemed necessary or appropriate.



   In connection with our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available to us by the Company and Unocal. We have further relied upon the assurances of representatives of the management of the Company and Unocal that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Unocal relating to the future financial and operational performance of the Company and Unocal, respectively. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Company and Unocal (and their engineering consultants, as applicable) relating to the oil and gas properties of the Company and Unocal, respectively. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company or Unocal, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Unocal.



   Our opinion relates solely to the fairness from a financial point of view of the Exchange Ratio to the holders of the Shares (other than Union Oil, its affiliates and the holders of the Put Rights). This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Revised Offer. In addition, we have not been asked to consider and our opinion does not address the prices at which the Unocal Shares will trade following the consummation of the Revised Offer. As you are aware, we are acting as financial advisor to the Special Committee of the Board of Directors and have received a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to the Company and Unocal and have received customary fees for such services. Furthermore, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of the Company or Unocal for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.



   Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of the Company and Unocal as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.



   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Shares (other than Union Oil, its affiliates and the holders of the Put Rights).



                                          Very truly yours,



                                          PETRIE PARKMAN & CO., INC.





                                             /s/ Jon C. Hughes


                                          By: __________________________________


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